UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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Cousins Properties Incorporated

(Name of registrant as specified in its charter)

(Name of person(s) filing proxy statement, if other than the registrant)

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Cousins


BARINGS

2026 PROXY STATEMENT
and Notice of Annual Meeting of Stockholders



Our history of success is a testament to both the quality of our buildings and the quality of the teams who develop, lease, and manage them.

Cousins

Pictured: San Jacinto Center (Austin). Pictured on cover: 300 South Tryon (Charlotte).

LETTER FROM OUR CEO

March 18, 2026

Dear Stockholders,

2025 was a strong year for Cousins. We advanced our Sun Belt lifestyle office strategy through organic internal growth and external investments, while maintaining our best-in-class balance sheet. Throughout the year, leasing activity was robust and the Company had fantastic financial results. As Cousins marks its 68th year, we are well-positioned to benefit from improving market conditions.

THE OFFICE MARKET

Throughout 2025, office fundamentals continued to improve as most major companies phase out remote work. Leasing demand is growing, and with new construction starts at de minimis levels, any meaningful increase in new supply is four to five years away. Importantly for Cousins, corporate migration to the Sun Belt has firmly reaccelerated. As a result, our leasing pipeline is robust across all markets. We have seen a notable pick-up in leasing interest from West Coast and New York City-based companies as they focus on distributing their workforce across the country.

During the pandemic, office-using employment growth was historically high. At some companies, headcount almost doubled. Many of these new hires were remote, and associated office space was never leased. Now, as return-to-office mandates have become widespread, many companies lack the space to accommodate their pandemic-era headcount growth. We believe that the tailwinds from accelerating return to office are greater than the impact of a slower job market. This is an excellent setup for Cousins to advance our strategic priorities.

2025 HIGHLIGHTS

Throughout the year, and as we look ahead, our priority remains to drive long-term earnings growth and create stockholder value. We have pursued these goals successfully over the last 14 years by aggressively executing our intentional strategy.

Highlights for 2025 included:

- Acquired The Link, a 292,000 square foot lifestyle office property in Uptown Dallas, for $218 million, strategically expanding our presence in the fast-growing Dallas market.
- Signed 2.1 million square feet of leases for the year, the highest volume since 2019.
- Rolled-up cash rents on second-generation leasing for the 47th consecutive quarter.
- Completed the redevelopment of Hayden Ferry in Phoenix, with the property now 95% leased.
- Sold 2.9 million shares under our ATM program, on a forward basis, at an average price of $30.44 per share.
- Issued $500.0 million of 5.250% public unsecured senior notes.

Our outstanding 2025 achievements highlight the strength of our leading Sun Belt lifestyle office portfolio and best-in-class balance sheet.

LOOKING AHEAD

As we begin 2026, we are excited about what is ahead for Cousins. Office fundamentals continue to improve with accelerating leasing activity and declining new supply, and we continue to deploy capital into compelling and accretive investment opportunities. We have exceptionally low lease expirations in 2026 and a late-stage leasing pipeline that now totals over 1.2 million square feet. We are sharply focused on growing occupancy in 2026. As the office market is rebalancing, we are projecting a third consecutive year of FFO growth, a performance that is simply unmatched by other traditional office REITs.

Our core strategy remains the same: invest in properties that already are or can be repositioned into lifestyle office in our target Sun Belt markets. We will remain agile and opportunistic with any acquisitions and/or dispositions, and as always, our capital allocation decisions will prioritize earnings accretion while maintaining our financial strength and enhancing our portfolio quality. Over the long term, Cousins is uniquely well-positioned.

Thank you to our team and our dedicated Board of Directors, who serve our customers and our stockholders with their strategic vision, skills, and experience. It is an honor to lead Cousins and I appreciate your guidance and confidence throughout the years.





President and Chief Executive Officer

NOTICE OF 2026 ANNUAL MEETING OF STOCKHOLDERS

The 2026 Annual Meeting of Stockholders of Cousins Properties Incorporated will be held:

Date	Time	Location
Tuesday, April 28, 2026	**12:00 PM Local Time**	**3344 Peachtree Road, Suite 1800 Atlanta, Georgia 30326**

	Proposal	For More Information	Board Recommendation
Proposal 1	Election of nine nominees named in the proxy statement as Directors, each for a term of one year.	Page 20	For each nominee
Proposal 2	Consideration of an advisory vote to approve executive compensation.	Page 89	For approval
Proposal 3	Approval of the Cousins Properties Incorporated Amended and Restated 2019 Omnibus Stock Incentive Plan.	Page 90	For approval
Proposal 4	Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2026.	Page 101	For ratification

Stockholders of record of Cousins common stock (NYSE: CUZ) at the close of business on March 2, 2026 are entitled to vote at the meeting and any postponements or adjournments of the meeting.

YOUR VOTE IS IMPORTANT

Please vote as promptly as possible by using any of the following methods:

VOTE BY INTERNET

You can scan this QR code to vote with your mobile phone, utilize the Proxy Vote Mobile App, or visit www.proxyvote.com.

You will need the 16-digit number included in your proxy card, voter instruction form, or notice.

PHONE

Call 1-800-690-6903 or the number on your voter instruction form.

You will need the 16-digit number included in your proxy card, voter instruction form, or notice.

MAIL

Send your completed and signed proxy card or voter instruction form to the address on your proxy card or voter instruction form.

AT ANNUAL MEETING

See next page regarding in-person attendance at the Meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 28, 2026:

The proxy statement and 2025 Annual Report are available at www.proxyvote.com.

ATTENDANCE AT THE MEETING

To attend the meeting, you must be a stockholder on the record date. You will be able to attend the Annual Meeting as well as vote during the meeting in person.

Participation in the meeting may be limited due to the physical capacity of the host location, in which case access to the meeting will be accepted on a first-come, first-served basis. Physical entry to the meeting will begin at 11:30 a.m. local time, and the meeting will begin promptly at 12:00 p.m. local time.

We encourage stockholder participation in our Annual Meeting, which we have designed to promote stockholder engagement. Stockholders will be permitted to ask questions on the ballot items during the meeting and on other subjects during a question and answer session that will begin at the conclusion of the meeting. Stockholders will be able to review the Rules of Conduct for the meeting upon physical entry to the Annual Meeting.

By Order of the Board of Directors.



Pamela F. Roper
Corporate Secretary, Atlanta, Georgia
March 18, 2026

Cousins Properties Incorporated (3344 Peachtree Road NE, Suite 1800, Atlanta, Georgia 30326) is providing you with this proxy statement relating to its 2026 Annual Meeting of Stockholders. We began mailing a notice on March 18, 2026 containing instructions on how to access this proxy statement and our annual report online, and we also began mailing a full set of the proxy materials to stockholders who had previously requested delivery of the materials in paper copy. References to "the Company", "Cousins" or "our" in this proxy statement refer to Cousins Properties Incorporated and, as applicable, its consolidated subsidiaries.

TABLE OF CONTENTS

PROXY SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting.

BUSINESS HIGHLIGHTS

Cousins is a fully integrated, self-administered, and self-managed real estate investment trust, based in Atlanta, Georgia. Founded in 1958 by Tom Cousins, we have extensive expertise in the development, acquisition, leasing, and property management of Class A office buildings.

When it comes to strategy, Cousins keeps it simple:

- assemble the premier portfolio of trophy, lifestyle office assets in high-growth Sun Belt markets,
- maintain a disciplined approach to capital allocation, while focusing on investment opportunities where Cousins has a competitive advantage,
- maintain our fortress balance sheet, and
- leverage our strong local operating platforms, while taking an entrepreneurial approach in our high-growth markets.

At the end of December 2025, Cousins managed a 21.1 million square foot trophy office portfolio primarily in the high-growth markets of Austin, Atlanta, Charlotte, Tampa, Phoenix, Dallas, and Nashville.

2025 HIGHLIGHTS



Domain 10 | Austin

- Leased 2.1 million square feet of office space, including 1.2 million square feet of new and expansion space
- Maintained a simple and strong balance sheet, with $889.7 million of liquidity as of December 31, 2025.
- Increased second generation net rent per square foot by 3.5% on a cash-basis.
- Issued $500.0 million aggregate principal amount of 5.250% public unsecured senior notes.
- Acquired The Link, a 292,000 square foot lifestyle office property in Uptown Dallas, for a purchase price of $218.0 million.
- Sold 2.9 million shares under our at-the-market stock offering program ("ATM"), on a forward basis, at an average price of $30.44 per share.
- Stable and experienced leadership team, with more than 20 years of average tenure in the real estate industry and 15 years at Cousins.

COMPENSATION HIGHLIGHTS

The Compensation & Human Capital Committee (the "Compensation Committee") approved the 2025 compensation arrangements for our named executive officers ("NEOs"). Below are highlights of our 2025 compensation arrangements for our NEOs from the Compensation Discussion & Analysis (the "CD&A") section of this proxy statement:

No Structural Changes to our Executive Compensation

- In 2025, total CEO target compensation was 90% "at risk" or "performance based" compensation. Only base salary is a fixed amount. The other components are based on performance and/or stock price.



At risk:
90%
10%
11%
14%
25%
40%
Base Salary
LTI-Performance RSU
Annual Bonus
LTI-Restricted Stock
LTI-Market RSU

- As indicated in the chart above, 76% of the compensation was granted in the form of long-term equity awards. The Long-term equity awards were granted to our NEOs using a mix of 42% market-conditioned restricted stock units ("Market RSUs"), 18% performance-conditioned RSUs ("Performance RSUs"), and 40% time-vested restricted stock. Market RSUs are earned only upon meeting market performance goals relating to total stockholder return (relative to a peer group comprised of the members of the FTSE Nareit Equity Office Index) ("TSR"), and the performance-conditioned RSUs are earned only upon meeting Company performance goals relating to aggregate Funds From Operations ("FFO") each over a three-year period from 2025 through 2027. The time-vested restricted stock vests ratably over a three-year service requirement, and the Market RSUs and Performance RSUs cliff vest only if the performance conditions and service requirement are satisfied.
- As part of its annual review and discussion regarding potential performance goals for the annual incentive cash award, the Compensation Committee considered the Company's financial and non-financial strategic initiatives and objectives, along with the appropriate components and relative weighting. Consistent with the approach taken in prior years, financial and operational metrics represented an aggregate of 90% of the 2025 annual incentive compensation goals, and other strategic objectives represented the remaining 10%.

GOVERNANCE HIGHLIGHTS

We also recognize the importance of best in class governance practices. Below are some highlights of our practices:

	FOR MORE INFORMATION
Annual election of all Directors	**Page 20**
Independent Chair of the Board	**Page 24**
No shareholder rights plan or "poison pill"	**Page 30**
Vendor code of conduct	**Page 30**
Corporate governance guidelines	**Page 30**
Majority voting standard for Director elections	**Page 33**
Robust annual board evaluation	**Page 36**
Balanced tenure among Board of Directors	**Page 36**
Year-round stockholder engagement	**Page 37**
Anti-hedging and anti-pledging policies	**Page 37**
Comprehensive mandatory training	**Page 39**

	Cap on incentive award payouts	**Page 51**
	Compensation clawback policy	**Page 65**
	Robust share ownership requirements	**Page 65**
	Holding periods for executive and director stock awards	**Page 65**
	Policy against tax "gross-ups" for executives	**Page 78**



300 Colorado | Austin

2026 ANNUAL MEETING INFORMATION

Date and Time	Location
APRIL 28, 2026 12:00 P.M. LOCAL TIME	IN PERSON 3344 PEACHTREE ROAD, SUITE 1800 ATLANTA, GEORGIA 30326

Record Date	Voting
March 2, 2026	Holders of our common stock are entitled to one vote per share.



3344 Peachtree | Atlanta

VOTING MATTERS AND BOARD RECOMMENDATIONS

	Proposal	For More Information	Board Recommendation
Proposal 1	Election of nine nominees named in the proxy statement as Directors, each for a term of one year.	Page 20	For each nominee
Proposal 2	Consideration of an advisory vote to approve executive compensation.	Page 89	For approval
Proposal 3	Approval of the Cousins Properties Incorporated Amended and Restated 2019 Omnibus Incentive Stock Plan.	Page 91	For approval
Proposal 4	Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2026.	Page 101	For ratification



Tempe Gateway | Phoenix

ELECTION OF DIRECTORS

The Board of Directors (the “Board”) of Cousins Properties Incorporated (“we,” “our,” “us,” the “Company,” or “Cousins”) is asking you to elect nine directors (the “Directors”). The table below provides summary information about the nine Director nominees. All of the nominees currently serve on the Board. Our Bylaws provide for majority voting in uncontested Director elections. Therefore, a nominee will only be elected if the number of votes cast for the nominee’s election is greater than the number of votes cast against that nominee.

For more information about the nominees, including information about the qualifications, attributes, and skills of the nominees, see page 20.

				Board Committees				
Name	Age	Director Since	Primary Occupation	Audit	Compensation & Human Capital	Nominating/ Governance	Sustainability	Executive
 Charles T. Cannada	67	2016	Private Investor	✓	✓			
 Robert M. Chapman	72	2015	Chair of the Board of Cousins; Former Chief Executive Officer of CenterPoint Properties Trust					✓ (Chair)
 M. Colin Connolly	49	2019	President and Chief Executive Officer of Cousins				✓	✓
 Scott W. Fordham	58	2019	Former Chief Executive Officer of TIER REIT, Inc.	✓			✓ (Chair)	
 Susan L. Givens	49	2025	Former executive with Blackstone		✓		✓	
 R. Kent Griffin Jr.	56	2019	Managing Director of PHICAS Investors		✓ (Chair)	✓		✓
 Donna W. Hyland	65	2014	President and Chief Executive Officer of Children’s Healthcare of Atlanta	✓ (Chair)		✓		✓
 Dionne Nelson	54	2021	Chief Executive Officer of Laurel Street	✓			✓	
 R. Dary Stone	72	2018	President and Chief Executive Officer of R.D. Stone Interests		✓	✓ (Chair)		

✓ = Committee member

✓ (Chair) = Committee Chair

ADDITIONAL PROPOSALS

APPROVE EXECUTIVE COMPENSATION

The Board is asking you to approve executive compensation for our NEOs for 2025 on an advisory basis. Pay that reflects performance and alignment of pay with the long-term interests of our stockholders are key principles that underlie our compensation program. Stockholders have the opportunity to vote, on an advisory basis, on the compensation of our executive officers. This agenda item is often referred to as a say-on-pay, and it provides you the opportunity to cast a vote with respect to our 2025 executive compensation programs and policies and the compensation paid to the NEOs as disclosed in this proxy statement.

For more information, see page 89.

At our 2025 annual meeting, stockholders approved our say-on-pay vote on 2024 executive compensation with approval by 90.22% of votes cast.

For more information, see page 47.

APPROVE THE AMENDED AND RESTATED 2019 OMNIBUS INCENTIVE STOCK PLAN

The Board is asking you to approve the Cousins Properties Incorporated Amended and Restated 2019 Omnibus Incentive Stock Plan (the "Amended Plan") to increase the shares available for issuance and extend the term of the Cousins Properties Incorporated 2019 Omnibus Incentive Stock Plan (the "2019 Omnibus Incentive Stock Plan").

For more information, see page 90.

RATIFY THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board is asking you to ratify the selection of Deloitte & Touche LLP (“Deloitte”) as our independent registered public accounting firm for the year ending December 31, 2026.

For more information, see page 101.


Ideal Image
Rosetta

Buckhead Plaza | Atlanta

GENERAL INFORMATION

WHY IS THIS PROXY STATEMENT BEING MADE AVAILABLE?

Our Board of Directors has made this proxy statement available to you because you owned shares of our common stock at the close of business on March 2, 2026, and our Board of Directors is soliciting your proxy to vote your shares at the Annual Meeting. This proxy statement describes issues on which we would like you to vote at our Annual Meeting. It also gives you information on these issues so that you can make an informed decision, in accordance with the rules of the Securities and Exchange Commission ("SEC"), and is designed to assist you in voting.

WHAT IS A PROXY?

A proxy enables a stockholder to vote without physically attending the meeting. Technically, it is your legal designation of another person to vote the stock you own. That other person is called a proxy. The document in which you designate that person is called a proxy or a proxy card. Two of our Directors have been designated as proxies for the 2026 Annual Meeting of Stockholders. These Directors are M. Colin Connolly and Robert M. Chapman.

WHY DID I RECEIVE A NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS IN THE MAIL INSTEAD OF A PRINTED SET OF PROXY MATERIALS?

Pursuant to rules adopted by the SEC, we are permitted to furnish our proxy materials over the internet to our stockholders by delivering a Notice of Internet Availability of Proxy Materials in the mail. The Notice of Internet Availability of Proxy Materials instructs you on how to access and review the proxy statement and 2025 Annual Report to Stockholders over the internet. The Notice of Internet Availability of Proxy Materials also instructs you on how you may submit your proxy over the internet at www.proxyvote.com. We believe that this e-proxy process expedites stockholders' receipt of proxy materials, while also lowering our costs and reducing the environmental impact of our annual meeting. We have used this e-proxy process to furnish proxy materials to certain of our stockholders over the internet.

If you received a Notice of Internet Availability of Proxy Materials in the mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting these materials provided in the Notice of Internet Availability of Proxy Materials.

If you received a paper copy of this proxy statement by mail and you wish to receive a Notice of Internet Availability of Proxy Materials of next year's proxy statement, you can elect to receive an e-mail message that will provide a link to these documents. By opting to receive the notice of availability and accessing your proxy materials online, you will save the Company the cost of producing and mailing documents to you, reduce the amount of mail you receive, and help preserve environmental resources. To sign up for electronic delivery, please follow the instructions on the Notice of Internet Availability of Proxy Materials, and, when prompted, indicate that you agree to receive or access materials electronically in future years.

WHO IS ENTITLED TO VOTE?

Holders of our common stock at the close of business on March 2, 2026, are entitled to receive notice of the meeting and to vote at the meeting and any postponements or adjournments of the meeting. March 2, 2026, is referred to as the "record date."



Promenade Campus l | Atlanta

TO HOW MANY VOTES IS EACH SHARE OF COMMON STOCK ENTITLED?

Holders of our common stock are entitled to one vote per share.

HOW DO I VOTE?

Common stockholders of record may vote:

- via the Proxy Vote Mobile App, which is available for download through the Apple App Store or Google Play Store;
- over the internet at www.proxyvote.com, as noted in the Notice of Internet Availability of Proxy Materials or your proxy card (if you received a proxy card);
- by telephone at 1-800-690-6903, as shown on your proxy card (if you received a proxy card);
- by signing and dating your proxy card (if you received a proxy card) and mailing it in the postage-paid and addressed envelope enclosed therewith to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717; or
- by attending the Annual Meeting and voting in person.

If you have internet access, we encourage you to vote via the internet. It is convenient, more environmentally friendly, and saves us significant postage and processing costs. In addition, when you vote by proxy via the internet or by phone prior to the meeting date, your proxy vote is recorded immediately, and there is no risk that postal delays will cause your proxy vote to arrive late and, therefore, not be counted.

If voting by mobile app, internet, telephone, or mail, your vote must be received not later than April 27, 2026.

WHAT IS THE DIFFERENCE BETWEEN A STOCKHOLDER OF RECORD AND A STOCKHOLDER WHO HOLDS COMMON STOCK IN "STREET NAME?"

If your shares of common stock are registered in your name, you are a stockholder of record. If your shares are in the name of your broker or bank, your shares are held in "street name."

If you hold your shares of common stock are held in a street name, please refer to the instructions provided by your broker or bank regarding how to vote your shares or to revoke your voting instructions. The availability of telephone and internet voting depends on the process of the broker, bank, or other nominee. Street name holders may vote in person only if they have a legal proxy to vote their shares as described above (see "What is a Proxy").

WHAT IF I CHANGE MY MIND AFTER I RETURN MY PROXY?

You may revoke your proxy and change your vote at any time before the polls close at the Annual Meeting. You may do this by:

- sending written notice of revocation to our Corporate Secretary at 3344 Peachtree Road NE, Suite 1800, Atlanta, Georgia 30326-4802;
- submitting a subsequent proxy via mobile app, internet, or telephone or executing a new proxy card with a later date; or
- voting in person at the Annual Meeting.

Written notice of revocation or submission of a subsequent proxy must be received not later than April 27, 2026 to be valid. Attendance at the meeting will not by itself revoke a proxy; revocation of a proxy during attendance at the Annual Meeting must occur prior to the close of balloting.

ON WHAT ITEMS AM I VOTING?

You are being asked to vote on four items:

- to elect nine Directors nominated by the Board of Directors;
- to approve, on an advisory basis, the compensation of the Named Executive Officers as disclosed in this proxy statement;
- to approve an amendment and restatement of the 2019 Omnibus Incentive Stock Plan; and
- to ratify the appointment of Deloitte as our independent registered public accounting firm for the year ending December 31, 2026.

No cumulative voting rights are authorized, and dissenters' rights are not applicable to these matters.

HOW MAY I VOTE FOR THE NOMINEES FOR ELECTION OF DIRECTORS, AND HOW MANY VOTES MUST THE NOMINEES RECEIVE TO BE ELECTED?

With respect to the election of Directors, you may:

- vote FOR the nine nominees for Director;
- vote AGAINST the nine nominees for Director;
- vote FOR certain of the nominees for Director and vote AGAINST the remaining nominees; or
- ABSTAIN from voting on one or more of the nominees for Director.

Our Bylaws provide for majority voting in uncontested Director elections. Under the majority voting standard, Directors are elected by a majority of the votes cast, which means that the number of shares voted for a Director must exceed the number of shares voted against that Director. Abstentions are not considered votes cast for or against the nominee under a majority voting standard, and abstentions and broker non-votes will have no effect on the outcome of the vote.

WHAT HAPPENS IF A NOMINEE IS UNABLE TO STAND FOR ELECTION?

If a nominee is unable to stand for election, the Board may, by resolution, provide for a lesser number of Directors or designate a substitute nominee. If the Board designates a substitute nominee, shares represented by proxies voted for the nominee unable to stand for election will be voted for the substitute nominee. In no event may proxies be voted for more than nine Directors at the Annual Meeting.

HOW MAY I VOTE ON THE PROPOSAL TO APPROVE, ON AN ADVISORY BASIS, THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS FOR 2025 AS DISCLOSED IN THIS PROXY STATEMENT, AND HOW MANY VOTES MUST THE PROPOSAL RECEIVE TO PASS?

With respect to this proposal, you may:

- vote FOR the proposal;
- vote AGAINST the proposal; or
- ABSTAIN from voting on the proposal.

The proposal is approved if the votes cast favoring the proposal exceed the votes cast opposing the proposal. Abstentions and broker non-votes will have no effect on the outcome of the vote.

HOW MAY I VOTE ON THE PROPOSAL TO APPROVE THE AMENDED PLAN AS DISCLOSED IN THIS PROXY STATEMENT, AND HOW MANY VOTES MUST THE PROPOSAL RECEIVE TO PASS?

With respect to this proposal, you may:

- vote FOR the proposal;
- vote AGAINST the proposal; or
- ABSTAIN from voting on the proposal.

The proposal is approved if the votes cast favoring the proposal exceed the votes cast opposing the proposal. Abstentions and broker non-votes will have no effect on the outcome of the vote.

HOW MAY I VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2026, AND HOW MANY VOTES MUST THE PROPOSAL RECEIVE TO PASS?

With respect to the proposal to ratify the independent registered public accounting firm, you may:

- vote FOR the proposal;
- vote AGAINST the proposal; or
- ABSTAIN from voting on the proposal.

The proposal is approved if the votes cast favoring the proposal exceed the votes cast opposing the proposal. Abstentions and broker non-votes will have no effect on the outcome of the vote.

HOW DOES THE BOARD OF DIRECTORS RECOMMEND THAT I VOTE?

The Board recommends a vote:

- FOR the nine Director nominees;
- FOR the approval, on an advisory basis, of executive compensation;
- FOR the approval of the Amended Plan; and
- FOR the ratification of the appointment of the independent registered public accounting firm for 2026.

WHAT HAPPENS IF I SIGN AND RETURN MY PROXY CARD BUT DO NOT PROVIDE VOTING INSTRUCTIONS?

If you return a signed proxy card but do not provide voting instructions, your shares of common stock will be voted:

- FOR the nine Director nominees;
- FOR the approval, on an advisory basis, of executive compensation;
- FOR the approval of the Amended Plan; and
- FOR the ratification of the appointment of the independent registered public accounting firm for 2026.

I HAVE RECEIVED MY PROXY CARD, BUT I HAVE NOT YET VOTED. WILL I BE ALLOWED TO ATTEND THE ANNUAL MEETING?

Yes. All stockholders as of the Record Date may attend the Annual Meeting. Please bring two (2) valid forms of identification and your proxy card when attending. In addition to registering for the meeting, stockholders who hold their shares in a street name that wish to vote at the meeting must obtain a legal proxy from their bank, broker, or other

nominee prior to the meeting. You will need to have an electronic image (such as a PDF file or scan) of the legal proxy with you if you are voting at the meeting.

WILL MY SHARES BE VOTED IF I DO NOT SIGN AND RETURN MY PROXY CARD, VOTE BY PHONE OR VOTE OVER THE INTERNET?

If you are a common stockholder and you do not sign and return your proxy card, vote by phone, vote over the internet, or vote in person at the Annual Meeting, your shares will not be voted and will not count in deciding the matters presented for stockholder consideration in this proxy statement.

If your shares of common stock are held in "street name" through a broker or bank and you do not provide voting instructions before the Annual Meeting, your broker or bank may vote your shares on your behalf under certain limited circumstances, in accordance with NYSE rules that govern the banks and brokers. These circumstances include voting your shares on "routine matters," including the ratification of the appointment of our independent registered public accounting firm described in this proxy statement. Therefore, with respect to this proposal, if you do not vote your shares, your bank or broker may vote your shares on your behalf or leave your shares unvoted.

The remaining proposals — the election of Directors, the advisory vote on executive compensation, and the approval of the Amended Plan — are not considered routine matters under NYSE rules relating to voting by banks and brokers. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. This is called a "broker non-vote." Broker non-votes that are represented at the Annual Meeting will be counted for purposes of establishing a quorum, but not for determining the number of shares voted for or against the non-routine matter.

We encourage you to provide instructions to your bank or brokerage firm by voting your proxy. This action ensures your shares will be voted at the meeting in accordance with your wishes.

HOW MANY VOTES DO YOU NEED TO HOLD THE ANNUAL MEETING?

Shares of our common stock are counted as present at the Annual Meeting if the stockholder either attends in person at the Annual Meeting or properly submitted a proxy. As of the record date, 166,149,848 shares of our common stock were outstanding and are entitled to vote at the Annual Meeting. Holders of a majority of the outstanding shares entitled to vote as of the record date, as to each proposal, must be represented at the Annual Meeting either by attending in person or by proxy in order to hold the Annual Meeting and conduct business. This is called a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting.

IF I SHARE MY RESIDENCE WITH ANOTHER STOCKHOLDER, HOW MANY COPIES OF THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS OR OF THE PRINTED PROXY MATERIALS WILL I RECEIVE?

In accordance with SEC rules, we are sending only a single Notice of Internet Availability of Proxy Materials or set of the printed proxy materials to any household at which two or more stockholders reside if they share the same last name or we reasonably believe they are members of the same family, unless we have received instructions to the contrary from any stockholder at that address. This practice, known as "householding," reduces the volume of duplicate information received at your household and helps us reduce costs.

Each stockholder subject to householding that requests printed proxy materials will receive a separate proxy card or voting instruction card. We will deliver promptly, upon written request, a separate copy of the annual report or proxy statement, as applicable, to a stockholder at a shared address to which a single copy of the document was previously delivered. If you received a single set of these documents for this year, but you would prefer to receive your own copy, you may direct requests for separate copies to our Transfer Agent through their Shareholder Central portal at

www.equiniti.com or at the following address: EQ, Attn: EQ - Automated Scanning Team, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4100, or you may call (800) 937-5449 (within the U.S.) or (718) 921-8124 (outside of the U.S.) or email HelpAST@equiniti.com.

If you are a stockholder who receives multiple copies of our proxy materials, you may request householding by contacting us in the same manner and requesting a householding consent form.

WHAT IF I CONSENT TO HAVE ONE SET OF MATERIALS MAILED NOW BUT CHANGE MY MIND LATER?

You may withdraw your householding consent at any time by contacting our Transfer Agent at the address, telephone number, and/or email address provided above. We will begin sending separate copies of stockholder communications to you within 30 days of receipt of your written or oral instruction.

THE REASON I RECEIVE MULTIPLE SETS OF MATERIALS IS BECAUSE SOME OF THE SHARES BELONG TO MY CHILDREN. WHAT HAPPENS IF THEY MOVE OUT AND NO LONGER LIVE IN MY HOUSEHOLD?

When we receive notice of an address change for one of the members of the household, we will begin sending separate copies of stockholder communications directly to the stockholder at his or her new address. You may notify us of a change of address by contacting our Transfer Agent at the address, telephone number, and/or email address provided above.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2026 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 28, 2026:

The proxy statement and annual report on Form 10-K for the year ended December 31, 2025, are available at www.proxyvote.com. As permitted by SEC rules, to save money and help conserve natural resources, we are making this proxy statement and our 2025 Annual Report, including a copy of our annual report on Form 10-K and financial statements for the year ended December 31, 2025, available to our stockholders electronically via the Internet instead of mailing them. On or about March 18, 2026, we began mailing to many of our stockholders a Notice of Internet Availability of Proxy Materials ("Notice") containing instructions on how to access this proxy statement and our annual report online, as well as instructions on how to vote. Also on or about March 18, 2026, we began mailing printed copies of these proxy materials to stockholders that have requested printed copies. If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail unless you request a copy.

If you would like to receive a printed copy of our proxy materials, you may (1) visit www.proxyvote.com (2) call 1-800-579-1639, or (3) send an email to sendmaterial@proxyvote.com. If requesting by email, please note that you will need to enter the 16 digit control number (included in the Notice referenced above) in the subject line. Unless requested by one of the foregoing methods, you will not otherwise receive a paper copy of our proxy materials.

PROPOSAL 1 - **ELECTION OF DIRECTORS**

The Board has nominated the nine individuals named below for election at the Annual Meeting. Our Directors are elected annually by the stockholders to serve until the next Annual Meeting of Stockholders and until their respective successors are elected.

Our longstanding practice has been to conduct annual elections of directors, with each director being elected for only one-year terms. Each of the Director nominees are currently members of the Board and were elected by the stockholders at the Annual Meeting in 2025. Each Director nominee has consented to serve as a Director if so elected at the Annual Meeting.

Biographical information about our nominees for Director, including business experience for at least the past five years, age, year he or she began serving as our Director, and other public companies for which he or she has served on the board of directors for at least the past five years is provided below. In addition, the experience, qualifications, attributes, and skills considered by our Nominating & Governance Committee ("Nominating Committee") and the Board in determining to nominate the Director are provided below.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" EACH OF THE NOMINEES FOR DIRECTOR

Nominee	**Information About Nominee**
	Charles T. Cannada
 • Director Since 2016 • Independent Director • Compensation Committee • Audit Committee ◦ Financial Expert • Age 67	Private investor and advisor with extensive background in the telecommunications industry. From 1989 to 2000, held various executive management positions at MCI (previously WorldCom and earlier LDDS Communications), including chief financial officer from 1989 to 1994 and senior vice president in charge of corporate development and international ventures and alliances from 1995 to 2000. Director for First Commercial Bank Inc. (chairman of its audit committee and a member of its executive committee, compensation committee, and investment/asset liability management committee). Trustee (and member of the executive committee) of Belhaven University. Member of the audit and investment committees of the University of Mississippi's Foundation Board. From 2010 until the merger of the Company with Parkway Properties, Inc. ("Parkway") (formerly traded on the NYSE as "PKY"), Mr. Cannada served as director of Parkway, and chairman of its board from December 2011 to December 2013. In deciding to nominate Mr. Cannada, the Nominating Committee and the Board considered his extensive experience in the areas of accounting, finance, mergers and acquisitions, capital markets, and governance of public companies has equipped him with distinct skills that are beneficial to the Company. As a successful entrepreneur and a board member in several non-public entities, he also brings a non-real estate perspective to the management and strategic planning areas of the Company.

There are no family relationships among our Directors or executive officers.

PROPOSAL 1 – ELECTION OF DIRECTORS

Nominee	Information About Nominee
	Robert M. Chapman
 • Director Since 2015 • Independent Director • Chair of the Board • Chair of Executive Committee • Age 72	Private investor with extensive background in the real estate industry. From 2013 through July 2025, chief executive officer of CenterPoint Properties Trust, a company focused on the development, acquisition, and management of industrial property and transportation infrastructure. From August 1997 to November 2009, served in various positions with Duke Realty Corporation, including chief operating officer from August 2007 to November 2009. From 1992 to 1997, served as senior vice president of RREEF Management Company. From 2012 to 2022, advisor to First Century Energy Holdings, Inc., and director of Rock-Tenn Company from 2007 to 2015. In deciding to nominate Mr. Chapman, the Nominating Committee and the Board considered his broad managerial experience in real estate acquisitions and development, along with his track record of sound judgment and achievement, as demonstrated by his leadership positions as chief executive officer of a real estate company. In addition, his prior service as a director of another public company provides him perspective and broad experience on governance issues facing public companies.
	M. Colin Connolly
 • Director Since 2019 • President and CEO of Cousins • Sustainability Committee • Executive Committee • Age 49	Since January 2019, President and Chief Executive Officer of Cousins. From July 2017 to December 2018, President and Chief Operating Officer of Cousins. From July 2016 to July 2017, Executive Vice President and Chief Operating Officer of Cousins. From December 2015 to July 2016, Executive Vice President and Chief Investment Officer of Cousins. From May 2013 to December 2015, Senior Vice President and Chief Investment Officer of Cousins. In deciding to nominate Mr. Connolly, the Nominating Committee and the Board considered his position as our President and Chief Executive Officer, his experience in real estate investment and capital markets, and his track record of achievement and leadership as demonstrated during a more than 20-year career in the real estate industry.
	Scott W. Fordham
 • Director Since 2019 • Independent Director • Chair of Sustainability Committee • Audit Committee ◦ Financial Expert • Age 58	Private investor with extensive background in the real estate industry. From 2014 until its merger with the Company, chief executive officer and director for TIER. From 2013 to 2018, president of TIER Reit, Inc. ("TIER"). From 2008 to 2013, various roles within TIER's predecessor company. Prior to joining TIER, various executive positions with real estate companies, including Prentiss Properties Trust and its successor, Brandywine Realty Trust, along with Apartment Investment and Management Company. In deciding to nominate Mr. Fordham, the Nominating Committee and the Board considered his significant years of experience in real estate investment and capital markets, including his demonstrated track record of sound judgment and achievement through his service as a chief executive officer of a publicly-traded REIT, along with his broad experience in the areas of accounting, finance, capital markets, and real estate operations. In addition, his prior service as director of publicly-traded real estate companies provides him perspective and broad experience on issues facing public companies.

There are no family relationships among our Directors or executive officers.

PROPOSAL 1 – **ELECTION OF DIRECTORS**

Nominee	Information About Nominee
	Susan L. Givens
 • Director Since 2025 • Independent Director • Compensation Committee • Sustainability Committee • Age 49	Private investor with extensive background in the real estate industry. From 2022 through 2024, senior managing director, real estate, at Blackstone, with a most recent focus on Blackstone Real Estate Income Trust ("BREIT"), and prior service leading asset management for Blackstone's US student housing investments, single-family rental investments, and other residential investments in Blackstone's portfolio. From 2014 until its sale to Ventas, Inc. (NYSE: VTR) in 2021, chief executive officer and a member of the board of directors of New Senior Investment Group (NYSE: SNR), a healthcare REIT. Previously, Ms. Givens was a managing director in the private equity group at Fortress Investment Group, where she spent more than 13 years, and (in addition to her service for SNR while it was externally managed by Fortress) where she also served as the chief financial officer and treasurer of New Residential Investment Corp (NYSE: NRZ), a mortgage REIT, and she was responsible for various real estate, healthcare, financial services, infrastructure and leisure investments during her tenure. Prior to joining Fortress, she held various private equity and investment banking roles at Seaport Capital and Deutsche Bank. Ms. Givens previously served as a member of the board of trustees of Urban Edge Properties (NYSE: UE). In deciding to nominate Ms. Givens, the Nominating Committee and the Board considered her substantial experience in real estate investment and capital markets, including her demonstrated track record of sound judgment and achievement through her service as chief executive officer and chief financial officer of externally-managed REITs and chief executive officer of a publicly-traded REIT, along with her broad experience in capital markets, investments, asset management, and real estate operations. In addition, her prior service as a director of publicly-traded real estate companies provides her perspective and broad experience on issues facing public companies.
	R. Kent Griffin, Jr.
 • Director Since 2019 • Independent Director • Chair of Compensation Committee • Nom / Gov Committee • Executive Committee • Age 56	Since 2016, Managing Director of PHICAS Investors, providing investment and capital strategy advisory services to public and private companies. From 2008 to 2015, president and chief operating officer of BioMed Realty. From 2006 to 2010, chief financial officer of BioMed Realty. Previously, investment banker for J.P. Morgan and Raymond James and auditor and advisor for Arthur Andersen as part of their real estate services group. Director of Healthpeak Properties, a member of its investment and finance committee and chair of its audit committee. Director of Charleston Waterkeeper and board chair of the South Carolina Coastal Conservation League. Member of the board of advisors for the Leonard W. Wood Center for Real Estate Studies, and chair of the board of visitors for the Wake Forest University School of Business. In deciding to nominate Mr. Griffin, the Nominating Committee and the Board considered his significant years of experience in real estate investment, mergers and acquisitions, and capital markets, including his demonstrated track record of sound judgment and achievement through his service as a president and chief operating officer of a publicly-traded REIT, along with his broad experience in the areas of accounting, finance, and real estate operations. In addition, his current and prior service as director of publicly-traded real estate companies provides him perspective and broad experience on issues facing public companies.

There are no family relationships among our Directors or executive officers.

PROPOSAL 1 – ELECTION OF DIRECTORS

Nominee	Information About Nominee
	Donna W. Hyland
 • Director Since 2014 • Independent Director • Chair of Audit Committee ◦ Financial Expert • Nom/Gov Committee • Executive Committee • Age 65	President and chief executive officer of Children's Healthcare of Atlanta, a private, not-for-profit healthcare system, since June 2008; chief operating officer of Children's Healthcare of Atlanta from January 2003 to May 2008; chief financial officer of Children's Healthcare of Atlanta from February 1998 to December 2002. Director of Genuine Parts Company and chair of its compensation & human capital committee. Director of the advisory boards of Truist Bank and Stone Mountain Industrial Park, Inc., a privately-held real estate company. In deciding to nominate Ms. Hyland, the Nominating Committee and Board considered her track record of sound judgment and achievement, as demonstrated by her leadership positions as chief executive officer, chief operating officer, and chief financial officer of a large, integrated health services organization and her leadership positions in a number of significant charitable organizations, as well as the skills and experience that qualify her as an audit committee financial expert. In addition, her service as a director of another public company provides her perspective and broad experience on issues facing public companies.
	Dionne Nelson
 • Director Since 2021 • Independent Director • Audit Committee ◦ Financial Expert • Sustainability Committee • Age 54	President and chief executive officer of Laurel Street Residential, a private mixed-income development company since 2011. From 2007 to 2011, senior vice president of Crosland. Previously, an investment manager at NewSchools Venture Fund and EARNEST Partners, and a consultant with McKinsey & Company. Director for the Federal Reserve Bank of Richmond — Charlotte Branch. Trustee of the Urban Land Institute (ULI). Member of the Low Income Investment Fund Board of Directors. Member of the Charlotte Executive Leadership Council, Real Estate Executive Council (REEC), Commercial Real Estate Women (CREW), and the advisory board of the University of North Carolina at Charlotte's Childress Klein Center for Real Estate and Renaissance West Community Initiative. In deciding to nominate Ms. Nelson, the Nominating Committee and the Board considered her significant knowledge of the real estate industry, especially in North Carolina, and her track record of sound judgment and achievement, as demonstrated through her service as a president and chief executive officer of a private real estate company and by her other leadership positions in real estate, investment and banking institutions.
	R. Dary Stone
 • Director Since 2018 • Independent Director • Compensation Committee • Chair of Nom / Gov Committee • Age 72	President and chief executive officer of R.D. Stone Interests. Director of Cousins from 2011 to 2016 and from 2001 to 2003. From February 2003 to March 2011, Vice Chairman of Cousins; from January 2002 to February 2003, President of Cousins' Texas operations; from February 2001 to January 2002, President and Chief Operating Officer of Cousins. Chairman of the board of AIMCO (NYSE:AIV). Former director of Tolleson Wealth Management, Inc., a privately-held wealth management firm, and Tolleson Private Bank (former chair of its audit committee). Former regent of Baylor University (Chairman from June 2009 to June 2011). Former director of Hunt Companies, Inc., Parkway, Inc. (NYSE:PKY), and Lone Star Bank. Former chairman of the Banking Commission of Texas. In deciding to nominate Mr. Stone, the Nominating Committee and the Board considered his significant knowledge of the real estate industry, especially in Texas and the southeastern U.S., and his track record of sound judgment and achievement, as demonstrated by his leadership positions in investment and banking institutions and as demonstrated during his career with Cousins, including as Vice Chairman and Director.

There are no family relationships among our Directors or executive officers.

MEETINGS OF THE BOARD OF DIRECTORS AND DIRECTOR ATTENDANCE AT ANNUAL MEETINGS

Our Board held seven meetings during 2025. Each Director who has been nominated for re-election attended at least 75% of all of the meetings of the Board and any committees on which he or she served that occurred while he or she served on the Board or its committees.

We typically schedule a Board meeting in conjunction with our Annual Meeting and expect that our Directors will attend both, absent a valid reason. Each of our current Directors who were nominated for election at last year's Annual Meeting attended that Annual Meeting.

Under the Company's Corporate Governance Guidelines, each Director is expected to dedicate sufficient time, energy, and attention to ensure the diligent performance of his or her duties, including by attending annual and special meetings of the stockholders of the Company, and meetings of the Board and committees of which he or she is a member.

DIRECTOR INDEPENDENCE

In order to evaluate the independence of each Director, our Board has adopted a set of Director Independence Standards as part of our Corporate Governance Guidelines. The Director Independence Standards can be found on the Investor Relations page of our website at www.cousins.com.

The Board has reviewed Director independence under NYSE Rule 303A.02(a) and our Director Independence Standards. In performing this review, the Board considered all transactions and relationships between each Director and our Company, subsidiaries, affiliates, senior executives, and independent registered public accounting firm, including those reported under the section "Certain Transactions." As a result of this review, the Board affirmatively determined that eight of the nine nominees for Director are independent. The independent Directors are reflected in the chart below:

Name	Independent
Charles T. Cannada	✓
Robert M. Chapman	✓
M. Colin Connolly*	
Scott W. Fordham	✓
Susan L. Givens	✓
R. Kent Griffin, Jr.	✓
Donna W. Hyland	✓
Dionne Nelson	✓
R. Dary Stone	✓

** President & CEO of Cousins*

Board Independence


1
8
Independent Directors
Non-independent Director

As noted, all but one of our Directors are independent. Mr. Connolly is not an independent Director because of his employment as our President and Chief Executive Officer ("CEO").

Our Audit Committee, our Compensation & Human Capital Committee (the "Compensation Committee"), and our Nominating & Governance Committee (the "Nominating Committee" or the "Governance Committee," as the context requires) are comprised solely of independent Directors. We believe that the number of independent, experienced Directors that comprise our Board, along with the independent oversight of the Board by the non-executive Chair, benefits our Company and our stockholders.

BOARD LEADERSHIP STRUCTURE

We operate under a board leadership structure where one of our independent Directors, Mr. Chapman, serves as the non-executive Chair of the Board. The non-executive Chair presides at all executive sessions of "non-management" Directors, as defined under the NYSE Listed Company Manual. The powers and duties of our non-executive Chair reflect corporate governance best practices. Among other duties, our non-executive Chair provides input on meeting agendas, presides over all Board meetings, and chairs executive sessions of the independent Directors to discuss certain matters without members of management present. In addition, our non-executive Chair attends all Board-level committee meetings. Pursuant to our Corporate Governance Guidelines, our non-executive Chair is responsible for ensuring that the role between board oversight and management operations is respected, providing the medium for informal dialogue with and between independent Directors and allowing for free and open communication with that group. In addition, our non-executive Chair serves as a communication conduit for third parties who wish to communicate with the Board.

We believe this current board leadership structure is appropriate for our Company and our stockholders. We believe this structure promotes efficiency and provides strong leadership for our Board, while also positioning our CEO, with the consultation of our Chair of the Board, as the leader of the Company in the eyes of our business partners, employees, stockholders, and other interested parties.

EXECUTIVE SESSIONS OF INDEPENDENT DIRECTORS

Our independent Directors meet without management present at least four times each year. Mr. Chapman, as our non-executive Chair, is responsible for presiding at meetings of the independent Directors.

Any stockholder or interested party who wishes to communicate directly with the Chair or the independent Directors as a group may do so by writing to: Non-executive Chair, Cousins Properties Incorporated, c/o Corporate Secretary, 3344 Peachtree Road NE, Suite 1800, Atlanta, GA 30326-4802, or by sending an email in care of CorporateSecretary@cousins.com.

COMMITTEES OF THE BOARD OF DIRECTORS

Our Board has five standing committees: the Audit Committee, the Compensation Committee, the Nominating Committee, the Sustainability Committee, and the Executive Committee.

The membership and function of each of these committees, and the number of meetings held during 2025, are described below:

AUDIT COMMITTEE

Members	The Audit Committee's responsibilities include:
Donna W. Hyland (Chair) **Charles T. Cannada** **Scott W. Fordham** **Dionne Nelson** **Number of Meetings in 2025: 4** **Financial Expertise:** Our Board determined that Mmes. Hyland and Nelson and Mssrs. Cannada and Fordham each qualify as an "audit committee financial expert" as that term is defined in the rules of the SEC.	• providing oversight of the integrity of the Company's financial statements, the Company's accounting and financial reporting processes, and the Company's system of internal controls; • sole authority to appoint, retain, or terminate our independent registered public accounting firm; • reviewing the independence of the independent registered public accounting firm; • reviewing the audit plan and results of the audit engagement with the independent registered public accounting firm; • reviewing the scope and results of our internal auditing procedures, risk assessment, and the adequacy of our financial reporting controls; • considering the reasonableness of and, as appropriate, approving the independent registered public accounting firm's audit and non-audit services; • reviewing, approving, or ratifying related party transactions, if any; • providing oversight of our guidelines and policies which govern the process by which the Company's exposure to risk (including insurable property damage and liability risk and cybersecurity risk) is assessed and managed; and • performing such other oversight functions as may be requested by our Board of Directors from time to time. Each current and proposed member of the Audit Committee is independent within the meaning of the regulations promulgated by the SEC, the listing standards of the NYSE, and our Director Independence Standards. All of the current members of the Audit Committee are financially literate, and all four current members are financial experts, all in accordance with the meaning of the SEC regulations, the listing standards of the NYSE, and the Company's Audit Committee Charter. Additionally, the Board has determined that Ms. Givens and Messrs. Griffin and Stone, if appointed by the Board to the Audit Committee, would all qualify as financial experts. For additional disclosures regarding the Audit Committee, including the Report of the Audit Committee, see "Proposal 4: Ratification of Appointment of the Independent Registered Public Accounting Firm" beginning on page 101.

COMPENSATION & HUMAN CAPITAL COMMITTEE

Members	The Compensation Committee's responsibilities include:
R. Kent Griffin, Jr. (Chair) **Charles T. Cannada** **Susan L. Givens** **R. Dary Stone** **Number of Meetings in 2025: 7**	• overseeing the administration of the Company's compensation programs, including setting and administering our executive compensation; • overseeing the administration of our incentive and equity-based plans; • reviewing and approving those corporate goals and objectives that are relevant to the compensation of the CEO and all other executive officers and evaluating the performance of the CEO and the other executive officers in light of those goals and objectives; • reviewing our incentive compensation arrangements to confirm that incentive compensation does not encourage excessive risk-taking, and periodically considering the relationship between risk management and incentive compensation; • reviewing and making recommendations to the full Board of Directors regarding the compensation of non-employee Directors; • considering results of stockholder advisory vote on executive compensation; • reviewing and discussing with management the compensation discussion and analysis, and recommending to our Board its inclusion in the annual proxy statement; • oversight of all human capital management, including culture, talent acquisition, retention, employee satisfaction, engagement, and succession planning; and • performing such other functions and duties as may be required by our Board of Directors from time to time. None of the members of the Compensation Committee is an employee of Cousins Properties and each of them is an independent director under the NYSE rules. The Compensation Committee makes all compensation decisions for all executive officers. The Compensation Committee reviews and approves all equity awards for all employees and delegates limited authority to the CEO to make equity grants to employees who are not executive officers. The Compensation Committee has retained Ferguson Partners Consulting (together with its predecessors, "FPC"), an independent human resources consulting firm, since 2014 to provide advice regarding executive compensation, including for our NEOs listed in the compensation tables in this proxy statement. FPC advised the Compensation Committee with respect to compensation trends, best practices, and plan design, including among office REITs, equity REITs generally, and the broader market. FPC provided the Compensation Committee with relevant market data, advice regarding the interpretation of such data, and alternatives to consider when making decisions regarding executive compensation, including for our executive officers. Information concerning the nature and scope of FPC's assignments and related disclosure is included under "Compensation Discussion and Analysis" beginning on page 41. The Compensation Committee Report is included in this proxy statement on page 70.

NOMINATING & GOVERNANCE COMMITTEE

Members	The Nominating Committee's responsibilities include:
R. Dary Stone (Chair) **R. Kent Griffin, Jr.** **Donna W. Hyland** **Number of Meetings in 2025: 4**	• identifying individuals qualified to become Board members, consistent with criteria established by the Nominating Committee, and recommending to the Board director nominees for election at each annual meeting of stockholders; • recommending to the Board the directors for appointment to its committees; • establishing a policy with regard to the consideration by the Nominating Committee of director candidates recommended by a stockholder; • establishing procedures to be followed by stockholders submitting such recommendations and establishing a process for identifying and evaluating nominees for our Board of Directors, including nominees recommended by stockholders; • making recommendations regarding composition and size of the Board, together with coordination of succession planning by the Board of Directors; • overseeing the annual Board and committee evaluation process; • reviewing and recommending to the Board corporate governance principles and policies that should apply to the Company; • reviewing codes of conduct and enforcement procedures in place, at least annually; and • performing such other functions and duties as may be requested by our Board of Directors from time to time. The Nominating Committee is also responsible for annually reviewing our Corporate Governance Guidelines and recommending any changes to our Board of Directors. A copy of the Corporate Governance Guidelines is available on the Investor Relations page of our website at www.cousins.com. Each member of the Nominating Committee is an independent director under the NYSE rules.



Domain 10, 11, 12 | Austin

SUSTAINABILITY COMMITTEE

Members	The Sustainability Committee's responsibilities include:
Scott W. Fordham (Chair) **M. Colin Connolly** **Susan L. Givens** **Dionne Nelson** **Number of Meetings in 2025: 3**	• reviewing and evaluating real estate industry sustainability best practices; • in consultation with management, developing, overseeing, and reviewing (and recommending changes to) the Company's environmental performance goals (energy, emissions, water, and waste) and initiatives related to climate action and resilience; • monitoring and evaluating the Company's progress toward achieving its sustainability goals and commitments, as well as relevant independent environmental evaluations; • reporting to and advising our Board as appropriate on the Company's sustainability strategy and objectives, along with the Company's progress toward achieving its sustainability goals and commitments; • periodically reviewing legal, regulatory, and compliance matters that may have a material impact on the implementation of the Company's sustainability objectives, and making recommendations to our Board and management, as appropriate, with respect to the Company's response to such matters; • assisting our Board in fulfilling its oversight responsibility by identifying, evaluating, and monitoring the environmental and climate trends, issues, risks, and concerns that affect or could affect the Company's business activities and performance; • advising our Board on significant concerns related to sustainability; and • performing such other functions and duties as may be requested by our Board of Directors from time to time. The Sustainability Committee is also responsible for reviewing, providing oversight regarding, and approving our annual Corporate Responsibility reports, which can be found at www.cousins.com/sustainability.

EXECUTIVE COMMITTEE

Members	The Executive Committee's responsibilities include:

Robert M. Chapman (Chair)
M. Colin Connolly
R. Kent Griffin
Donna W. Hyland
 	
Number of Meetings in 2025: 0
	• exercising all powers of the Board in the management of our business and affairs, except for those powers expressly reserved to the Board; and
	• exercising such powers as are expressly delegated by the Board to the Executive Committee, with previous delegations including:
	    ◦ approving adjustments to the Board-approved minimum disposition price and maximum acquisition price for a real estate asset; and
	    ◦ acting as a pricing committee in connection with public stock issuances.
	
	Our Board believes that its duties are best exercised through discussion and participation by all members of the full Board. Accordingly, the Executive Committee rarely exercises its delegated powers, with action commonly limited to circumstances where the full Board has approved broad corporate action and delegated narrower, specific authority to the Executive Committee. The Executive Committee took no action in 2025.

CORPORATE GOVERNANCE

To assist in maintaining our qualification as a REIT, our articles of incorporation generally limit the amount of our common stock that any person may beneficially own, subject to limited exceptions and Board-approved waivers. These provisions are customary for publicly-traded REITs, are intended to support compliance with applicable REIT ownership requirements under the Internal Revenue Code, and are not intended to prevent a change in control or otherwise discourage potential transactions that our Board determines to be in the best interests of our stockholders.

Our Board has adopted a set of Corporate Governance Guidelines. The Corporate Governance Guidelines are available on the Investor Relations page of our website at www.cousins.com. The charters of the Audit Committee, the Compensation Committee, the Nominating Committee, and the Sustainability Committee are also available on the Investor Relations page of our website.

Our Board has adopted a Code of Business Conduct and Ethics (the "Ethics Code"), which applies to all officers, Directors, and employees. This Ethics Code reflects our long-standing commitment to conduct our business in accordance with the highest ethical principles. The Ethics Code includes a Vendor Code of Conduct, which describes our expectations of how vendors, consultants, and independent contractors engaged in providing products and services to us will conduct business, including through compliance with this Vendor Code of Conduct. Our Ethics Code is available on the Investor Relations page of our website at www.cousins.com. Copies of our Corporate Governance Guidelines, committee charters, and Ethics Code are also available upon written request to Cousins Properties Incorporated, 3344 Peachtree Road NE, Suite 1800, Atlanta, Georgia 30326-4802, Attention: Corporate Secretary or via email addressed to CorporateSecretary@cousins.com.

Any stockholder or interested party who wishes to communicate directly with our Board, or with an individual member of our Board, may do so by writing to Cousins Properties Incorporated Board of Directors, c/o Corporate Secretary, 3344 Peachtree Road NE, Suite 1800, Atlanta, Georgia 30326-4802 or via email addressed to CorporateSecretary@cousins.com. At each regular Board meeting, the Corporate Secretary will present a summary of any communications received since the last meeting (excluding any communications that consist of advertising, solicitations, or promotions of a product or service) and will make the communications available to the Directors upon request.

In addition, all known or possible instances of non-compliance with our Ethics Code may be reported anonymously using the Company's ethics hotline at www.cousins.ethicspoint.com or by calling toll-free 1-844-862-7983. This ethics hotline is an independent, professional reporting service retained by the Company to assist with receiving reports of compliance concerns and suspected violations, and it is available 24 hours a day, 7 days a week. You are welcome to make any such reports anonymously, but we prefer you identify yourself so that we may contact you for additional information if necessary or appropriate.

BOARD'S ROLE IN RISK OVERSIGHT

Our Board is responsible for overseeing our risk management. The Board delegates some of its risk oversight role to each of the Audit Committee, the Compensation Committee, the Nominating Committee, and the Sustainability Committee.

- Audit Committee Risk Oversight: Under its charter, the Audit Committee is responsible for oversight of our financial risk, including oversight of the internal audit function. Additionally, the Audit Committee charter charges the Audit Committee with oversight of the Company's guidelines and policies to govern the process by which the Company's exposure to risk is assessed and managed. This oversight includes management of the Company's insurance programs (including property, general liability, executive liability, and other lines of coverage) and cybersecurity concerns (including data privacy risk management). As part of this oversight, the Audit Committee oversees the planning and execution of an annual risk assessment that is designed to identify and analyze risks to achieving the Company's business objectives. The results of the risk assessment are then discussed with management and used to develop the Company's annual internal audit plan.
- Compensation Committee Risk Oversight: Under its charter, the Compensation Committee is responsible for oversight of the Company's incentive compensation arrangements to confirm that incentive compensation does not encourage excessive risk-taking and to periodically consider the relationship between risk management and incentive compensation. As part of this oversight, the Compensation Committee, together with its independent compensation consultant, FPC, annually reviews the Company's executive compensation, including benchmarking of the level, type, and mix of compensation, the components of performance goals, and the appropriateness of each in relation to the Company's strategy and portfolio.
- Nominating Committee Risk Oversight: Under its charter, the Nominating Committee is responsible for oversight of the Company's governance principles and policies that should apply to the Company, along with reviewing the Company's Corporate Governance Guidelines, Ethics Code, Insider Trading Compliance Policy, and Vendor Code of Conduct. This review includes policies related to director and executive officer stockholding requirements, potential conflict of interests, and expectations for Board members.
- Sustainability Committee Risk Oversight: Under its charter, the Sustainability Committee is responsible for oversight of the Company's sustainability and social responsibility initiatives, goals, and reporting, along with evaluating and monitoring environmental and climate trends, issues, risks, and concerns that affect or could affect the Company's business activities and performance.

In addition, our full Board regularly engages in discussions of the most significant risks that the Company is facing and how these risks are being managed. In particular, our Board of Directors administers its risk oversight function through:

- the review and discussion of regular periodic reports to our Board of Directors and its committees on topics relating to the risks that the Company faces, including, among others:
    - market conditions;
    - tenant concentrations and credit worthiness;
    - leasing activity and expirations;
    - the status of current and anticipated development projects;
    - compliance with debt covenants;
    - management of debt maturities;
    - access to debt and equity capital markets;
    - existing and potential legal claims against the Company;

- management of sustainability issues, including the approach to building resiliency;
    - identified and potential cybersecurity concerns, along with the processes and policies applicable to our cybersecurity incident response plan;
    - public health crises, pandemics, and epidemics;
    - existing and proposed regulations that might be applicable to the Company;
    - ethics and compliance training for Company employees, including cybersecurity training; and
    - various other matters relating to the Company's business;
- the required approval by our Board of Directors (or a committee thereof) of significant transactions and other decisions, including, among others:
    - significant acquisitions and dispositions of property or other material investments;
    - commencement of significant development projects; and
    - new commitments for significant corporate-level borrowings;
- the direct oversight of specific areas of the Company's business by the Audit Committee, the Compensation Committee, the Nominating Committee, and the Sustainability Committee; and
- regular periodic reports from the Company's independent registered public accounting firm and other outside consultants regarding various areas of potential risk, including, among others, those relating to the qualifications of the Company as a REIT for tax purposes and the Company's internal control over financial reporting.

The Board relies on management to bring significant matters impacting the Company to its attention. The Board believes that the work undertaken by its committees, together with the work of the full Board and management, enables the Board to effectively oversee the Company's risk management function.

With respect to cybersecurity risk, the day-to-day management of cybersecurity is the responsibility of our Senior Vice President, Chief Information Officer, who oversees our Technology team. The Chief Information Officer reports directly to the Chief Financial Officer. Our Board provides oversight of risks from cybersecurity threats, in coordination with our management team and our Audit Committee. Our Board relies on management to bring significant matters impacting the Company to its attention, including with respect to material risks from cybersecurity threats. Our Chief Information Officer reports on cybersecurity strategy, status of cybersecurity risk control efforts, and third-party cybersecurity risk assessments of our information technology security processes and implemented technologies to the General Counsel, Chief Accounting Officer, Chief Financial Officer, Chief Executive Officer, and our Audit Committee. Our full Board has access to these Audit Committee presentations, including any provided materials. In the event of any material cybersecurity incidents, these presentations would also include information regarding those incidents, including status of mitigation and remediation. Our Audit Committee provides an additional layer of cybersecurity oversight and is responsible for discussing cybersecurity concerns (including data privacy risk management) and the steps management has taken to monitor and control such exposures with management. As part of this oversight, the Audit Committee reviews the results of an annual risk assessment designed to identify and analyze risks to achieving the Company's business objectives, including material risks from cybersecurity threats. The results of the annual risk assessment are discussed with management and used to develop the Company's internal audit plan. More information regarding the Company's management of cybersecurity, including our cybersecurity incident response plan, along with our management of risks related to cybersecurity incidents, is set forth in Item 1.C. of our Annual Report on Form 10-K filed for the year ending December 31, 2025.

As one component of the Board's management of risk, the Company has established a hotline that is available for the anonymous and confidential submission of complaints relating to any matter to encourage the reporting of questionable activities directly to our senior management and the Audit Committee. See "Corporate Governance" on page 30 for more information.

BOARD'S ROLE IN CORPORATE STRATEGY

Our Board is responsible for assisting management in developing and evaluating our corporate strategy. As part of a comprehensive review of our existing portfolio and opportunities for acquisition, disposition, and development, our management team reviews and discusses with the Board the current corporate strategy, including allocation among our target markets, potential new markets, and the degree to which the assets within our portfolio and potential opportunities are aligned with that strategy. The topics of corporate strategy discussions among Board and members of management include capital allocation (including investment in development opportunities, value-add acquisition or re-development opportunities, opportunities to acquire core assets, and other opportunistic investments), balance sheet targets (including leverage and overhead ratios), market and sub-market concentration, characteristics of high quality assets, and the characteristics of our tenants (including industry concentration).

Our Board periodically conducts special meetings to review and discuss our corporate strategy, including perceived macro threats and opportunities in the office sector, our portfolio characteristics, the strengths and challenges of our target markets, anticipated opportunities for improvement of the portfolio, and our financial philosophy. Such reviews include discussion of our strategic goals and the status of our progress against the same.

Our corporate strategy is summarized as follows:

- Premier Lifestyle Sun Belt Office Portfolio. We prioritize investment in trophy lifestyle office building concentrations in the best-located and most highly-amenitized submarkets within some of the most attractive office markets in the Sun Belt, including Atlanta, Austin, Tampa, Charlotte, Phoenix, Dallas, and Nashville. We focus on appropriate distribution of investments among those markets, and we regularly review opportunities to expand selectively in additional office markets in the Sun Belt which offer strong long-term growth characteristics, including supply constraints and strong transportation infrastructure.
- Disciplined Capital Allocation. We pursue acquisition and development opportunities where we believe our expertise in leasing and development will provide a strong base for generating attractive risk-adjusted returns and maintaining or upgrading the quality of our portfolio.
- Fortress Balance Sheet. We maintain a simple, flexible, and low-levered balance sheet, appropriately sized to obtain benefits of scale, with a preference for limitations on the use of joint ventures (unless they bring strategic considerations other than funding).
- Strong Local Operating Platforms. Local leadership leads our markets. They have direct responsibility for local operations and identifying new opportunities, supported by centralized corporate functions that can be shared across the portfolio while maintaining appropriate general and administrative expenses.

The Board continues to review and discuss our corporate strategy with management, making prudent adjustments as appropriate given current market conditions.

MAJORITY VOTING FOR DIRECTORS AND DIRECTOR RESIGNATION POLICY

Our Bylaws and Corporate Governance Guidelines provide for majority voting in uncontested Director elections. Under the majority voting standard, Directors are elected by a majority of the votes cast, which means that the number of shares cast for a Director must exceed the number of shares cast against that Director. Under our Corporate Governance Guidelines, if a Director fails to receive a sufficient number of votes for re-election at an annual meeting, the Director must offer to tender his or her resignation to the Board. The Board will determine whether or not to accept such resignation.

Our Bylaws provide that the Nominating Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Nominating Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results. Any Director who tenders his or her resignation in accordance with the Bylaw provision will not participate in the Nominating Committee's recommendation or Board action regarding whether to accept such resignation. However, if each member of the Nominating Committee was not elected at the same election, then the independent Directors who were elected will appoint a committee among themselves to consider such resignations and recommend to the Board whether to accept them. However, if the only Directors who were elected in the same election constitute three or fewer Directors, all Directors may participate in the action regarding whether to accept such resignations.

SELECTION OF NOMINEES FOR DIRECTOR

Our Directors take a critical role in guiding our strategic direction and overseeing our management. Our Board has delegated to the Nominating Committee the responsibility for reviewing and recommending nominees for membership on the Board. Candidates are considered based upon various criteria and must have integrity, accountability, sound judgment, and perspective. In addition, candidates are chosen based on their leadership and business experience, as well as their ability to contribute toward governance, oversight, and strategic decision-making. In identifying nominees for Director, the Nominating Committee considers individuals it believes to be qualified to become Board members, with the goal of ensuring that the Board consists of a diversified group of individuals with strong business experience, good judgment, and high integrity who adhere to a high standard in performing the duties of the Board and who possess the willingness and ability to devote adequate time and resources to diligently perform Board duties. In considering nominees for Director, the Nominating Committee considers the entirety of each candidate's credentials in the context of these standards and, from time to time, will review the experience and characteristics appropriate for Board members and director candidates in light of the Board's composition at the time. The Board is committed to a diverse membership, in terms of both the individuals involved and their various experiences, skills, backgrounds, and areas of expertise. While we do not have a formal policy with respect to diversity, when searching for potential new candidates for Board membership, the Governance Committee endeavors to include candidates who reflect diverse backgrounds.

The Nominating Committee considers the demands of the candidate's primary occupation and any concurrent service on other public company boards or other commitments. Our Board encourages Directors to limit the number of other boards on which they serve, given their time commitment to the Company's Board and its committees, to avoid any impact of "over-boarding." Under our Corporate Governance Guidelines, non-executive Directors may not serve on more than three other boards of publicly traded companies in addition to the Company's Board (for a total of four public company boards), and the CEO of the Company may not serve on the board of more than one other public company (for a total of two public company boards). Members of the Audit Committee may not serve on more than two other public company audit committees (for a total of three public company audit committees). The foregoing considerations apply to existing Directors as the Nominating Committee considers whether to recommend to the Board that it nominate each for re-election at the next Annual Meeting.

The Nominating Committee is responsible for recommending nominees for election to the Board at each Annual Meeting and for identifying one or more candidates to fill any vacancies that may occur on the Board. The Nominating Committee uses a variety of sources to identify new candidates. New candidates may be identified through recommendations from independent Directors or members of management, search firms, discussions with other persons who may know of suitable candidates to serve on the Board, and stockholder recommendations. Evaluations of

prospective candidates typically include a review of the candidate's background, experience, credentials, and other qualifications by the Nominating Committee (in light of the standards set forth above), interviews with the Nominating Committee as a whole, one or more members of the Nominating Committee, or one or more other Board members, and discussions of the Nominating Committee and the full Board. The Nominating Committee then recommends candidates to the full Board, with the full Board selecting the candidates to be nominated for election by the stockholders or to be elected by the Board between annual meetings.

As part of the Board's ongoing review of Board composition and succession planning, in 2025 the Nominating Committee retained a professional search firm to significantly increase the pool of potential candidates, reflecting the standards outlined above. With the assistance of the search firm, the Nominating Committee conducted a thorough process, which culminated in its recommendation to the Board that it elect Susan L. Givens to the Board. After reviewing Ms. Givens' background and qualifications, and the alignment of the same with our director standards, the Board elected Ms. Givens as a Director, effective April 1, 2025. The stockholders re-elected Ms. Givens at the 2025 Annual Meeting.

The Nominating Committee will consider Director nominees proposed by stockholders on the same basis as recommendations from other sources. Any stockholder who wishes to recommend a prospective nominee for consideration by the Nominating Committee may do so by submitting the candidate's name and qualifications in writing to Cousins Properties Incorporated Nominating & Governance Committee, c/o Corporate Secretary, 3344 Peachtree Road NE, Suite 1800, Atlanta, Georgia 30326-4802, or via email addressed to CorporateSecretary@cousins.com.

MANAGEMENT SUCCESSION PLANNING

The Compensation Committee is also responsible for the oversight of the Company's succession planning, including overseeing a process to evaluate the qualities and characteristics of an effective CEO and conducting advance planning for contingencies, such as the departure, death, or disability of senior members of management. The CEO periodically reviews the management development and succession planning with the Compensation Committee. The succession plan is also reviewed with the full Board from time to time, which considers ensuring thoughtful, seamless, and effective transitions of leadership to be a primary responsibility of the Board. Potential leaders are given exposure and visibility to the Board members through formal presentations and informal events.



100 Mill | Phoenix

BOARD REFRESHMENT AND BOARD SUCCESSION PLANNING

Succession planning is not limited to management. We also consider the long-term make-up of our Board and how the members of our Board change over time. We aim to strike a balance between the knowledge that comes from longer-term service on the Board with the new ideas and energy that can come from adding members to the Board. We also consider the long-term needs of our Board and the expertise that is needed for our Board as our business strategy and the marketplace in which we do business evolve. The Board does not believe that it should limit the number of terms for which an individual may serve as a director. Directors who have served on the Board for an extended period of time are able to provide valuable insight into the operations and future of the Company, based on their experience with and understanding of the Company's history, policies, objectives, and industry over a significant period of time. The Board believes that, as an alternative to term limits, it can ensure that the Board continues to evolve and adopt new viewpoints through the evaluation and nomination process described in our Corporate Governance Guidelines and this Proxy. The Board maintains a retirement policy that indicates that no person will be eligible for nomination for election or re-election as a director if he or she will be 75 or older upon his or her election or re-election, unless the Board, upon the recommendation of the Nominating Committee, determines that due to unique or extenuating circumstances, it is in the best interests of the Board and its stockholders to waive such limitation.

In 2025, Lillian C. Giornelli did not stand for re-election and retired from the Board, effective as of the 2025 Annual Meeting. Also in 2025, and as noted above, Ms. Givens was elected to the Board. We believe the average tenure for our Directors reflects the balance that the Board seeks between the different perspectives brought by long-serving Directors and new Directors. The graph below summarizes the tenure of our 2026 Director nominees.

2026 Board Tenure



< 3 years
1 Director
3-7 years
4 Directors
8-10 years
2 Directors
> 10 years
2 Directors
Average Tenure 8 Years

BOARD AND COMMITTEE EVALUATION PROCESS

The Board has established a robust self-evaluation process. Our Corporate Governance Guidelines require the Board to evaluate its own performance annually. In addition, each of the Committee charters requires an annual performance evaluation. The Nominating & Governance Committee (for purposes of this discussion, the "Governance Committee") oversees the annual self-assessment process on behalf of the Board. The formal self-evaluation may be in the form of written or oral questionnaires, which may serve as a starting point for a more extensive discussion, in either case administered by Board members, management, or third parties. Each year, our Governance Committee discusses and considers the appropriate approach and approves the form of the evaluation.

At the end of 2025 and the beginning of 2026, Mr. Stone, as Chair of our Governance Committee, conducted individual interviews with each member to review and discuss the following: Board structure, size, and composition, including variety and diversity of skills, experience, tenure, geography, and other attributes among the current membership; committee structures, size, composition, and leadership; effectiveness of communications with management, including written materials; Director engagement; effectiveness of communications among Directors; succession planning for management; performance of Director Connolly as CEO; performance of Chairs of Board and committees; effectiveness of oversight by Board, including risk management and strategic planning; and effectiveness, duration, and frequency of meetings. These discussions utilized a detailed questionnaire as a prompt. Mr. Stone prepared a verbal report with details regarding the discussions to the Executive Chair and the CEO. In February 2026, Mr. Stone also provided verbal summaries of the discussions with the Governance Committee and with the full Board.

We intend to periodically conduct similar evaluations in the future, and we may utilize the services of a third-party consultant for this purpose, as our Board deems appropriate as part of our standard annual performance evaluation and self-assessment process.

HEDGING, PLEDGING, AND INSIDER TRADING COMPLIANCE POLICY

We maintain an Insider Trading Compliance Policy governing the purchase, sale, and/or other dispositions of our securities by our Directors, officers and employees, as well as by the Company, that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. A copy of our Insider Trading Compliance Policy was filed as an Exhibit 19 to our Annual Report on Form 10-K for the year ended December 31, 2024, and is incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2025.

Our Insider Trading Compliance Policy also prohibits our employees, officers, and Directors from hedging their ownership of our securities, including a prohibition on short sales, buying or selling of puts and calls, and purchasing our stock on margin. None of our executive officers or Directors hold any of our stock subject to pledge. Additionally, our Insider Trading Compliance Policy prohibits trading in securities of any other company about which an employee, officer, or Director learns material, non-public information in the course of performing his or her duties for the Company.

At least annually, our employees are required to confirm they have reviewed and understood the Insider Trading Compliance Policy. Additionally, our regular compliance training for all employees includes training on insider trading. Our regular cadence of equity grants to officers, key employees, and Directors is structured so that the dollar value of the grants is determined in advance, with the actual number of shares under the grant determined based on the closing stock price of a future date that is at least two trading days after release of our quarterly earnings report and that is generally consistent from year to year. It is also the policy of the Company to comply with all applicable securities laws when transacting in its own securities.

STOCKHOLDER ENGAGEMENT AND OUTREACH

Our commitment to understanding the interests and perspectives of our stockholders is a key component of our corporate governance strategy and compensation philosophy. Throughout the year, we regularly meet with our investors to share our perspective and to solicit their feedback on a variety of topics, such as our strategy and performance, corporate governance, compensation practices, market conditions, and sustainability goals and achievements. Additionally, frequent topics include general trends and performance of the office sector, Sun Belt market fundamental conditions and opportunities, Company financial performance and guidance, and actual and potential investment opportunities. As is increasingly common among all public companies, including REITs, a substantial portion of our stockholders are considered passive investors and generally do not engage with issuers. While we welcome all

opportunities for meaningful stockholder engagement, most of our successful engagement efforts are focused on our active institutional investors. Approximately 55% of our outstanding shares are represented by active investors. We met with representatives of 74% of those shares to solicit their input on a variety of topics, including market conditions, executive compensation, corporate strategy, corporate governance practices, and other matters, including topics related to corporate responsibility. The CEO and/or Chief Financial Officer personally led these meetings. Members of our executive management team typically participate in multiple investor conferences. Periodically, we hold investor days where members of our management team meet with stockholders to discuss our strategy and performance, provide tours of our properties, and respond to questions. We also consider the input received from our stockholders through individual meetings, property tours, telephone calls, and/or written communications. We plan to continue our engagement with our stockholders in 2026 and beyond, as we believe the perspectives provided by our stockholders provide valuable information to be considered in our decision-making process.


Active vs. Passive Investors
55%
45%
Active Investors
Passive Investors


Engagement with Active Investors
74%
26%
Met With Investors
No Engagement



725 Ponce | Atlanta

SUSTAINABILITY & CORPORATE RESPONSIBILITY

At Cousins, we believe that true value creation results not only from positive stock performance, but also from a commitment to sustainability. For us, sustainability means creating and maintaining resilient buildings that are operated in an environmentally and socially responsible manner. This approach not only encourages office users to select us for their corporate operations, but it also enhances the communities where our buildings are located. We believe making a positive impact in the communities in which we operate is supportive of our overall success. Our community focus is strengthened by our operating structure, including having local leadership in each of our key markets, an entrepreneurial mindset, and participation in our local communities.

At Cousins, we pride ourselves on investing in trophy lifestyle office buildings located in high-growth Sun Belt markets and managing these properties in a first-class manner while achieving outstanding operational efficiency. Our financial strategy of prioritizing investment in high-quality real estate assets complements our efforts to improve our portfolio's average resiliency, as we develop and acquire newer and more efficient buildings and redevelop older assets to meet higher efficiency and operational standards. Over the long term, we believe properties that reflect these priorities will remain attractive to office users and investors, and as a result, we anticipate that this philosophy will continue to generate new and renewal leasing activity, driving portfolio occupancy and high-quality returns for our stockholders. The effectiveness of our sustainable and responsible development and operations is evidenced by the recognition our properties have received from some of the most respected third-party organizations that benchmark property efficiency and sustainability practices. These include obtaining and maintaining certifications for our newly developed and operating buildings through the U.S. Green Building Council's Leadership in Energy and Environmental Design ("LEED") rating system, ENERGY STAR, BOMA 360, and Fitwel. As of December 31, 2025, a substantial majority of the buildings within our portfolio had active certifications from LEED, ENERGY STAR, BOMA 360, and/or Fitwel. Additionally, we participate in the annual Global Real Estate Sustainability Benchmark ("GRESB") assessment, and we have earned nine consecutive "Green Star" recognitions from GRESB.

We report annually on many of our key sustainability performance indicators, including progress toward our goals for reductions in energy consumption, greenhouse gas emissions, and water consumption, along with our progress against our goals for building certifications. Detailed information on these goals and our performance are included in our Corporate Responsibility Reports, which are available at www.cousins.com/sustainability.

None of our Corporate Responsibility Reports are incorporated by reference in this proxy statement or any other document we file with the SEC.

COMMITMENT TO HEALTHY COMPANY CULTURE

As part of our longstanding commitment to operating responsibly in our business activities, we are focused on maintaining a healthy Company culture. Our priorities include attracting, developing, and retaining the best talent, fostering an inclusive culture that emphasizes employee engagement, and having a positive social impact by supporting the communities in the markets we serve. It has been, and will continue to be, our policy to recruit, hire, assign, promote, and train in all job titles without regard to race, national origin, religion, age, color, sex, sexual orientation, disability, protected veteran status, or any other characteristic protected by local, state, or federal laws, rules, or regulations.

Information regarding our comprehensive mandatory training practices, professional development practices, statistical information regarding our workforce, commitment to employee health and wellness (including employee benefits), philanthropic and volunteering efforts, other employee engagement efforts, and recognition for our Company culture can be found in our Corporate Responsibility Reports. Except for the documents specifically incorporated by reference into our Annual Report on Form 10-K, information contained on our website or that can be accessed through our website is not incorporated by reference into our Proxy Statement or our Annual Report on Form 10-K.














EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION & ANALYSIS

The Compensation & Human Capital Committee (the "Compensation Committee") is responsible for establishing the underlying policies and principles of our compensation program. This Compensation Discussion and Analysis section describes our executive compensation programs for 2025. It states how and why the Compensation Committee made its decisions regarding 2025 compensation for our Named Executive Officers ("NEOs") detailed in the tables that follow. Our NEOs for 2025 are:

Named Executive Officers	Title
M. Colin Connolly	President and Chief Executive Officer
Gregg D. Adzema	Executive Vice President and Chief Financial Officer
Kennedy Hicks	Executive Vice President and Chief Investment Officer
Richard G. Hickson IV	Executive Vice President - Operations
John S. McColl	Executive Vice President - Development

EXECUTIVE SUMMARY

OVERVIEW OF 2025 BUSINESS PERFORMANCE

Our strategy is to create value for our stockholders through ownership of the premier urban lifestyle office portfolio in the Sun Belt markets of the United States, with a particular focus on Atlanta, Austin, Tampa, Charlotte, Phoenix, Dallas, and Nashville. This strategy is based on a disciplined approach to capital allocation that includes opportunistic acquisitions and/or dispositions, prioritizing earnings accretion while maintaining our financial strength and enhancing our portfolio quality. We utilize our strong local operating platforms within each of our major markets to implement this strategy.

In 2025, we executed on this strategy with strategic transactions, including key investment, leasing, and capital markets transactions, along with continuing development on one project. In implementing our strategy, we had goals for 2025 that included FFO, gross office leasing volume, net effective rent performance on that leasing volume, and other strategic initiatives. We were successful in meeting these goals.

TOTAL STOCKHOLDER RETURN

Our stockholders realized an 18.8% total return for the three-year period ended December 31, 2025, in comparison to the FTSE Nareit Equity Office Index and the FTSE Nareit Equity indices, which realized total returns of 6.6% and 27.2%, respectively.

Three-Year Total Return Performance



140%
130%
120%
110%
100%
90%
12/31/22
12/31/23
12/31/24
12/31/25
Cousins Properties Incorporated
FTSE Nareit Equity Office Index
FTSE Nareit Equity Index

INVESTMENTS AND BUSINESS STRATEGY

Our strategy is to provide the most advantageous investments for our stockholders, and we are continuously striving for opportunistic acquisitions, selective developments, and timely dispositions of non-core assets, with a goal of maintaining a portfolio of newer and more efficient properties with lower capital expenditure requirements. In the past six years, we have acquired 3.7 million square feet of operating properties for $1.8 billion in gross purchase price, completed 2.2 million square feet of development at total project costs of $909.0 million, and sold 5.5 million square feet of operating properties for $1.3 billion in gross sales price.

2025 ACTIVITIES

During 2025, we completed several investment transactions and financing and equity markets transactions, consistent with our strategy of operating the premier urban lifestyle office portfolio, while maintaining the strength and flexibility of our balance sheet. The following is a summary of our significant 2025 activities:

INVESTMENT ACTIVITY

- Acquired The Link, a 292,000 square foot lifestyle office property in Uptown Dallas, for a purchase price of $218.0 million.
- Sold our bankruptcy claim with SVB Financial Group for $4.6 million.
- Received repayment at par of the $138.0 million mortgage loan investment secured by Saint Ann Court in Dallas.
- Received repayment at par of the $12.8 million mezzanine loan investment secured by Radius in Nashville.

- Loaned our Neuhoff joint venture partner $19.6 million at an interest rate of SOFR plus 625 basis points.

FINANCING AND EQUITY MARKETS ACTIVITY

- Issued $500.0 million of 5.250% public unsecured senior notes due 2030, generating net proceeds of $496.9 million.
- Repaid in full $250.0 million aggregate principal amount of our 3.91% privately placed senior notes at maturity in July 2025.
- Sold 2.9 million shares pursuant to our at-the-market stock offering program, on a forward basis, at an average price of $30.44 per share.
- Our 50%-owned Neuhoff joint venture amended its existing construction loan, with the joint venture repaying $39.2 million of the outstanding principal, extending the maturity date to September 2026, and lowering the spread over SOFR to 300 basis points from 345 basis points.

DEVELOPMENT ACTIVITY

- Continued development and growth of operations at Neuhoff, a mixed-use property in Nashville, that consists of 450,000 square feet of office and retail space and 542 apartments. The project is owned and being developed by a 50%-owned joint venture, and our share of the total expected project costs is $294.6 million.
- Stabilized the operations of our recently developed Domain 9 office building in Austin.

PORTFOLIO ACTIVITY

- Executed 2.1 million square feet of office leases, including 1.2 million square feet of new and expansion leasing, representing 55% of total leasing activity.
- Ended 2025 with our office portfolio of 90.7% leased.
- Increased second generation net rent per square foot by 3.5% on a cash-basis.
- Increased same property net operating income by 0.9% on a cash-basis.

2025 COMPENSATION HIGHLIGHTS

Our Compensation Committee noted the following compensation highlights for the year ended December 31, 2025:

Performance-based Compensation: The majority of our executive compensation program is performance-based, which includes our annual cash incentive award opportunities and the components of our long-term incentive awards that are earned only upon meeting performance goals over a three-year period.

- Annual cash incentive awards were approved at 143.6% of target, based on achievement of Company performance goals relating to FFO, gross office leasing volume, net effective rent performance on office leasing activity, and other strategic initiatives.
- Long-term equity award performance was granted to our NEOs in the form of restricted stock units ("RSUs") and restricted stock using a mix of 42% Market RSUs, 18% Performance RSUs, and 40% time-vested restricted stock. The market-conditioned RSUs are earned only upon meeting performance goals relating to TSR, calculated relative to the FTSE Nareit Equity Office Index, and the Performance RSUs are earned only upon meeting Company performance goals relating to aggregate FFO, each over a three-year period from 2025 through 2027. The time-vested restricted stock vests ratably on the grant date anniversary over a three-year service requirement. The Market RSUs and Performance RSUs cliff vest only if the performance conditions and service requirement are satisfied.

EXECUTIVE SEVERANCE PLAN

During 2025, based on recommendation from our outside Compensation Consultant, the Compensation Committee adopted an Executive Severance Plan as further discussed herein. All of our executive officers elected to participate in the Executive Severance Plan, and such participation resulted in the deemed termination of the legacy change in control agreements which previously covered those executive officers.


PMG
NEWMARK
McGuireWoods

The Link | Dallas

COMPENSATION PRACTICES

We believe that our compensation program encourages executive decision-making that is aligned with the long-term interests of our stockholders by tying a significant portion of pay to Company performance over a multi-year period. Below, we highlight our compensation practices that support these principles.

What We Do	
Mitigate Undue Risk	We provide a balanced mix of cash and equity-based compensation, including annual and long-term incentives which have market or Company performance metrics that we believe mitigate against excessive risk-taking by our management.
Significant Portion of Equity Awards are Market or Company Performance-Based	In 2025, 60% of the regular equity awards granted to our executive officers are market or Company performance-based and require that we achieve market goals relating to TSR or Company performance goals relating to FFO, in each case over a three-year period for the awards to be earned.
Incentive Cash Awards are Based on Achievement of Performance Goals, but Provide for Compensation Committee Discretion	Since 2020, payouts under our cash incentive plan have ranged from 85% to 143.6%, with an average payout of 120.3%. The Compensation Committee sets performance goals under our annual incentive cash award plan that it believes are reasonable in light of past performance and market conditions. Our plan permits the Compensation Committee to exercise discretion in making final cash incentive award determinations so as to take into account changing market conditions and broad corporate strategic initiatives, along with overall responsibilities of the executives, in making formal award determinations. This approach allows our executive officers to focus on the long-term health of our Company rather than an "all or nothing" approach to achieving short-term goals.
Cap on Incentive Awards	Our Compensation Committee has established 200% as the maximum percentage for performance calculation of any individual component of the incentive cash award, with 150% of the target cash award as the overall maximum payout that can be earned by each of the executive officers under the annual incentive cash award plan for any year.
Clawback Policy	We have adopted, in accordance with applicable laws and NYSE listing standards, a robust recoupment or "clawback" policy pursuant to which we will seek to recover incentive-based compensation from any current or former executive officer to the extent of receipt of incentive-based compensation based on financial reporting measures, if we are required to restate those financial reporting measures within any previously issued financial statements. This policy applies to incentive-based compensation that was received during the three years prior to the requirement for preparation of the accounting restatement in excess of the amount that otherwise would have been received if it had been determined on the restated amounts.
Executive Severance Plan	Each of our executive officers has agreed to participate in our Executive Severance Plan, which provides certain levels of severance in the event of a termination by us without cause, or by the executive officer for good reason, or by death or disability. In return, each executive officer agrees to certain restrictive covenants, including non-solicitation and non-recruitment covenants during their employment with us and for a limited period after termination of employment. We believe that the Executive Severance Plan provides appropriate incentives and protections to these executive officers and, because the severance benefits are agreed to in advance, avoid the need for protracted negotiations in the event of termination of employment.

What We Do	
Independent Compensation Consultant	The Compensation Committee determined that its compensation consultant is independent pursuant to applicable NYSE listing standards.
Share Ownership Guidelines	We have stock ownership guidelines for our executive officers and Directors, including a target ownership of four times annual base salary for our Chief Executive Officer, two times annual base salary for our Executive Vice Presidents, and five times the annual cash retainer for our Directors.
Holding Period on Stock Awards	We have adopted a policy requiring our executive officers to hold 50% of the after-tax number of shares of stock awarded as compensation for a period of 24 months following vesting.
Prohibition of Hedging and Pledging of Company Stock	Our insider trading policy prohibits our Directors and executive officers from engaging in any short sales with respect to our stock or buying or selling puts or calls with respect to our stock. We also prohibit our Directors and executive officers from purchasing our stock on margin. None of our Directors or executive officers holds any of our stock subject to pledge.
Long Term Incentive Awards Settled in Stock	Our Market RSUs and Performance RSUs settle in stock, rather than cash, increasing the alignment with stockholders.

What We Don't Do	
No Employment Agreements	We do not have employment agreements with any of our executive officers. All of our executive officers are employed "at-will," and with the benefit of the Executive Severance Plan.
No Perquisites	We generally do not provide perquisites above the reporting threshold to our executive officers. In 2025, we did not provide any perquisites to our executive officers above the reporting threshold.
No Pension Plans, Deferred Compensation Plans, or Supplemental Executive Retirement Plans	We do not provide any defined benefit pension plans, deferred compensation plans, or supplemental executive retirement plans to our executive officers. Our executive officers are eligible to participate in our 401(k) plan and our Employee Stock Purchase Plan on the same basis as all of our employees.
No Single-Trigger Severance or Acceleration Upon a Change in Control	The Executive Severance Plan does not provide any payments in connection with a change in control without a termination of employment.
No Dividend Equivalent Units on Unearned Performance Awards	No dividend equivalent units ("DEUs") are paid on Market RSUs or Performance RSUs during the performance period. DEUs are paid only if and to the extent the shares underlying Market RSUs or Performance RSUs are earned.
No Tax Gross-Up Provisions in Executive Severance Plan	Our Executive Severance Plan does not include Section 280G tax gross-up provisions. We have committed that we will not enter into a new agreement to include a tax gross-up provision.
No Option Repricing	Although the 2019 Omnibus Incentive Stock Plan (including as amended by the Amended and Restated 2019 Omnibus Incentive Stock Plan, if approved by the stockholders) permits granting of stock options as part of a compensation program, we do not intend to grant any stock options as part of our executive or director compensation programs. If we were to grant stock options, we would prohibit repricing of any granted stock options.

SAY-ON-PAY RESULTS

At our 2025 annual meeting, stockholders approved our say-on-pay vote with approval by 90.2% of votes cast. During the period from 2020-2025, our average say-on-pay vote approval was 91.5%.

We believe our compensation programs are effectively designed, are in alignment with the interests of our stockholders, and are instrumental in achieving our business strategy. The Compensation Committee will continue to consider stockholder feedback when designing and implementing our compensation programs.

COMPENSATION PHILOSOPHY AND COMPETITIVE POSITIONING

The success of our business strategy depends significantly on the performance of our executives, requiring a more diverse skill set than if we were a passive real estate investor and allowing us to underwrite and execute on acquisition, development, re-development, and other investment opportunities, in addition to ongoing portfolio operations, disposition, joint venture, and financing activities. In assessing the compensation of our executives, including our NEOs, we consider strategies designed to attract and retain talented executives in a competitive and dynamic real estate marketplace.

In making compensation decisions for the executive officers, the Compensation Committee typically examines a range of data, with the median data point typically used as an initial reference point, and thereafter, the Compensation Committee applies its judgment to adjust individuals based on their performance, tenure or experience in the role, value contributed to the Company, retention concerns, market data for competitive positions, and other relevant considerations, including the assessment of achievement of the Company's strategic and tactical plans.

Additionally, we seek to align the compensation of our executive officers with the Company's strategy and business objectives for creating long-term value for our stockholders without encouraging unnecessary or excessive risk-taking. Our overall structure, design, and components of the executive compensation program have been consistent over the last several years, as we seek to provide incentives to achieve key corporate goals by formulaically linking annual cash incentive awards to the achievement of these goals, while factoring in individual performance. We seek to provide longer-term performance incentives by providing a majority of the target total direct compensation opportunity in the form of LTI equity awards (a majority of which are performance-based or market).

COMPENSATION REVIEW PROCESS

MARKET DATA AND PEER GROUP

The Compensation Committee evaluates NEO compensation by reviewing available competitive data, representing organizations of varying sizes (measured by market capitalization) and varying operating strategies. For purposes of making decisions regarding 2025 compensation, the Compensation Committee engaged FPC to, among other things: (1) review the methodology of peer group creation and propose a peer group of public REITs to be used for the 2025 compensation targets; (2) benchmark our executive compensation against our peers and assist in developing compensation objectives; (3) analyze trends in compensation in the marketplace generally and among our peers specifically; and (4) recommend the components and amounts of compensation for our NEOs. As discussed in Director Compensation on page 86, FPC also provided consulting services with respect to compensation for our Directors.

With assistance from FPC, the Compensation Committee undertook a comprehensive review to develop an appropriate peer group of companies to review with the goal of evaluating the competitiveness of the Company's executive compensation program. Although the Compensation Committee endeavors to maintain consistency in the selected peer group from year to year, changes in company size, classification, industry consolidation, and other factors may impact the appropriateness of the peer group utilized for the prior year's compensation program evaluation. The peer group for

2025 was selected based on various criteria considered by the Compensation Committee, including industry (office-focused publicly-traded REITs), size (defined by equity market capitalization), and portfolio scale (defined by number of properties and/or total square footage). As a result of this peer group review and evaluation, while being mindful of best practices for selecting a peer set, the Compensation Committee selected the peer group shown below.

The peer group recommended by the compensation consultant and approved by the Compensation Committee consists of 13 public real estate companies that focus on office properties. This peer group was used because public real estate companies focusing on office properties have similar characteristics to our Company with respect to the demands and complexity of managing a similar portfolio, a significant development and acquisition pipeline, and extensive capital market activities. The Compensation Committee prefers to select companies so that our equity market capitalization approximates the median, without requiring that this characteristic outweigh the other important peer group considerations.The study was conducted by FPC in 2024, relying on publicly-available data, which indicated that our equity market capitalization was at the 74th percentile for this peer group, and our total market capitalization was at the 59th percentile. This peer group was comprised of the following companies:

Brandywine Realty Trust	(NYSE: BDN)	JBG Smith Properties	(NYSE: JBGS)
BXP, Inc.	(NYSE: BXP)	Kilroy Realty Corporation	(NYSE: KRC)
COPT Defense Properties	(NYSE: CDP)	Paramount Group, Inc.(1)	(NYSE: PGRE)
Douglas Emmett, Inc.	(NYSE: DEI)	Piedmont Office Realty Trust	(NYSE: PDM)
Empire State Realty Trust, Inc.	(NYSE: ESRT)	SL Green Realty Corp.	(NYSE: SLG)
Highwoods Properties, Inc.	(NYSE: HIW)	Vornado Realty Trust	(NYSE: VNO)
Hudson Pacific Properties, Inc.	(NYSE: HPP)		

(1) Paramount Group, Inc., was acquired by Rithm Capital on December 19, 2025, and it was delisted from NYSE on that date.

The below table represents the equity market capitalization of the Company and each of the companies in the peer group as of September 30, 2024.


Equity Market Capitalization (in millions)
$15,000
$12,000
$9,000
$6,000
$3,000
$0
Median
BXP
VNO
CUZ
SLG
KRC
HIW
DEI
CDP
ESRT
JBGS
PDM
PGRE
BDN
HPP

ROLE OF MANAGEMENT AND COMPENSATION CONSULTANTS

The Compensation Committee evaluates Company and individual performance when making compensation decisions with respect to our NEOs. In making decisions regarding NEO compensation, the Compensation Committee considers recommendations from our CEO with respect to the performance and contributions of each of the other NEOs but retains the right to act in its sole and absolute discretion. Representatives of the Compensation Committee's

independent compensation consultant, FPC, will from time to time attend Compensation Committee meetings and provide guidance regarding interpreting the competitive compensation data and trends in the marketplace.

In 2025, the Compensation Committee considered the independence of FPC in accordance with NYSE listing standards. The Committee requested and received a letter from FPC addressing the consulting firm's independence, including the following factors: (1) other services provided to us by the consultant; (2) fees paid by us as a percentage of the consulting firm's total revenue; (3) policies or procedures maintained by the consulting firm that are designed to prevent a conflict of interest; (4) any business or personal relationships between the individual consultants involved in the engagement and a member of the Compensation Committee; (5) any Company stock owned by the individual consultants involved in the engagement; and (6) any business or personal relationships between our executive officers and the consulting firm or the individual consultants involved in the engagement. The Committee discussed these considerations and concluded that FPC is independent and that the work of the consultant did not raise any conflict of interest.

As part of the benchmarking analysis performed each year by FPC described above, FPC analyzes and reviews the overall target total remuneration (along with the individual components, and the relative weighting of each) against that of the peer group for the executive team as a whole and on a weighted average basis for the NEOs, along with providing comparable analysis and review for each individual executive (including our NEOs). FPC's analysis in 2024 indicated that the target total remuneration of our NEOs, as a percentage of both our total market capitalization and our equity market capitalization, was in the bottom quartile when compared to the same ratio for each of the peer group constituents. When examining the relationship between the prior three-year average actual compensation for the Company's NEOs (in aggregate) and that of the other constituents of the peer group, FPC concluded that the Company's performance outweighed its pay.



Sail Tower | Austin

COMPONENTS OF COMPENSATION

Component	Why We Pay It
Base Salary	Provides a fixed, competitive level of cash compensation that reflects the NEO's leadership role and the relative market rate for the executive's experience and responsibilities.
Annual Cash Incentive	Rewards NEOs for achievement of annual financial and strategic goals that drive stockholder value, thereby aligning our NEOs' interests with those of our stockholders.
Long Term Incentive:	Aligns the interests of our NEOs with those of our stockholders.
• Market RSUs	Motivates, retains, and rewards NEOs to achieve multi-year strategic business objectives that drive relative TSR out-performance because the ultimate value of the award is directly tied to the market value of our stock upon vesting, while conditioned upon achievement of at least a threshold relative performance, with no guaranteed minimum vesting or payout.
• Performance RSUs	Motivates, retains, and rewards NEOs to achieve multi-year strategic business objectives that drive FFO out-performance because the ultimate value of the award is directly tied to the market value of our stock upon vesting, while conditioned upon the achievement of FFO goals, with no guaranteed minimum vesting or payout.
• Restricted Stock	Motivates, retains, and rewards NEOs to achieve multi-year strategic business objectives because the ultimate value of the award is directly tied to the market value of our stock over the vesting period.

For our CEO, the mix of total direct compensation opportunity for 2025 (based on target values) is illustrated by the following chart:

2025 CEO Compensation Mix



10%
11%
14%
25%
40%
Base Salary
Annual Bonus
LTI-Market RSU
LTI-Performance RSU
LTI-Restricted Stock

In 2025, total CEO compensation was 90% "At Risk" or "Performance Based" compensation.

For the NEOs, other than our CEO, the mix of total direct compensation opportunity for 2025 (based on target values) is illustrated by the following chart:

2025 Other NEO Compensation Mix



21%
8%
21%
19%
31%
Base Salary
Annual Bonus
LTI-Market RSU
LTI-Performance RSU
LTI-Restricted Stock

In 2025, total other NEO compensation was 79% "At Risk" or "Performance Based" compensation.

BASE SALARY

The Compensation Committee makes base salary decisions based on the individual's scope of responsibilities, experience, qualifications, individual performance, and contributions to the Company, as well as an analysis of the market data discussed previously. Following the benchmarking exercise described in *Role of Management and Compensation Consultants* on page 48 above, the Compensation Committee reviewed base salaries of our NEOs for 2025 at its meeting in December 2024. The base salaries for each of our NEOs were increased for 2025, to remain competitive with market data and to reflect their respective contributions to the Company. Base salaries for the NEOs are as set forth below:

	2024 Base Salary	2025 Base Salary	Percentage Change
M. Colin Connolly	$768,750	$791,813	3.0%
Gregg D. Adzema	$522,750	$538,433	3.0%
Kennedy Hicks	$437,675	$450,805	3.0%
Richard G. Hickson IV	$453,050	$466,642	3.0%
John S. McColl	$432,550	$445,526	3.0%

ANNUAL INCENTIVE CASH AWARD

Our NEOs have an opportunity to earn an annual incentive cash award designed to reward annual corporate performance. Each year the Compensation Committee establishes a target annual incentive cash award opportunity for each of our NEOs following a review of their individual scope of responsibilities, experience, qualifications, individual performance, and contributions to the Company, as well as an analysis of the market data discussed previously. The targeted annual incentive cash award opportunity and the performance goals set by the Compensation Committee (discussed below) are communicated to the NEOs at the beginning of each year.

In determining the actual annual incentive cash award paid to an executive officer, the Compensation Committee initially considers performance against the pre-established performance goals. The Compensation Committee, in exercising its judgment and discretion to adjust an award up or down, then considers all facts and circumstances when evaluating performance, including changing market conditions (which may include the impact of factors such as interest rates, general capital market availability, and market demand for office space) and broad corporate strategic initiatives, along with overall responsibilities and contributions of the executives, in making final award determinations. Our Compensation Committee has established 200% as the maximum percentage for performance calculation of any individual component of the incentive cash award, with 150% of the target cash award as the overall maximum payout that can be earned by each of the executive officers under the annual incentive cash award plan for any year.

2025 Target Opportunity

The Compensation Committee established target annual incentive cash awards for our NEOs for 2025 at its meeting in December 2024. Where appropriate to remain competitive with market data, the targeted percentage of base salaries for some NEOs were increased.

The annual incentive compensation target opportunities, as a percentage of base salary, are as set forth below:

	2024 Bonus Target %	2025 Bonus Target %
M. Colin Connolly	130%	150%
Gregg D. Adzema	100%	100%
Kennedy Hicks	95%	100%
Richard G. Hickson IV	90%	95%
John S. McColl	95%	95%

2025 Performance Goals

The Compensation Committee, at its February 2025 meeting, reviewed and discussed potential performance goals for the 2025 annual incentive cash award, in connection with a review of our annual business plan and budget for the year, along with other strategic initiatives. The components of the 2025 annual incentive cash award performance goals were unchanged from those of 2023 and 2024, while the details for each component were adjusted appropriately (based on the Compensation Committee's judgment) regarding goals that were considered to be achievable, but rigorous.

The annual incentive cash award performance goals for 2025, and their relative weighting, were as follows:



10%
40%
25%
25%
FFO per Share Performance
Leasing Activity Volume
Net Effective Rent Performance
Other Strategic Initiatives

1. ***Funds From Operations Per Share Performance.***
FFO is a non-GAAP financial measure that, when combined with the presentation of required GAAP measures, has improved the understanding of operating results of REITs among the investing public and has helped make comparisons of REIT operating results more meaningful. Management and the Board generally consider FFO per share to be a useful measure for understanding and comparing our operating results because, by excluding real estate-related depreciation and amortization (which can differ across owners of similar assets in similar condition based on historical cost accounting and useful life estimates), impairment losses on depreciable real estate, and gains or losses associated with disposition activities, FFO and FFO per share can help investors compare the operating performance of a company's real estate across reporting periods and to the operating performance of

other companies. Our computation of FFO may not be comparable to FFO reported by other REITs or real estate companies. For purposes of measuring performance against this goal, the Compensation Committee exercises discretion to exclude the impact of unusual items, and the calculated FFO for purposes of goal performance may differ from the FFO reported in our annual report.

The FFO goal for 2025 included a target FFO per share (which would result in a 100% payout), a threshold FFO per share (at which there would be a 50% payout and below which there would be no payout), and a maximum FFO per share (which would result in a 200% payout). Payouts were to be mathematically linearly interpolated between the identified levels. The FFO Goal for 2025 was determined using the midpoint of Cousins' 2025 FFO per share guidance, which was publicly announced to our investors in early February 2025 and represented an increase above the actual results from 2024. Consistent with its approach of many years, the Company's FFO guidance did not include any operating property acquisitions, operating property dispositions, or development starts, nor did it include any capital market transactions. This component was weighted at 40% of the overall goals.

2. ***Leasing Activity Volume.***
   The Committee selected this category because it is an objective measure fundamental to the Company's short- and long-term success. We generate revenue and cash primarily by leasing our operating and development properties. When making leasing decisions, we consider, among other things, the creditworthiness of the tenant, the term of the lease, the rental rate to be paid at inception and throughout the lease term, the costs of tenant improvements and other landlord concessions, current and anticipated operating expenses, real estate taxes, overall vacancy, anticipated rollover and expected future demand for the space, the impact of any expansion rights, and general economic factors. For purposes of calculating performance, this calculation excludes all leases of approximately one year or less, amenity leases, percentage rent leases, storage leases, intercompany leases, and residential leases.

   The quantitative leasing goals differ from year to year, based on leasing activity the Committee determines is reasonably possible. The process of setting the leasing goals each year necessarily begins by analyzing the amount of currently vacant space within the Company's portfolio and the amount of space covered by leases with near-term maturities, along with considering early indications of lease activity interest. In addition, the Committee factors the overall health of the economies in the regions in which the Company operates and the expected impact those conditions will have on leasing demand. The Committee then considers the totality of these factors when setting the leasing goals. For 2025, the Compensation Committee established a goal for us to lease 1.75 million square feet of office space, which represented an increase from the goal for 2024, but a decrease from the total leasing activity in 2024. This component was weighted at 25% of the overall goals. The Committee believes the consistent process by which it sets the leasing goals each year helps ensure that they are rigorous.

3. ***Net Effective Rent Performance.***
   The Committee selected this category because it drives the financial results from the Company's gross leasing activity. Net Effective Rent is a calculation that deducts tenant allowance and other leasing expenses from the nominal total rental to be paid by a tenant over the initial term of the lease. Because these tenant concessions can significantly impact the economic value of the relevant lease, we view net effective rent as a reflection of the financial quality of our leasing performance.

   For 2025, the Compensation Committee established a goal that the average net effective rent for all office leases executed in 2025 be not less than the budgeted net effective rent, with such calculation occurring with respect to each individual lease. The total calculation of performance would include the weighted average variance for all leases signed during the period, but only to the extent that net effective rent was used as a basis for lease approval. The net effective rent performance goal was weighted at 25% of the overall goals.

4. *Goals Related to Other Strategic Initiatives.*

For 2025, the Compensation Committee again approved goals related to other strategic initiatives that were similar to those it adopted in 2023 and 2024, representing 10% of the overall performance metric. These goals were comprised of four sub-components:

a. GRESB Assessment Performance. As discussed in the "Sustainability & Corporate Responsibility" section on page 39, the Company has participated in the annual GRESB assessment for many years. The GRESB assessment is a standardized, globally recognized framework for REITs and other real estate developers, operators, and managers to assess their sustainability performance against industry benchmarks (including related governance structure), focusing on material issues in the sustainability performance of real asset investments for the prior full calendar year. GRESB assigns a numerical score as well as a number of "Stars," based on performance relative to all participants. More information can be found at www.gresb.com. The Compensation Committee determined that an assignment of Four Stars on the 2025 GRESB real estate assessment was necessary in order to achieve 100% performance on this component, for a value of 2.5% of the overall goals.

b. Fitwel Healthy Building Certification. Healthy building certifications from Fitwel demonstrate our commitment to providing healthy working environments for our customers and employees. The Fitwel certification is focused on the integration of wellness within individual projects, considering a broad range of health behaviors and risks, including impact on surrounding community health, increasing physical activity, promotion of occupant safety, and instilling feelings of well-being. More information can be found at www.fitwel.org. The Compensation Committee divided this component into two parts, determining that (i) the Company needed to achieve a Fitwel healthy building certification for 55% of the operating buildings in our portfolio, as of December 31, 2025, in order to achieve 100% performance for this sub-component, for a value of 1.25% of the overall goals; and (ii) seven of the buildings achieving new (or upgraded) Fitwel certifications in 2025 needed to have a more stringent certification (*e.g.*, two or three stars), for a value of 1.25% of the overall goals.

c. Sustain a Healthy Company Culture. A healthy company culture has many facets, including employee engagement, civic engagement, and responsiveness to known and unforeseen challenges. The Compensation Committee determined that their assessment of the culture of our Company would be holistic in nature, with prioritization given by the Compensation Committee to available measurable metrics, including (but not limited to) third-party engagement surveys, for a value of 2.5% of the overall goals.

d. Green Street Governance Score. Green Street is a private real estate advisory firm and has conducted and provided research, analysis, and insights on publicly-traded REITs for more than 35 years. Green Street also provides corporate governance rankings based on 10 key variables from their corporate governance model. Our governance ranking scores have consistently been well above the Green Street average ranking scores. The Compensation Committee required that the Company's score on the Green Street Governance Ranking in 2025 exceed the all-REIT average for the same ranking, in order to achieve 100% performance on this component, for a value of 2.5% of the overall goals.

The Compensation Committee approved only a target goal for each measure. In calculating performance, each component was capped at 200% of target, and total payouts were capped at 150% of overall target. At the time of approval of the 2025 performance goals, the Compensation Committee believed that the performance goals were aggressive and rigorous and the weighting of each performance goal for the 2025 annual incentive cash awards was appropriate given our business strategy, historic performance, and then-current real estate market. The Compensation

Committee retained the discretion to make adjustments in determining our performance against the goals to the extent it believed the adjustment would appropriate and in the best interests of the Company.

2025 Performance Against Goals

The Compensation Committee, at its meeting in February 2026, evaluated the Company's actual performance against the 2025 goals and determined that we had achieved 143.6% of the overall goals, on a weighted basis, as described in detail below:

1. *Funds From Operations Per Share Performance.*

   The Compensation Committee determined that we achieved adjusted FFO per share above the target, resulting in a calculated payout (for this component) of 177%. The Company's out-performance in 2025 was driven by the acquisition of The Link in Dallas, increases in parking revenue and rental revenue from our properties, and more favorable execution of capital markets transactions.

2. *Leasing Activity Volume.*

   The Compensation Committee determined that we achieved 121% of our goal related to office leasing activity for 2025. We exceeded our internal market-level leasing goals in the majority of our markets, and we increased the leased percentage of our office portfolio, with 59% of our leasing activity occurring during the second half of 2025.

3. *Net Effective Rent Performance.*

   The Compensation Committee determined that we achieved 125% of our goal related to net effective rent performance for 2025.

4. *Performance Related to Other Strategic Initiatives.*

   The Compensation Committee determined that we achieved against the goals regarding other strategic initiatives as follows:

   a. In the 2025 assessment (reviewing 2024 performance), the Company was assigned a Four Star rating from GRESB, satisfying the minimum number of Stars identified by the Compensation Committee. Accordingly, the Compensation Committee determined that we had achieved 100% of our goal related to our GRESB Score in 2025.

   b. We received or maintained Fitwel Certification for 55% of our portfolio, with 26 buildings receiving the more stringent two star certification or above. The Compensation Committee determined that we had achieved 100% of our goal related to Fitwel Certification percentage, and 200% with respect to the more stringent certification.

   c. In 2025, Cousins was again recognized by The Atlanta Journal-Constitution as being among the "Top Workplaces" in Atlanta, a recognition primarily based upon the results of anonymous surveys. This survey was conducted by a third party employment research and consulting firm, and it involved companies representing nearly 100,000 workers in the Atlanta region, where our headquarters and largest concentration of employees are located. Based on the scores within the applicable company size band, we received particular recognition in areas related to leadership, employee appreciation and company direction and values. Considering this and other factors, the Compensation Committee determined that we had achieved 100% of our goal related to healthy company culture.

   d. Our 2025 Green Street governance score remained significantly above the all-REIT average. The Compensation Committee determined that we had achieved 100% of our goal related to Green Street governance score.

Our actual performance against the 2025 goals are also reflected in the chart below.



FFO per Share Performance
177.0%
Leasing Activity Volume
121.0%
Net Effective Rent Performance
125.0%
GRESB Score
100.0%
FitWel Portfolio Certification
100.0%
FitWel Certification Rigor
200.0%
Health of Company Culture
100.0%
Green Street Governance
100.0%
Weighted Average
143.6%
Actual Payout
143.6%

The Compensation Committee reserves the discretion to adjust annual incentive cash awards up or down depending on individual and the Company's performance. The Compensation Committee determined that a modest adjustment was appropriate to the FFO component of the 2025 annual incentive cash awards, to remove the impact on FFO of the impairment of an undeveloped land site, which the Company had determined was no longer core to the Company's land strategy. Had such adjustment not been made, the actual payout would have been less than three percentage points lower. No other adjustments were made to the 2025 annual incentive cash awards.

The actual annual incentive cash award for the 2025 performance period for each NEO is set forth in the table below and is reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 71:

	2025 Target % of Base Salary	Target Opportunity	2025 Actual Award
M. Colin Connolly	150 %	$1,187,720	$1,705,564
Gregg D. Adzema	100 %	$538,433	$773,189
Kennedy Hicks	100 %	$450,805	$647,356
Richard G. Hickson IV	95 %	$443,310	$636,592
John S. McColl	95 %	$423,250	$607,787

Recent History of Annual Incentive Cash Award Payout (1)



150%
120%
90%
60%
30%
—%
85%
118%
103%
130%
142%
144%
120%
2020
2021
2022
2023
2024
2025
Average

(1) Prior to 2023, the FFO component of our annual incentive cash award was based on our percentage achievement of an identified target amount of FFO per share. Beginning in 2023, the FFO per share payouts were mathematically linearly interpolated between identified threshold and maximum levels as described on page 52 in "Funds from Operations Per Share Performance."



Corporate Center II and III | Tampa

2026 PERFORMANCE GOALS

The Compensation Committee, at its February 2026 meeting, discussed potential performance goals for the 2026 annual incentive cash award, including the components and relative weighting. The Compensation Committee reaffirmed the three financial and operational components and the four goals related to other strategic initiatives that were included in the 2025 annual performance goals, including the relative weighting.

2026 Performance Goals


10%
40%
25%
25%
FFO per share performance
Leasing Activity Volume
Net Effective Rent Performance
Other Strategic Initiatives

The annual performance financial and operational metrics of FFO per share performance, leasing activity volume, and NER performance, along with the goals related to other strategic initiatives are discussed above in connection with the evaluation of the 2025 annual performance metrics, including the various clarifications discussed on pages 52-56, regarding calculations of the individual goal components. For 2026, the Fitwel sub-component relates to total portfolio coverage. Actual goals for each component may vary from those of prior years, as the Compensation Committee considers changes in market conditions and broad corporate strategic initiatives, and their anticipated impact upon each of the individual goal components.

Although individual components may be achieved at up to 200% of target, the overall payout of the 2026 annual incentive performance awards is capped at 150%. At the time of the approval of the 2026 annual incentive award goals, the Compensation Committee considered the various targets included within the goals to be aggressive, rigorous, and appropriate, including the relative weighting of each performance goal, given our business strategy, historic performance, and the current real estate market. The Compensation Committee retained the discretion to make adjustments in determining our performance against the goals to the extent it believes the adjustment is appropriate and in the best interests of the Company.

LONG-TERM INCENTIVE EQUITY AWARDS

Our Long-Term Incentive ("LTI") program is intended to provide incentives to our executives for the creation of value and the corresponding growth of our stock price over time. The ultimate goal of equity-based compensation is to encourage our executive officers to act as equity owners. We believe equity-based compensation plays an essential role in retaining and motivating our NEOs by providing incentives that are linked to our long-term success and increasing stockholder value. The Compensation Committee believes that our equity-based long-term compensation program should provide an appropriate balance between retention and market and Company performance incentive awards.

2025 LTI Awards

In 2025, the Compensation Committee granted time-vested restricted stock (40% of the overall award), Market RSUs (42% of the overall awards), and Performance RSUs (18% of the overall award) to the NEOs under our LTI program, following a structure conforming to that of prior years.

The Compensation Committee, at its February 2025 meeting, granted LTI awards (the "2025 LTI Awards") to each of our NEOs with a target grant date dollar value determined at its December 2024 meeting, following a review of the individual's scope of responsibilities, experience, qualifications, individual performance, and contributions to the Company, as well as an analysis of the market data through the benchmarking exercise discussed previously. The Compensation Committee utilizes a dollar amount as the target value of each NEO's LTI award, rather than an identified number of shares or RSUs, so as to minimize the impact of stock price volatility between the date of the Compensation Committee's annual review and the grant date of the LTI award. The target grant date dollar value of the 2025 LTI Awards, as compared with those of the prior year, were increased for each of the NEOs, to be competitive with the market data and to reflect their respective contributions to the Company.

The 2025 LTI Targets are as set forth below:

	2024 LTI Target	2025 LTI Target
M. Colin Connolly	$4,700,000	$5,000,000
Gregg D. Adzema	$1,450,000	$1,625,000
Kennedy Hicks	$925,000	$1,055,000
Richard G. Hickson IV	$700,000	$765,000
John S. McColl	$720,000	$800,000

The 2025 LTI Awards were comprised of a mix of 40% time-vested restricted stock, 42% Market RSUs subject to a TSR condition, and 18% Performance RSUs subject to Company achievement of an FFO condition. The time-vested restricted stock vests ratably over three years, provided that the holder is continuously employed with us through each anniversary date. For the Market RSUs and Performance RSUs, the measurement period is three years, and the RSUs vest in full only upon satisfaction of the market conditions or performance conditions, as applicable, and (except in certain circumstances discussed below) if the holder is continuously employed with us through the full performance period.

The 2025 LTI Awards granted in February 2025 by the Compensation Committee to our NEOs are set forth in the table below:

	Target LTI Award Value	Number of Restricted Shares Granted	Number of Market (TSR) RSUs Granted	Number of Performance (FFO) RSUs Granted
M. Colin Connolly	$5,000,000	66,778	70,117	30,050
Gregg D. Adzema	$1,625,000	21,703	22,788	9,766
Kennedy Hicks	$1,055,000	14,090	14,795	6,341
Richard G. Hickson IV	$765,000	10,217	10,728	4,598
John S. McColl	$800,000	10,684	11,219	4,808

For purposes of determining the applicable number of shares of Restricted Stock to be granted and the number of Market RSUs and Performance RSUs to be granted to each NEO, we divided the target grant date dollar value for each NEO (as determined by the Compensation Committee in December 2024) by our closing stock price on the date of the grant (February 14, 2025), which was $29.95 per share. The actual grant to an NEO for each component of the 2025 LTI Award was rounded to the nearest whole unit. The grant date fair value for financial reporting purposes for the 2025 LTI Awards is set forth in the "Stock Awards" column of the Summary Compensation Table and was determined in accordance with applicable accounting rules and differs from the target value shown above.

2025 Market RSUs and Performance RSUs

The Market RSUs granted in 2025 require achievement of a TSR goal to vest, and the Performance RSUs granted in 2025 require achievement of an FFO goal to vest. Each of these awards cliff vest at the end of the three-year performance period but are payable only if the performance conditions are met and if the holder has been continuously employed through such date (except in certain circumstances discussed below). The terms of the 2025 Market RSUs and Performance RSUs are summarized as follows:

- Market RSUs: 42% of the target value of the 2025 LTI Awards are comprised of Market RSUs that are subject to a performance condition based upon the TSR of our common stock over the three-year period beginning January 1, 2025, through December 31, 2027, relative to the TSR of the companies in the FTSE Nareit Equity Office Index during that performance period (the "2025 LTI Peer Group"). This goal is evaluated on a sliding scale. TSR below the 30th percentile of the 2025 LTI Peer Group would result in no payout; TSR at the 30th percentile would result in 35% payout; TSR at the 50th percentile would result in 100% payout; and TSR at or above the 75th percentile would result in 200% payout. Payouts are mathematically linearly interpolated between these stated levels, subject to the 200% maximum.
- Performance RSUs: 18% of the target value of the 2025 LTI Awards are comprised of Performance RSUs that are subject to a performance condition that our Company FFO per share during the period beginning January 1, 2025, through December 31, 2027, is at least equal to a defined dollar amount per common share (the "FFO Target"). This goal is evaluated on a sliding scale. If FFO per share is 60% or less of the FFO Target, then there would be no payout. If FFO per share is equal to 100% of the FFO Target, then the payout would be 100%. If FFO per share is 140% or greater of the FFO Target, the payout would be 200%. Payouts are mathematically linearly interpolated between these stated levels, subject to the 200% maximum. The Compensation Committee considers the FFO Target to be aggressive, rigorous, and appropriate, given our business strategy, historic performance, and the current real estate market.

The Compensation Committee retains the discretion to make adjustments to our performance in determining whether the vesting conditions are achieved under the 2025 Performance RSU awards. At its meeting in February 2025, the

Compensation Committee determined that for purposes of evaluating performance against the fixed FFO Target, and consistent with practice in prior years, it would adjust reported FFO to reflect any adjustments made to the FFO component of the annual incentive award goals for the corresponding years included in the 2025-2027 performance period.

DEUs are not paid on Market RSUs or Performance RSUs prior to full vesting. Upon satisfaction of the vesting conditions, DEUs in an amount equal to all regular and special dividends declared with respect to our common stock during the performance period are determined and paid on a cumulative, reinvested basis over the term of the award, at the time the award vests and based on the number of shares that are earned. For example, if the payout of a Market RSU at vesting equaled 100% of target, the payout would include DEUs on shares at 100% of target on a reinvested basis over the three-year performance period. DEUs, to the extent earned, will be paid in cash.

LTI GRANT PRACTICES

Although we have typically granted LTI awards to our NEOs and other key employees at a regularly scheduled meeting of the Compensation Committee, which has been held in January or February in each of the last five years, beginning in 2023 we granted LTI awards to key employees on or about February 16 of each year. We do not have any program, plan, or practice that coordinates the grant of equity awards with the release of material information, but the adjusted grant date is anticipated to occur after the release of fourth quarter earnings each year. The actual grant date will be after at least two trading days have elapsed since the release of the fourth quarter earnings.

The Compensation Committee views LTI awards as an essential component of annual compensation of our NEOs and, as a result, the Committee approves the target grant date value of these awards in connection with the benchmarking exercise that results in the approval of annual base salaries, target annual cash incentive (bonus) awards, and target LTI awards, with a review and approval of the structure and performance conditions occurring at a regularly scheduled meeting of the Compensation Committee in January or February. The number of shares awarded is calculated by dividing the target LTI award value by the closing price of our common stock on the grant date of an LTI award.

The chart below reflects the composition of the long-term incentive equity awards granted to NEOs.

60%	42% Market RSUs	Relative TSR vs. TSR of the companies in the FTSE Nareit Equity Office Index	
		Hurdles	Payout Levels
		30th percentile	Threshold (35%)
		50th percentile	Target (100%)
		75th percentile	Maximum (200%)
	18% Performance RSUs	FFO per Share	
		Hurdles	Payout Levels
		60% of FFO Target	Threshold (2.5%)
		100% of FFO Target	Target (100%)
		140% of FFO Target	Maximum (200%)
		VEST AT THE END OF THE THREE-YEAR PERFORMANCE PERIOD	
40%	Restricted Stock	VEST RATABLY OVER THREE YEARS	

Restricted Stock Units

Each awarded RSU is a bookkeeping unit that is essentially the economic equivalent of one share of restricted stock. The Market RSUs and Performance RSUs are settled in stock upon vesting, with the number of shares vested being determined by the respective market and performance conditions. These RSUs are granted under our 2019 Omnibus Incentive Stock Plan.

Upon retirement of a participant, including an NEO, RSUs are potentially subject to accelerated vesting if the participant satisfies the "Rule of 65" (as described under "Compensation Discussion and Analysis—Severance and Retirement Policies" on page 67). In the case of Market RSUs and Performance RSUs, upon the retirement of a participant who satisfies the Rule of 65, the requirement of continued employment is waived but not the market or performance condition. In the case of service-conditioned RSUs, if any, upon the retirement of a participant who satisfies the Rule of 65, the requirement of continued employment is waived and the service-conditioned RSUs would be payable as of the date of retirement. The Compensation Committee has not adopted the Rule of 65 for restricted stock awards.

Restricted Stock

Time-vested full value awards, such as restricted stock, are used primarily as a retention tool. While time-vested full value equity awards do not reward stock price growth to the same potential as market or performance-conditioned awards or stock options, the Compensation Committee believes that full value awards are an effective compensation tool because the current value of the award is more visible to the executive. Additionally, full value awards create an interest that encourages executives to think and act like stockholders and serve as a competitive retention vehicle. The restricted stock granted in 2025 vests ratably over three years, provided that the holder is continuously employed with us through each anniversary date. The restricted stock awards are granted under our 2019 Omnibus Incentive Stock Plan. Holders of restricted stock receive all regular and special dividends declared with respect to our common stock, and the same are paid concurrently with payment of dividends to common stockholders. Holders of restricted stock also retain the right to vote with respect to the shares held, in connection with any matters presented for a vote in an annual or special meeting of stockholders.


CULINARY DROPOUT
Grant Thornton

Vantage South End | Charlotte

OTHER COMPENSATION ITEMS

LTI Awards Granted in 2023

At its meeting in February 2026, the Compensation Committee evaluated the potential payout under the LTI Awards granted in February 2023. The Market RSUs were subject to market performance goals relating to relative TSR, and the Performance RSUs were subject to Company performance goals relating to FFO. For purposes of approval of a suitable group of peers for the Market RSUs, the Compensation Committee, in consultation with FPC, determined to use the Nareit Office Index, including only those companies which were in the Nareit Office Index on January 1, 2023, and remained in the Nareit Office Index as of December 31, 2025, subject to certain modifications for any company which filed for bankruptcy during the period and other modifications as determined by the Compensation Committee to be reasonable and appropriate under the circumstances. Although Office Properties Income Trust filed for bankruptcy in October 2025, in accordance with the terms of the LTI Award agreements, it was to remain in the peer group (with placement at the bottom) for purposes of calculating the relative TSR performance. In addition, Paramount Group, Inc. ("PGRE"), was excluded from the Nareit Office Index upon its delisting on December 19, 2025, in connection with its acquisition. During the February 2026 meeting, the Compensation Committee considered the circumstances surrounding the potential exclusion of PGRE from the Nareit Office Index after 99% of the performance period had elapsed, and they determined that it was fair and equitable to include PGRE (using its last trading price) for purposes of calculating the Company's relative TSR performance. The Nareit Office Index was comprised of 23 companies on January 1, 2023, and the final peer group resulting from the foregoing changes was comprised of the following 19 companies (collectively, the "2023 LTI Peer Group").

Brandywine Realty Trust	(NYSE: BDN)	Highwoods Properties, Inc.	(NYSE: HIW)
BXP, Inc.	(NYSE: BXP)	Hudson Pacific Properties, Inc.	(NYSE: HPP)
City Office REIT, Inc.	(NYSE: CIO)	Kilroy Realty Corp.	(NYSE: KRC)
COPT Defense Properties	(NYSE: CDP)	Office Properties Income Trust	(NYSE: OPI)
Cousins Properties Incorporated	(NYSE: CUZ)	Orion Office Reit, Inc.	(NYSE: ONL)
Creative Media & Community Trust Corp.	(NASD: CMCT)	Paramount Group, Inc.	(NYSE: PGRE)
Douglas Emmett, Inc.	(NYSE: DEI)	Piedmont Office Realty Trust	(NYSE: PDM)
Easterly Government Properties, Inc.	(NYSE: DEA)	SL Green Realty Corp	(NYSE: SLG)
Empire State Realty Trust, Inc.	(NYSE: ESRT)	Vornado Realty Trust	(NYSE: VNO)
Franklin Street Properties Corp.	(NYSE: FSP)		

The Market RSUs performance was evaluated on a sliding scale based on the Company's TSR performance during the 2023 LTI Performance Period, relative to the TSR performance for that period by the 2023 LTI Peer Group. TSR below the 30th percentile of the 2023 LTI Peer Group would result in no payout, TSR at the 30th percentile would result in 35% payout, TSR at the 50th percentile would result in 100% payout, and TSR at or above the 75th percentile would result in 200% payout. Payouts are mathematically interpolated between these stated levels, subject to a 200% maximum. At its meeting in February 2026, the Compensation Committee determined that our TSR for the 2023 LTI Performance Period was at the 72.2nd percentile relative to the companies in the 2023 LTI Peer Group and that the mathematical interpolation resulted in 188.8% of these Market RSUs being payable.

With respect to the Performance RSUs, the target performance required that we achieve a specified aggregate FFO Target. This performance of the 2022 Performance RSUs was also evaluated on a sliding scale. If FFO per share were less

than 60% of the FFO Target, then there would be no payout. If FFO per share were equal to 100% of the FFO Target, then the payout would be 100%. If FFO per share were 140% or greater of the FFO Target, then the payout would be 200%. Payouts would be interpolated between these stated levels, subject to the 200% maximum. At its meeting in February 2026, the Compensation Committee determined that the aggregate FFO per share achieved for the 2023 LTI Performance Period was 100% of the target, which resulted in a payout at 100% of target for this component.

The weighted average payout for the Market RSUs and Performance RSUs was 162.2% of target for the 2023 LTI awards (188.8% for Market RSUs and 100.0% for Performance RSUs), which total is identical with the five-year weighted average achievement of 162.2%, as reflected in the following chart:

LTI Performance History (Actual Approved Percentages for 2021-2026 Payouts)


TSR
FFO
Weighted Average
225%
200%
175%
150%
125%
100%
75%
50%
25%
0%
200%
194%
167%
200%
189%
190%
175%
163%
145%
166%
162%
162%
115%
90%
93%
88%
100%
97%
2019 LTI (2022 Payout)
2020 LTI (2023 Payout)
2021 LTI (2024 Payout)
2022 LTI (2025 Payout)
2023 LTI (2026 Payout)
5 Yr Avg

These Market RSUs and Performance RSUs were settled in stock, based on the respective performance for each type of RSU. DEUs were paid as described on page 61 (under 2025 Market RSUs and Performance RSUs). Because the settlement for the 2023 Market RSUs and Performance RSUs occurred in 2026, these awards will be reflected in the Stock Vested table in the 2026 proxy statement.

Consistent with the description of our practices set forth in "LTI Grant Practices," above, during 2025, the Company did not grant LTI awards to any executive officer during any period beginning four business days before and ending one business day after the filing of any periodic report on Form 10-Q or Form 10-K, or the filing or furnishing of any current report on Form 8-K that disclosed material non-public information.

BENEFITS AND PERQUISITES

We provide health, dental, life, vision, and disability insurance benefits to all of our employees. Our NEOs are eligible to participate on the same basis as all other employees. We contribute to individual health savings accounts for all employees who successfully complete wellness initiatives, with the amount of the Company contribution tied to the level of initiatives completed by the employee in a given year. We maintain a 401(k) retirement savings plan ("Retirement Savings Plan") for all eligible employees, including our NEOs. In 2025, for each employee, including our NEOs, we provided an automatic contribution to the Retirement Savings Plan equal to 3% of eligible compensation, subject to statutory limits. We expect this program to continue in the future.

We also maintain an Employee Stock Purchase Plan, under which all eligible employees (including our NEOs) may contribute a portion of their eligible compensation to acquire shares of our common stock at a 15% discount.

We do not have a pension plan or deferred compensation program for any of our employees, including our NEOs. Rather, we focus on providing short and long-term cash compensation and long-term equity-based awards in amounts necessary to retain our NEOs and to allow them to provide for their own retirement.

In 2025, we did not provide any perquisites to our NEOs above the reporting threshold.

Our NEOs are eligible for benefits under the Executive Severance Plan only in certain circumstances. The Executive Severance Plan is discussed below under "Severance and Retirement Policies."

INCENTIVE-BASED COMPENSATION RECOUPMENT OR "CLAWBACK" POLICY

The Company maintains the Cousins Properties Incorporated Clawback Policy, which complies with the SEC's and NYSE's rules requiring adoption of a clawback policy applicable to incentive-based compensation for Section 16 officers of listed companies. The current executive officers of the Company have agreed in writing that their incentive compensation is subject to this policy. Under such policy, if the Company is required to restate its financial results (i) due to the Company's material noncompliance (as determined by the Company) with any financial reporting requirement under the federal securities laws, including any required accounting restatement to correct an error in previously issued financial restatements that is material to the previously issued financial statements, or (ii) to correct an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were not corrected during the current period or left uncorrected in the current period, then the Company will recoup any erroneously awarded incentive-based compensation from the Company's current and former executive officers. The amount to be recovered from the executive officer will be based on the excess, if any, of the incentive-based compensation (whether cash or equity-based) paid to the executive officer (during the three-year period preceding the date on which the Company is required to prepare an accounting restatement), to the extent the same is based on the erroneous data over the incentive-based compensation that would have been paid to the executive officer if the financial accounting statements had been as presented in the restatement.

STOCK OWNERSHIP GUIDELINES AND STOCK HOLDING PERIOD

Our Corporate Governance Guidelines include stock ownership guidelines for our executive officers and Directors. With respect to our executive officers, the guidelines require ownership of our stock within five years of becoming an executive officer or from promotion to a new executive office, with a value equal to the multiple of his or her base salary corresponding to his or her officer title, as depicted below. In addition, each of our Directors is required to own stock with a value equal to five times the annual cash retainer for Directors. Directors generally must accumulate the required ownership within five years of joining the Board. Compliance with the ownership guidelines are measured as of March 1 of each year (for executive officers) and July 1 (for Directors). For purposes of these ownership guidelines, the market price of the common stock of the Company used to value such equity shall be the greater of (1) the market price on the date of purchase or grant of such equity; or (2) the market price as of the date of compliance, which shall be calculated as the average closing price of our common stock for the twenty business days prior to the measurement date.

As of July 1, 2025 and March 1, 2026, each of our Directors and executive officers, respectively, satisfied the stock ownership guidelines (calculated for this purpose based on the market price as of the date of compliance, as set forth above, and taking into account any period permitted to satisfy the guidelines, where applicable), as shown below:

Executive Officers and Non-Employee Directors	Multiple of Base Salary or Annual Director's Cash Retainer	In Compliance?
Non-Employee Directors	5X	Yes
CEO	4X	Yes
President (if not also CEO)	3X	Yes
Executive Vice Presidents	2X	Yes
Senior Vice Presidents	1X	Yes

	Average Actual Multiple of Base Salary or Director's Cash Retainer Actually Owned (including RSUs)	Average Actual Multiple of Base Salary or Director's Cash Retainer (excluding RSUs)
Non-Employee Directors	26X	26X
CEO	27X	16X
Executive Vice Presidents	9X	6X

The guidelines are consistent with our belief that our executive officers' and Directors' interests should be aligned with those of our stockholders and our expectation that executive officers and Directors maintain a significant level of investment in our Company. The Chair of the Compensation Committee may approve exceptions to the guidelines from time to time as he or she deems appropriate. With respect to both executive officers and Directors, the following count toward the stock ownership requirements:

- shares purchased on the open market, or through our 2021 Employee Stock Purchase Plan ("ESPP");
- shares owned outright by the officer, or by members of his or her immediate family residing in the same household, whether held individually or jointly, unless beneficial ownership is disclaimed by the executive officer or Director;
- restricted stock and RSUs received at target pursuant to our LTI plans, whether performance-, market-, or service-based and whether or not vested; and
- shares held in trust for the benefit of the officer or his or her immediate family, or by a family limited partnership or other similar arrangement, unless beneficial ownership is disclaimed by the executive officer or Director.

Although our guidelines include unvested performance- and market-based RSUs (which are awarded to executive officers, but not Directors, as part of our compensation plan, as discussed above), if these were excluded from the calculation, as of March 1, 2026, each of our executive officers would continue to satisfy the stock ownership guidelines (taking into account any period permitted to satisfy the guidelines and the applicable valuation methodology, as discussed above).

Under our Corporate Governance Guidelines, our executive officers are required to hold 50% of the after-tax number of shares of shares of common stock that vest and are delivered under our compensation plans for a period of 24 months following vesting. Stock acquired under our ESPP or in the open market is not subject to any holding requirement. Although stock options are not currently utilized in our compensation program, our executive officers would be required to hold 50% of the after-tax number of shares received as a result of exercise of any stock options which might be granted by us, for a period of 24 months following such stock option exercise.

SEVERANCE AND RETIREMENT POLICIES

We have several arrangements that would provide for the payment of benefits in the event of a termination of one of our executive officers or a change in control of our Company.

Our executive officers are all "at will" employees, without the benefit of any employment agreements, other than the Executive Severance Plan Participation Agreements and other benefits described below.

Executive Severance Plan

During 2025, based on recommendation from FPC, the Compensation Committee adopted a market-based Executive Severance Plan. The Executive Severance Plan covers our executive officers (as designated by the Company consistent with 17 CFR 240.3b-7) who receive and execute a participation agreement under the Executive Severance Plan. All of our NEOs elected to participate in the Executive Severance Plan, and such participation resulted in the deemed termination of the legacy change in control agreements which previously covered such NEOs.

Payments in Connection With a Termination

The below charts reflect the various results of payment of benefits and treatment of outstanding equity compensation in the event of a termination of one of our executive officers: who has elected to participate in the Executive Severance Plan. The Executive Severance Plan defines Cause, Good Reason, Change in Control, Disability, and Average Bonus, each as described in "Potential Payments Upon Termination, Retirement, or Change in Control."

Termination Following a Change in Control	
Applies to termination of an executive (other than for Cause, Disability or death), or any resignation for Good Reason, in either case within the 2-year period following a Change in Control	
Cash Severance	• Cash amount equal to the Severance Multiplier (3x for CEO; 2x for other executives), multiplied by the sum of (i) annual base salary, plus (ii) Average Bonus; and • Prorated Target Annual Bonus.
Acceleration of Restricted Stock and RSUs	• Restricted Stock accelerates to vest at termination; • RSUs granted before a Change in Control accelerate to vest at termination, with the number of shares vesting being the greater of target or actual achievement of the performance goals (through Change in Control); and • RSUs granted after a Change in Control do not accelerate but instead remain outstanding, with any service conditions waived at termination and performance conditions remaining.
Health and Welfare Benefits	• Cash amount equal to 12 months of full monthly premium for medical insurance coverage, multiplied by the Severance Multiplier, multiplied by 170%
Tax Gross-Up	• None

Termination Not in Connection With a Change in Control *Applies to termination of an executive (other than for Cause, Disability or death), or any resignation for Good Reason, in either case not in connection with a Change in Control*	
Cash Severance	• Cash amount equal to the Severance Multiplier (2x for CEO; 1x for other executives), multiplied by the sum of (i) annual base salary, plus (ii) Average Bonus; and • Prorated Target Annual Bonus.
Acceleration of Restricted Stock and RSUs	• Restricted Stock accelerates to vest at termination; • RSUs do not accelerate but instead remain outstanding, with any service conditions waived at termination and performance conditions remaining.
Health and Welfare Benefits	• Cash amount equal to 12 months of full monthly premium for medical insurance coverage, multiplied by the Severance Multiplier, multiplied by 170%
Tax Gross-Up	• None
Termination Due to Retirement	
Cash Severance	• None
Acceleration of Restricted Stock and RSUs	• If executive qualifies for Rule of 65 (see Page 69): ◦ Restricted Stock is forfeited; and ◦ RSUs do not accelerate but instead remain outstanding, with any service conditions waived at termination and performance conditions remaining. • If executive does not qualify for Rule of 65: ◦ Restricted Stock is forfeited; and ◦ RSUs are forfeited.
Health and Welfare Benefits	• None
Termination for Cause or Voluntary Resignation (other than for Good Reason)	
Cash Severance	• None
Acceleration of Restricted Stock and RSUs	• None
Health and Welfare Benefits	• None
Death and Disability	
Cash Severance	• Prorated Target Annual Bonus.
Acceleration of Restricted Stock and RSUs	• Restricted Stock accelerates to vest at termination; and • RSUs accelerate to vest at termination, vesting at target achievement.

Under the Executive Severance Plan, in the event of a Change in Control that does not result in a termination (other than for Cause, Disability or death) or a resignation (for Good Reason), any RSUs or other performance-based equity awards outstanding at the time of a Change in Control shall automatically convert to a time-based vesting equity award equal to the target number of shares underlying the award multiplied by the greater of (i) the actual level of achievement of the

performance goals as of the most recent practical date prior to the Change in Control; and (ii) the target level of achievement. The converted awards will remain subject to the original time-based vesting conditions applicable to the award.

Restrictive Covenants

Under the terms of the participation agreements signed by each of the executive officers subject to the Executive Severance Plan, the executive officers have agreed to customary restrictive covenants, including non-solicitation and non-recruitment provisions that apply from the period of execution of the participation agreement until one year after the termination of the participant's employment. In addition, the foregoing severance benefits are subject to the affected participant timely executing an agreement and release, which releases all claims against the Company and other parties, subject to customary exceptions.

The Company has reserved the right to amend, modify, terminate or discontinue the Executive Severance Plan subject to certain limitations. See "Potential Payments Upon Termination or Change of Control" below.

Our Compensation committee believes that the Executive Severance Plan is an important factor in attracting individuals to join our Company and an important factor in the retention of our management team.

Equity Plans and the Rule of 65

In general, an employee will forfeit any unvested LTI grants upon termination of employment for any reason other than following a change in control. However, the Compensation Committee adopted the Rule of 65 (which applies upon the retirement of an employee if the employee is at least 60 years of age and the sum of the employee's whole years of age plus whole years of service equals at least 65) to provide a further incentive for long-term employment, as well as to recognize that RSUs are part of annual compensation. If an employee retires after satisfying the Rule of 65, then he or she will receive the benefit of outstanding RSUs. Under the Rule of 65, any service-conditioned RSUs, but not Market RSUs or Performance RSUs, will vest upon retirement of the employee. None of our NEOs currently has the benefit of any service-conditioned RSUs. With respect to Market RSUs and Performance RSUs, the Rule of 65 applies to waive any continuing service requirement but does not waive any performance or market condition. Also, the Compensation Committee did not adopt the Rule of 65 for restricted stock awards. The Compensation Committee believes that the benefits available under the Rule of 65 are customary and reasonable components of our compensation program, and it retains discretion to modify the terms and conditions applicable to the Rule of 65, including by applying it to restricted stock awards. As of December 31, 2025, the NEOs that have satisfied the Rule of 65 are Mr. McColl and Mr. Adzema.

ASSESSMENT OF COMPENSATION-RELATED RISKS

The Compensation Committee is responsible for overseeing the risks relating to the compensation policies and practices affecting our executive officers on an ongoing basis. The Committee believes that, because of the following factors, there is a low likelihood that our compensation policies and practices would encourage excessive risk-taking:

- our policies and programs are generally intended to encourage executives to focus on long-term objectives;
- overall compensation is maintained at levels that are competitive with the market;
- the mix of compensation rewards long-term performance with a significant at-risk component;
- annual cash bonuses for executives are linked to performance against goals in multiple categories, with specific weightings, and each executive has target and maximum bonus opportunities;
- all equity awards are subject to multi-year vesting;

- executive officers are subject to minimum stock ownership and holding period guidelines, as well as limitations on trading our securities, including prohibitions on hedging and pledging; and
- a clawback policy permits the Company to recoup compensation erroneously paid on the basis of financial results that are subsequently restated.

COMPENSATION COMMITTEE REPORT

The Compensation Committee is responsible for, among other things, setting and administering the policies that govern executive compensation, establishing the performance goals on which the compensation plans are based, and setting the overall compensation principles that guide the committee's decision-making. The Compensation Committee has reviewed the Compensation Discussion and Analysis herein and discussed it with management. Based on the review and the discussions with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this 2026 proxy statement for filing with the SEC.

COMPENSATION & HUMAN CAPITAL COMMITTEE

R. Kent Griffin, Jr., ***Chair***

Charles T. Cannada

Susan L. Givens

R. Dary Stone



Hayden Ferry II | Phoenix

The foregoing report should not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or Securities Exchange Act of 1934 (the "Acts"), except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed filed under the Acts.

SUMMARY COMPENSATION TABLE FOR 2025

The following table sets forth information concerning total compensation for our NEOs for 2025, 2024, and 2023.

	Year	Salary	Stock Awards (1)	Non-Equity Incentive Plan Compensation (2)	All Other Compensation (3)	Total
M. Colin Connolly	2025	$791,813	$6,154,830	$1,705,564	$36,718	$8,688,925
President and	2024	$768,750	$5,736,747	$1,422,111	$61,979	$7,989,587
Chief Executive Officer	2023	$750,000	$4,602,915	$1,265,550	$37,956	$6,656,421
Gregg D. Adzema	2025	$538,433	$2,000,316	$773,189	$37,918	$3,349,856
Executive Vice President and	2024	$522,750	$1,769,854	$743,873	$37,379	$3,073,856
Chief Financial Officer	2023	$510,000	$1,459,483	$661,980	$37,723	$2,669,186
Kennedy Hicks	2025	$450,805	$1,298,692	$647,356	$20,421	$2,417,274
Executive Vice President and	2024	$437,675	$1,129,035	$591,671	$20,155	$2,178,536
Chief Investment Officer	2023	$427,000	$898,127	$526,534	$20,296	$1,871,957
Richard G. Hickson IV	2025	$466,642	$941,703	$636,592	$37,935	$2,082,872
Executive Vice President -	2024	$453,050	$854,394	$580,221	$37,391	$1,925,056
Operations	2023	$442,000	$673,576	$516,344	$37,806	$1,669,726
John S. McColl	2025	$445,526	$984,771	$607,787	$30,162	$2,068,246
Executive Vice President -	2024	$432,550	$878,806	$584,743	$29,187	$1,925,286
Development	2023	$422,000	$729,729	$520,638	$29,183	$1,701,550

(1) This column reflects the aggregate grant date fair value of restricted stock awards, Market RSUs, and Performance RSUs and service-conditioned RSUs granted during the applicable year, computed in accordance with Financial Accounting Standards Board's Accounting Standards Codification Topic 718 ("ASC 718").

For 2023, 2024, and 2025, the grant date fair value of the restricted stock awards and the Performance RSUs reflects the closing stock price on the grant dates of February 16, 2023 ($26.16), February 16, 2024 ($23.61), and February 14, 2025 ($29.95), respectively. The grant date fair value of the Market RSUs granted, February 16, 2023 ($33.80), February 16, 2024 ($36.01), and February 14, 2025 ($46.42), reflect the fair market value per RSU determined using a Monte Carlo valuation. Assuming the highest level of performance conditions are achieved for the Market RSUs and Performance RSUs, resulting in 200% of those target RSUs being issued, the grant date values of all stock awards for 2025 would be as follows: Mr. Connolly — $10,309,658; Mr. Adzema — $3,350,626; Ms. Hicks — $2,175,390; Mr. Hickson — $1,577,407; and Mr. McColl — $1,649,557.

The actual amount ultimately realized by the NEO, if any, from a grant of restricted stock will depend upon the value of our common stock on the vesting date. The amount ultimately realized by the NEO, if any, from a grant of Market RSUs or Performance RSUs will depend on the satisfaction of the market or performance conditions on the vesting date and the value of our stock on the settlement date.

(2) These amounts reflect the actual annual incentive cash award earned by the NEOs for the applicable year, as determined by the Compensation Committee. For a description of the 2025 annual cash incentive award performance goals, see "Compensation Discussion and Analysis" above.

(3) The components of All Other Compensation for 2025 are as set forth in the following table.

	Retirement Savings Plan(A)	Insurance Premiums(B)	Total All Other Compensation
M. Colin Connolly	$10,500	$26,218	$36,718
Gregg D. Adzema	$10,500	$27,418	$37,918
Kennedy Hicks	$10,500	$9,921	$20,421
Richard G. Hickson IV	$10,500	$27,435	$37,935
John S. McColl	$10,500	$19,662	$30,162

(A) We maintain a Retirement Savings Plan for the benefit of all eligible employees. The Company makes automatic contributions to the plan equal to 3% of eligible compensation, subject to a maximum contribution of $10,500 in 2025. The automatic contributions were made for all eligible employees, including our NEOs. Company automatic contributions vest in full after an employee has completed two years of service; thereafter all Company contributions are fully vested. These benefits are in a qualified 401(k) plan and generally provided to participants upon retirement but may be paid earlier in certain circumstances, such as death, disability, or termination of employment.

(B) This column reflects the portion of health, dental, life, disability, and accidental death insurance premiums paid by the Company on behalf of the NEOs, together with the health savings account contributions made by the Company. All active employees (excluding temporary or seasonal employees) regularly scheduled to work 24 hours or more per week are eligible to participate in the Company benefit plans. We contribute to health savings accounts for the benefit of all eligible employees, which are personal savings accounts funded with pre-tax dollars and used to pay for eligible health care expenses not covered by insurance. The Company contributes annually into an employee's health savings account based upon the successful completion of wellness initiatives by the employee, subject to a maximum contribution of $1,000 in 2025. The contributions are available for all benefit-eligible employees, including our NEOs.


Compliance in days.
Security for decades.
Delve.co
3rd ST

Colorado Tower | Austin

GRANTS OF PLAN-BASED AWARDS IN 2025

The following table sets forth information with respect to grants of plan-based awards to each of our NEOs during 2025.

	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)		Estimated Future Payouts Under Equity Incentive Plan Awards (in units)(2)			All Other Stock Awards: Number of Shares of Stock or Units(3)	Grant Date Fair Value of Stock Awards(4)
		Target ($)	Maximum ($)	Threshold	Target	Maximum		
M. Colin Connolly								
Annual Incentive Award(1)		$1,187,720	$1,781,579					
Market RSUs (TSR)(2)	02/14/2025			24,541	70,117	140,234		$3,254,831
Performance RSUs (FFO)2	02/14/2025			751	30,050	60,100		$899,998
Restricted Stock(3)	02/14/2025						66,778	$2,000,001
Gregg D. Adzema								
Annual Incentive Award(1)		$538,433	$807,650					
Market RSUs (TSR)(2)	02/14/2025			7,976	22,788	45,576		$1,057,819
Performance RSUs (FFO)2	02/14/2025			244	9,766	19,532		$292,492
Restricted Stock(3)	02/14/2025						21,703	$650,005
Kennedy Hicks								
Annual Incentive Award(1)		$450,805	$676,208					
Market RSUs (TSR)(2)	02/14/2025			5,178	14,795	29,590		$686,784
Performance RSUs (FFO)(2)	02/14/2025			159	6,341	12,682		$189,913
Restricted Stock(3)	02/14/2025						14,090	$421,995
Richard G. Hickson IV								
Annual Incentive Award(1)		$443,310	$664,965					
Market RSUs (TSR)(2)	02/14/2025			3,755	10,728	21,456		$497,994
Performance RSUs (FFO)(2)	02/14/2025			115	4,598	9,196		$137,710
Restricted Stock(3)	02/14/2025						10,217	$305,999
John S. McColl								
Annual Incentive Award(1)		$423,250	$634,875					
Market RSUs (TSR)(2)	02/14/2025			3,927	11,219	22,438		$520,786
Performance RSUs (FFO)(2)	02/14/2025			120	4,808	9,616		$143,999
Restricted Stock(3)	02/14/2025						10,684	$319,986

(1) These amounts reflect target annual incentive cash amounts for 2025 as set by the Compensation Committee. In accordance with the Compensation Committee's policies, there is no threshold amount set for this award. The maximum payout cannot exceed 150% of target.

(2) These amounts show the potential number of RSUs that would vest pursuant to the Market RSUs and Performance RSUs at the end of the applicable three-year performance period if the threshold, target, or maximum market or performance goals are satisfied, provided the NEO remains continuously employed by us, or upon retirement if the NEO meets the Rule of 65. In addition, DEUs will be paid upon satisfaction of the vesting conditions, if at all, on a cumulative, reinvested basis over the term of the award based on the number of RSUs which actually vest. See "Compensation Discussion and Analysis – 2025 LTI Awards" for a description of the performance parameters for these Market RSUs and Performance RSUs, and see "Compensation Discussion and Analysis – Severance and Retirement Policies" for a description of the effect of the Rule of 65 on these awards. Note that the threshold listed for Market RSUs reflects the resulting payout if the minimum performance threshold of 30th percentile is satisfied (35% payout), and the threshold listed for Performance RSUs reflects the resulting payout if the minimum performance threshold of greater than 60% of FFO per share target is satisfied (2.5% payout).

(3) This row and column represents shares of restricted stock granted in 2025 under the 2019 Omnibus Incentive Stock Plan. The restricted stock granted February 14, 2025, as part of the 2025 LTI Awards vests ratably over three years on each anniversary of the grant date, provided the NEO has been continuously employed by us through the applicable anniversary date. The restricted stock awards also receive dividends in an amount equal to all regular and special dividends declared with respect to our common stock, payable concurrently with payment of such dividends to common stockholders.

(4) This column reflects the aggregate grant date fair value of restricted stock awards, Market RSUs, and Performance RSUs granted during 2025, computed in accordance with ASC 718. The grant date fair value of the restricted stock awards and the Performance RSUs reflects the closing stock price on the date of grant of February 14, 2025 ($29.95),. The grant date fair value of the Market RSUs reflects the fair market value per RSU determined using a Monte Carlo valuation ($46.42). Information about the assumptions used to value these awards can be found in Note 15 of Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2025.

The actual amount ultimately realized by the NEO, if any, from a grant of restricted stock will depend upon the value of our common stock on the vesting date. The amount ultimately realized by the NEO, if any, from a grant of Market RSUs or Performance RSUs will depend on the satisfaction of the market or performance conditions and the value of stock on the settlement date.


Denbury
Legacy Union | Dallas

OUTSTANDING EQUITY AWARDS AT 2025 FISCAL YEAR-END

The following table sets forth information with respect to all outstanding option and stock awards for each of our NEOs on December 31, 2025.

	Stock Awards (1)			
	Number of Shares or Units of Stock that Have Not Vested(2)	Market Value of Shares or Units of Stock that Have Not Vested(3)	Equity Incentive Plan Awards: Number of Unearned Units that Have Not Vested(4)	Equity Incentive Plan Awards: Market Value of Unearned Units that Have Not Vested(5)
M. Colin Connolly	283,250	$7,559,985	219,608	$5,661,494
Gregg D. Adzema	93,058	$2,399,035	69,403	$1,789,209
Kennedy Hicks	58,370	$1,504,779	44,643	$1,150,897
Richard G. Hickson IV	43,496	$1,121,327	33,115	$853,705
John S. McColl	46,304	$1,193,717	34,324	$884,873

(1) See "Compensation Discussion and Analysis – Severance and Retirement Policies for a description of the effect of the Rule of 65 on these awards.

(2) Includes shares earned from Market and Performance RSUs granted on February 16, 2023. These awards had a measurement period of three years which ended December 31, 2025 with a settlement date of February 2, 2026. The Market and Performance RSUs each surpassed the threshold. Therefore, as of December 31, 2025, the Market and Performance RSUs had been earned but not yet settled. These awards met the criteria for an average weighted payout of 162.2%, which is reflected in the number of shares above, which settled in shares on February 2, 2026, at closing stock price value of $24.84 per share. The number of shares and the amount earned by each NEO upon settlement, as well as the cash settled DEUs related to these shares, is as follows:

	Number of TSR-based RSUs	Number of FFO based RSUs	Cash Settled Dividend Equivalent Units	Total Amount Earned Upon Settlement
M. Colin Connolly	124,279	28,211	$632,221	$4,420,073
Gregg D. Adzema	39,406	8,945	$200,463	$1,401,502
Kennedy Hicks	24,249	5,505	$123,361	$862,450
Richard G. Hickson IV	18,187	4,128	$92,518	$646,823
John S. McColl	19,703	4,472	$100,229	$700,736

(3) Market value was calculated by multiplying the number of unearned unvested RSUs at year-end by our closing stock price on December 31, 2025 ($25.78).

(4) Represents Market RSUs and Performance RSUs granted in 2024 and 2025, assuming that the target performance goals will be achieved for the awards granted in 2024 and 2025. The performance period for these awards is incomplete and actual performance may vary. See Note 15 of Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2025, for an overview of the features of these awards. See "Compensation Discussion and Analysis – Severance and Retirement Policies" for a description of the effect of the Rule of 65 on these awards.

(5) Market value was calculated by multiplying the number of unearned unvested RSUs at year-end by our closing stock price on December 31, 2025 ($25.78). DEUs that apply to these Market RSUs and Performance RSUs are not included.

STOCK VESTED IN 2025

The following tables set forth information concerning the amounts realized in 2025 upon the vesting of restricted stock and RSUs. No options were held or exercised by any of our NEOs in 2025.

	Stock Awards	
	Number of Shares Acquired on Vesting(1)	Value Realized on Vesting(2)
M. Colin Connolly	147,149	$4,827,372
Gregg D. Adzema	49,272	$1,620,932
Kennedy Hicks	26,895	$879,667
Richard G. Hickson IV	23,141	$761,058
John S. McColl	23,509	$772,080

(1) The number of shares acquired upon vesting includes the following:

	Shares of Restricted Stock	Market and Performance RSUs(A)	Cash Settled Dividend Equivalent Units(A)
M. Colin Connolly	59,196	87,953	$362,427
Gregg D. Adzema	18,877	30,395	$125,250
Kennedy Hicks	11,375	15,520	$63,957
Richard G. Hickson IV	8,913	14,228	$58,630
John S. McColl	9,281	14,228	$58,630

(A) This represents the Market and Performance RSUs granted in 2022 and settled in 2025. The Market and Performance RSUs met the criteria for an average weighted payout of 166.3%, which is reflected in the number of shares above. The above also includes the DEUs earned by each NEO upon vesting which were settled in cash.

(2) The value shown includes amounts based on the following: (i) for Market and Performance RSUs granted in 2022, the shares delivered upon settlement on January 31, 2025, at $30.53 per share; (ii) the cash value of the DEUs delivered upon the settlement of the Market and Performance RSUs granted in 2022; and (iii) for restricted shares, the closing market price of our common stock of $30.53 and $29.95 that vested on January 31, 2025, and February 16, 2025, respectively. If the vesting date is not an NYSE trading day, the prior trading day's closing price is used.

POTENTIAL PAYMENTS UPON TERMINATION, RETIREMENT, OR CHANGE IN CONTROL

Each of our executive officers is a party to an Executive Severance Plan Participation Agreement, as described in "Compensation Discussion and Analysis — Severance and Retirement Policies" Under the Participation Agreements, in accordance with the Executive Severance Plan, each NEO will be provided severance benefits, in the event of: (i) their termination without Cause; (ii) their resignation for Good Reason; or (iii) in the case of their death or disability.

The terms of the Executive Severance Plan are summarized in "Compensation Discussion and Analysis - Severance and Retirement Policies," and key definitions contained therein are as follows:

Cause – The Executive Severance Plan defines "cause" generally as

- a material act or omission by a participant that constitutes intentional misconduct in connection with the Company's business or the participant's duties;
- a participant's willful violation of law in connection with the Company's business or the participant's duties;
- an act of fraud or embezzlement by a participant with respect to the Company's business or the participant's duties; a participant's conviction of or indictment for a felony;
- a participant's willful and material failure to perform its material duties;
- a participant's material violation of any of the Company's material, written policies, relating to sexual harassment, insider trading, confidentiality, non-disclosure, no-competition, non-disparagement or conflicts of interest; or
- any material breach by a participant of a material agreement with the Company.

Good Reason – The Executive Severance Plan defines "good reason" generally to mean:

- the failure of the Company to pay scheduled installments of an NEO's annual base salary or other compensation when due;
- a material diminution in an NEO's status, including title, position, duties, authority, or responsibility;
- outside of a change in control period, a material reduction in the NEO's annual base salary or target annual bonus, except with respect to any reduction applicable to similarly situated executive officers;
- during a change in control period, any reduction in the NEO's base salary or target annual bonus;
- a relocation of the NEO's primary work site more than 35 miles from the then current site; or
- during a change in control period, a reduction in an NEO's annual equity incentive opportunity as in effect immediately prior to the change in control period.

Change in Control – Under the Executive Severance Plan, a "change in control" has the meaning set forth in our 2019 Omnibus Incentive Stock Plan (as amended), and a "change in control period" is the period beginning sixty days prior and ending two years following the change in control. Under the 2019 Omnibus Incentive Stock Plan (including under the proposed Amended Plan), a "change in control" generally means that any one of the following events occurs:

- A person (or group) acquires, directly or indirectly, the beneficial ownership representing 30% or more of the combined voting power for the election of Directors of the outstanding securities of the Company, subject to certain exceptions;
- A majority of the Board changes during a two-year period (unless the new Directors were elected by two-thirds of the Board members that were members on the first day of the two-year period);

- Stockholders approve our dissolution or liquidation;
- The sale or other disposition of all or substantially all of our assets, subject to certain exceptions; or
- In certain situations, a consolidation, merger, reorganization, or business combination involving us or our acquisition of the assets or stock in another entity.

Disability – Under the Executive Severance Plan, a "Disability" means that a participant, as a result of a mental or physical condition or illness, is unable to perform the essential functions of the Participant's position at the Company for any consecutive 180-day period, even with reasonable accommodation, all as reasonably determined by the Compensation Committee, in accordance with Section 409A of the Code.

Annual Base Salary – Under the Executive Severance Plan, for purposes of determining the severance benefit thereunder, the Executive Severance Plan, "annual base salary" is the NEO's annual base salary in effect on the day before the NEO's employment terminates.

Average Cash Bonus – Under the Executive Severance Plan, the "average cash bonus" is the sum of the annual cash bonuses that were paid to the NEO during the three years immediately prior to the date the NEO's employment terminates, divided by the number of annual cash bonuses the NEO was eligible to receive during such period, however, if a participant has not completed three annual bonus periods in the participant's current position, the "average bonus" is the participant's target bonus.

Participation Agreement and Waiver and General Release – In order to receive the benefits of the Executive Severance Plan, an NEO must enter into a "Participation Agreement" and a "Waiver and General Release." If the NEO declines to enter into either the Participation Agreement or the Waiver and General Release, then the NEO would not become a participant and would forfeit his or her severance benefit (as applicable).

- The Participation Agreement generally provides that the NEO will protect certain of our interests in exchange for the the benefits identified in the Executive Severance Agreement. In particular, the Participation Agreement provides that the NEO will not, from the time of execution through the date that is one year from the NEOs employment termination (1) solicit any business from any of our customers that he or she had contact with during the preceding two years, for the purposes of providing development, acquisition, financing, management, leasing and sale of commercial office properties, or (2) solicit any of our employees that he or she had direct personal contact with during his or her employment with us.
- The Waiver and General Release is a standard release that is comparable to that required for all employees to receive any severance benefits from us and provides, in particular, that the NEO waives any and all claims against us and also covenants not to sue or to disparage us.

Tax Protection – None of our NEOs are entitled to a gross-up payment pursuant to the Participation Agreements that they have entered into with us.

The following table shows the potential payments to the NEOs upon a termination of employment under various scenarios, assuming that the triggering event occurred on December 31, 2025 (after the vesting of the 2023 Market RSUs or the 2023 Performance RSUs). The annual base salary is the salary in effect for 2025, and the average bonus is based on the annual cash incentive awards actually paid in 2023, 2024, and 2025 (such annual cash incentive awards relate to the performance during the prior calendar year). The table does not include the benefits under the "Rule of 65," which addresses the impact upon unvested LTI when a key employee (including any NEO) retires, because the Rule of 65 does not result in acceleration of any LTI; it merely waives the service requirement that would otherwise be applicable to vesting of the Market RSUs and Performance RSUs.

	Cash[1]	Accelerated Vesting of Restricted Stock[2]	Accelerated Vesting of Market RSUs and Performance RSUs[3]	Health and Welfare Benefits	Total
M. Colin Connolly					
• Voluntary resignation or termination for cause [4]	—	—	—	—	—
• Termination without cause or resignation for good reason following a change in control	$7,256,647	$3,628,793	$9,592,686	$124,464	$20,602,590
• Termination without cause or resignation for good reason not in connection with a change in control	$5,242,807	$3,628,793	$3,931,192	$82,976	$12,885,768
• Death or disability	$1,215,128	$3,628,793	$9,592,686	$41,488	$14,478,095
Gregg D. Adzema					
• Voluntary resignation or termination for cause [4]	—	—	—	—	—
• Termination without cause or resignation for good reason following a change in control	$2,910,715	$1,152,546	$3,035,698	$82,976	$7,181,935
• Termination without cause or resignation for good reason not in connection with a change in control	$1,733,893	$1,152,546	$1,246,489	$41,488	$4,174,416
• Death or disability	$557,071	$1,152,546	$3,035,698	$41,488	$4,786,803
Kennedy Hicks					
• Voluntary resignation or termination for cause [4]	—	—	—	—	—
• Termination without cause or resignation for good reason following a change in control	$2,214,928	$737,720	$1,917,955	$27,659	$4,898,262
• Termination without cause or resignation for good reason not in connection with a change in control	$1,340,669	$737,720	$767,058	$13,830	$2,859,277
• Death or disability	$466,410	$737,720	$1,917,955	$13,830	$3,135,915
Richard G. Hickson IV					
• Voluntary resignation or termination for cause [4]	—	—	—	—	—
• Termination without cause or resignation for good reason following a change in control	$2,254,505	$546,046	$1,428,985	$83,033	$4,312,569
• Termination without cause or resignation for good reason not in connection with a change in control	$1,356,984	$546,046	$575,281	$41,516	$2,519,827
• Death or disability	$459,463	$546,046	$1,428,985	$41,516	$2,476,010

Continued on next page

John S. McColl					
• Voluntary resignation or termination for cause (4)	—	—	—	—	—
• Termination without cause or resignation for good reason following change in control	$2,166,983	$570,486	1,508,104	$58,058	$4,303,631
• Termination without cause or resignation for good reason not in connection with a change in control	$1,302,827	$570,486	$623,232	$29,029	$2,525,574
• Death or disability	$438,672	$570,486	$1,508,104	$29,029	$2,546,291

(1) Represents cash payments pursuant to Executive Severance Plan.

(2) These amounts represent the value of unvested restricted stock as of December 31, 2025. The amounts were calculated by multiplying the number of unvested restricted shares at year-end by the closing stock price on December 31, 2025 ($25.78).

(3) These amounts represent the value of unsettled and unvested Market and Performance RSUs as of December 31, 2025. For Market and Performance RSUs granted in 2023, the measurement and performance periods were complete. As such, these awards granted in 2023 were vested as of December 31, 2025, pending settlement and reflected at actual achievement. For Market and Performance RSUs granted in 2024 and 2025, target achievement was assumed for termination following a change in control as the measurement and performance periods were not yet complete. In the event of death or disability, all Market and Performance RSUs accelerate to vest at termination at target achievement. See discussion in the "Executive Severance Plan" in this proxy statement for the treatment of unvested RSUs in the case of each event described in the above table. The amounts were calculated by multiplying the number of unsettled and unvested RSUs at year-end by the closing stock price on December 31, 2025 ($25.78). DEUs that may apply to these Market Performance RSUs are not included.

(4) Although the RSUs granted in 2023 were vested (but not yet settled) on December 31, 2025, because there is no acceleration of any Restricted Stock or RSUs in connection with a voluntary resignation, we have not reflected those values in this row. Additionally, the retirement of any NEO who qualifies for Rule of 65 also does not result in an acceleration of any LTI, but it will result in a waiver of the service requirement that would otherwise be applicable to vesting of Market RSUs and Performance RSUs. The benefits of Rule of 65 are also not reflected in this row.


Madre

3350 Peachtree | Atlanta

PAY VS PERFORMANCE

As required by Item 402(v) of Regulation S-K, we are providing the following information regarding the relationship between executive compensation and our financial performance for each of the last five completed calendar years. In determining the "compensation actually paid" ("CAP") to our NEOs, we are required to make various adjustments, as summarized below, to amounts that have been previously reported in the Summary Compensation Table ("SCT"), as the SEC's valuation methods for stock compensation in this section differ from those required in the SCT. The table below summarizes compensation values both previously reported in our Summary Compensation Table, as well as the adjusted values required in this section for the 2025, 2024, 2023, 2022, and 2021 calendar years.

Year	SCT Total for PEO (1)	CAP to PEO (2)	Average SCT Total for Non-PEO NEOs (1)	Average CAP to Non-PEO NEOs (2)	Value of Initial Fixed $100 Investment Based On (3):		Net Income (in thousands) (4) (5)	FFO Per Share (5) (6)
					Cousins TSR	Peer Group TSR		
2025	$8,688,925	$7,291,479	$2,479,562	$2,192,333	$95.72	$81.12	$41,252	$2.84
2024	$7,989,586	$13,830,749	$2,275,683	$3,466,594	$108.94	$94.32	$46,851	$2.69
2023	$6,656,421	$7,106,946	$1,978,105	$2,123,193	$82.18	$77.63	$83,816	$2.62
2022	$5,572,678	$2,819,861	$1,703,776	$983,204	$80.55	$76.10	$167,445	$2.72
2021	$4,804,609	$6,911,912	$1,604,836	$2,155,707	$123.30	$122.00	$278,996	$2.75

(1) Amounts reflect total compensation reported in the SCT for our principal executive officer (the "PEO"), M. Colin Connolly, and an average of total compensation reported in the SCT for our four other non-PEO NEOs for each applicable year. The non-PEO NEOs in each of the 2025, 2024, 2023, 2022, and 2021 periods were Gregg D. Adzema, Kennedy Hicks, Richard G. Hickson IV, and John S. McColl.

(2) Amounts reflect CAP as computed in accordance with SEC rules. Stock compensation in the SCT is reflective of the grant date fair value of awards granted in the respective years. See tables below for the detail of the adjustments made to SCT in calculation of CAP. The Company does not maintain a defined benefit pension plan, so no pension adjustments were made. The CAP reflected below does not reflect the actual amount of compensation delivered to our NEOs during the applicable year as it includes changes in the value of stock compensation for awards which remained unvested at the end of the applicable year.

PEO Reconciliation of SCT to CAP:	2025	2024	2023	2022	2021
SCT Total for PEO	**$ 8,688,925**	**$ 7,989,586**	**$ 6,656,421**	**$ 5,572,678**	**$ 4,804,609**
PEO Adjustments: (A)					
Remove stock compensation included in SCT	(6,154,830)	(5,736,747)	(4,602,915)	(3,828,832)	(2,999,439)
Add fair value of awards granted in year and unvested as of year-end	5,672,254	8,210,623	4,478,060	2,713,764	4,002,325
Add (subtract) changes in fair value from prior year-end to current year-end of awards granted prior to year that were unvested as of year-end	(1,114,105)	3,412,574	131,326	(1,860,649)	904,595
Add (subtract) changes in fair value from prior year-end to current vesting date for awards that vested during the year (B)	21,487	(204,329)	329,666	(45,565)	(12,480)
Add dividends paid on unvested awards (C)	177,748	159,042	114,388	268,465	212,302
Total Adjustments	**(1,397,446)**	**5,841,163**	**450,525**	**(2,752,817)**	**2,107,303**
CAP to PEO	**$ 7,291,479**	**$ 13,830,749**	**$ 7,106,946**	**$ 2,819,861**	**$ 6,911,912**

Non-PEO Reconciliation of SCT to CAP:	2025	2024	2023	2022	2021
Average SCT Total for Non-PEO NEOs	**$ 2,479,562**	**$ 2,275,683**	**$ 1,978,105**	**$ 1,703,776**	**$ 1,604,836**
Non-PEO NEO Adjustments: (A)					
Remove stock compensation included in SCT	(1,306,371)	(1,158,022)	(940,229)	(809,396)	(695,328)
Add fair value of awards granted in year and unvested as of year-end	1,203,944	1,657,399	912,631	573,678	917,167
Add (subtract) changes in fair value from prior year-end to current year-end of awards granted prior to year that were unvested as of year-end	(226,000)	725,807	32,869	(533,304)	266,850
Add (subtract) changes in fair value from prior year-end to current vesting date for awards that vested during the year (B)	4,542	(66,810)	115,671	(11,274)	3,186
Add Dividends Paid on Unvested Awards (C)	36,656	32,537	24,146	59,724	58,996
Total Adjustments	**(287,229)**	**1,190,911**	**145,088**	**(720,572)**	**550,871**
Average CAP to Non-PEO NEOs	**$ 2,192,333**	**$ 3,466,594**	**$ 2,123,193**	**$ 983,204**	**$ 2,155,707**

(A) In calculating the necessary adjustments to the SCT, fair values of equity awards were determined as follows:

- The fair value of the Market RSUs settled in company shares reflects the fair market value per RSU determined using a Monte Carlo valuation as of December 31 for each respective year, with the exception of the value of RSUs vesting on December 31 of each year, which is based on the closing share price of Cousins Common Stock times the completed achievement of this award. The December 31, 2021 and December 31, 2024 vestings of the 2019 RSU award and 2022 RSU award, respectively, each reflected performance of 200%. The December 31, 2022 vesting of the 2020 RSU award reflected performance of 194%, the December 31, 2023 vesting of the 2021 RSU award reflected performance of 167%, and the December 31, 2025 vesting of the 2023 RSU award reflected performance of 189%.
- The fair value of the Performance RSUs settled in company shares reflects the closing price of Cousins Common Stock as of December 31, for each respective year multiplied by the shares to be awarded upon vesting (using the most probable outcome of the performance condition for performance based awards).
- The fair value of the Service, Performance, and Market Based RSUs settled in cash, reflects the average of the closing price of Cousins Common Stock of each trading day in the 30 day period ending on December 31 for each respective year or the vesting date (for awards that vested during the year at a date other than year end) times the shares awarded or to be awarded upon vesting (using the most probable outcome of the performance or market condition for performance and market based awards).
- The fair value of restricted stock reflects the closing price of Cousins Common Stock as of December 31, for each respective year multiplied by the number of shares outstanding or, for awards that vested during the year, the closing price of Cousins Stock as of the vesting date multiplied by the number of shares that vested.

(B) This is inclusive of RSUs with a three-year performance measurement period that ended on December 31 of the prior year, but were not settled until the subsequent January or February.

(C) Our restricted stock award recipients, including our NEOs, receive dividend payments on restricted stock prior to vesting. These amounts reflect the dividends actually paid with respect to unvested restricted stock in the applicable year.

(3) For each of the years in question, the TSR Peer Group was comprised of the companies included in the FTSE Nareit Equity Office Index for the full performance period (with exceptions discussed in detail in the Compensation Discussion and Analysis beginning on page 41. As shown in the chart below, the calculated CAP for both the PEO and the Non-PEO NEOs is correlated with the Company's TSR for each of the years set forth in the table above, which begins with an initial fixed $100 investment on December 31, 2020. This is due primarily to the Company's use of equity awards in the long-term incentive compensation plan, which results in the alignment of the value of our executives' outstanding and unvested awards with stockholders' interests. As described in detail in the Compensation Discussion and Analysis beginning on page 41, the value of the awards issued under our long-term incentive compensation program are directly linked to stock price and represent a substantial portion of our NEOs' compensation which serves to align our executives' interests with our stockholders' interests. The impact of equity incentive compensation is greater for the PEO's CAP calculation because the portion of his compensation that is delivered in the form of equity incentives is greater than that portion for the Non-PEO NEOs. During the covered years, the CAP to the PEO and the Non-PEO NEOs moved in the same direction as the Company's TSR.


CAP v. TSR
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$—
CAP in thousands
40%
20%
—%
(20)%
(40)%
TSR as a %
2021
2022
2023
2024
2025
PEO CAP
Non-PEO CAP
CUZ TSR
Peer TSR

(4) See the Company's Consolidated Statements of Operations as presented in its Annual Report on Form 10-K Filed on February 5, 2026.

(5) The chart below shows the relationship between CAP (for both our PEO and Non-PEO NEOs) and two financial performance measures, Net Income and FFO per share.


CAP v. Company Performance
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$—
CAP in thousands and Net Income in hundred thousands
$2.88
$2.84
$2.80
$2.76
$2.72
$2.68
$2.64
$2.60
FFO per share
2021
2022
2023
2024
2025
PEO CAP
Non-PEO CAP
Net Income
FFO per share

(6) The Company believes FFO per share represents its most important financial performance measure in setting pay-for-performance, other than TSR and Net Income, for the most recently completed fiscal year. FFO per share represents 40% of our 2025 cash bonus program goals. In addition, the cumulative three-year FFO per share is used to determine the shares to be awarded at the end of the three-year vesting period of our Performance-based RSUs. See Appendix A for reconciliation from Net Income Available to Common Stockholders per share to FFO per share and further discussion of these and other performance measures on page 109.

Tabular List of Performance Measures

The following table identifies the most important performance measures used by our Compensation Committee to link the CAP to our PEO and other NEOs to Company performances for the most recently completed fiscal year:

Performance Measures	Measurement Type
FFO per share	Non-GAAP financial measure
Leasing Activity Volume	Statistical / non-financial measure
Net Effective Rent	Statistical / non-financial measure

CEO PAY RATIO

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 401(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of our CEO. The pay ratio included in this information is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

To identify the median of the annual total compensation of all our employees, as well as to determine the total annual compensation of our median employee and our CEO, we took the following steps:

1. We determined that, as of December 31, 2025, our employee population consisted of 350 individuals with all of these individuals located in the United States. This population consisted of our full-time employees; we had no part-time or temporary employees nor any independent contractors on December 31, 2025.
2. To identify the "median employee" from our employee population, we compared the amount of base salary and wages of our employees as reflected in our payroll records as reported to the Internal Revenue Service on Form W-2 for 2025. In making this determination, we annualized the compensation of 69 full-time employees who were hired in 2025 but did not work for us for the entire fiscal year.
3. We identified our median employee using this compensation measure, which was consistently applied to all our employees included in the calculation. Since all our employees are located in the United States, as is our CEO, we did not make any cost-of-living adjustments in identifying the "median employee."
4. Once we identified our median employee, we combined all of the elements of our median employee's compensation for 2025 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in an annual total compensation of $108,989. The difference between such employee's base salary and wages and the employee's annual total compensation represents the value of such employee's health care and welfare benefits, the Company's automatic contribution to the employee's 401(k), and the value of annual incentive cash award (bonus) to such employee for the 2025 performance period.
5. With respect to the annual total compensation of our CEO, we used the amount reported in the "Total" column of the 2025 Summary Compensation Table included on page 71 of this proxy statement.



SAMMONS
CORIENT

5950 Sherry Lane | Dallas

For 2025, our last completed fiscal year, the annual total compensation of the median employee of our company (taking into account all employees other than our CEO, pursuant to the methodology described above), the annual total compensation of our CEO (as reported in the Summary Compensation Table), and the resulting ratio is as set forth below.

	CEO: Median Employee Pay Ratio
CEO Annual Total Compensation	$8,688,925
Median Employee Annual Total Compensation	$108,989
Pay Ratio	80:1

Given the different methodologies that various public companies will use to determine an estimate of their pay ratio, the estimated ratio reported above should not be used as a meaningful basis for comparison between companies.



Hayden Ferry | Phoenix

DIRECTOR COMPENSATION

Our non-employee Director compensation is intended to attract, retain, and appropriately compensate highly qualified individuals to serve on our Board of Directors. The compensation for our non-employee Directors is determined by our Board, after recommendation by the Compensation Committee, and it is reviewed periodically as appropriate. These reviews include the engagement of the Compensation Committee's compensation consultant, FPC, to evaluate and provide counsel regarding the following: (1) review of compensation objectives; (2) analysis of trends in compensation in the marketplace generally and among our peers specifically, utilizing the same peer group used for executive compensation decisions, as discussed beginning on page 47; (3) comparison of our Director pay practices to those of peers; and (4) recommendation of the components and amounts of compensation for our Directors.

For their service on the Board, our non-employee Directors receive cash compensation and an annual equity award. Our CEO, who is also a Director, receives no additional compensation for his service on the Board.

We typically do not adjust our Director compensation program more frequently than every other year, and during the eleven year period from 2014-2024, the compensation targets were only adjusted five times. In April 2024, the Compensation Committee engaged FPC to benchmark and review our compensation program and provide counsel as outlined above, based on then-current information and practices. This analysis also reviewed the composition of the Director retainer program and the stock ownership requirements. The Director compensation program has not changed subsequent to the updates made in 2024.

The following table shows the amounts paid to our non-employee Directors in 2025:

	2024 Director Retainer	2025 Director Retainer
Cash Retainer - Each Non-Employee Director	$80,000	$80,000
Equity Retainer - Each Non-Employee Director	$135,000	$135,000
Chair of Board Retainer	$70,000	$70,000
Chair of Audit Committee Retainer	$30,000	$30,000
Chair of Compensation & Human Capital Committee Retainer	$15,000	$15,000
Chair of Nominating & Governance Committee Retainer	$15,000	$15,000
Chair of Sustainability Committee Retainer	$15,000	$15,000

Consistent with our prior practice, the cash component of our Director retainers are paid on or about May 31st of each year, but following at least two trading days after release of any material non-public information. With respect to the equity component, each Director is granted a number of shares of common stock under the 2019 Omnibus Incentive Stock Plan, based on the average closing price of our common stock on May 31 or the next business day occurring thereafter. In addition, the approved program continues to provide the option to our Directors to elect to receive all or a portion of the cash retainers in stock, at a value equal to 95% of the market price on the issuance date.

For any Director joining the Board or assuming a chair role between annual meetings, the foregoing compensation is generally prorated. Susan L. Givens joined our Board in April 2025 and participated in all Board actions occurring up to the 2025 Annual Meeting. Accordingly, she was granted a prorated retainer, reflecting her service for approximately twenty-five percent of the regularly scheduled Board meetings for the 2024-2025 term of service. The retainers for all other Directors serving during the 2024-2025 term is reflected in the 2025 Proxy Statement.

We pay or reimburse Directors for reasonable expenses incurred in attending Board and committee meetings.

We do not pay Directors any meeting fees.

2025 COMPENSATION OF DIRECTORS

The following table shows the amounts paid to our non-employee Directors in 2025.

	Cash Retainer	Chair Retainer	Total Fees Earned Paid in Cash or Stock(1)	Equity Retainer (2)	Incremental Value of Cash Retainer paid in Stock (3)	Total
Charles T. Cannada	$80,000	—	$80,000	$134,984	—	$214,984
Robert M. Chapman	$80,000	$70,000	$150,000	$134,984	$7,899	$292,883
Scott W. Fordham	$80,000	$15,000	$95,000	$134,984	—	$229,984
Susan L. Givens (4)	$100,000	—	$100,000	$168,732	$5,307	$274,039
R. Kent Griffin, Jr.	$80,000	$15,000	$95,000	$134,984	$5,032	$235,016
Donna W. Hyland	$80,000	$30,000	$110,000	$134,984	$5,741	$250,725
Dionne Nelson	$80,000	—	$80,000	$134,984	—	$214,984
R. Dary Stone	$80,000	$15,000	$95,000	$134,984	$5,032	$235,016

(1) The 2019 Omnibus Incentive Stock Plan provides that an outside Director may elect to receive our common stock in lieu of cash fees otherwise payable for services as a Director. Under the the 2019 Omnibus Incentive Stock Plan, the price at which these shares are issued is equal to 95% of the market price on the issuance date. In 2025, Mmes. Givens and Hyland and Messrs. Chapman, Griffin, and Stone elected to participate in this program. In lieu of some or all of the cash fees shown in the table, the named Directors received shares of common stock as follows: Ms. Givens – 3,709; Mr. Chapman – 5,617; Mr. Griffin – 3,558; Ms. Hyland – 4,119; and Mr. Stone – 3,558. The value of the 5% discount is reflected in the stock awards column.

(2) On June 2, 2025, each of Mmes. Givens, Hyland, and Nelson and Messrs. Cannada, Chapman, Fordham, Griffin, and Stone was granted 4,802 shares of common stock which vested immediately on the grant date. The grant date fair value reflected above is based on the closing stock price on the grant date ($28.11).

(3) These amounts represent the incremental value of the 5% discount on stock received in lieu of cash fees.

(4) As noted above, Ms. Givens was elected to our Board on April 2, 2025, and consistent with our policy regarding election between annual meetings, Ms. Givens received a prorated retainer for the 2024-2025 term, comprised of $20,000 in cash, which Ms. Givens elected to receive in common stock (at the 5% discount noted above), in the amount of 713 shares, and 1,144 shares of common stock which vested immediately on the grant date of April 2, 2025. The grant date fair value is based on the closing stock price on the grant date ($29.50).

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Our Compensation Committee currently consists of Ms. Givens and Messrs. Cannada, Griffin and Stone. None of these Directors has any interlocking relationships that are required to be disclosed in this proxy statement.

EQUITY COMPENSATION PLAN INFORMATION

The Equity Plan governs our grants of restricted stock and RSUs to our NEOs and other employees, along with grants of common stock to o. The table below provides details of our Equity Plan as of March 2, 2026. There were no options outstanding under the plan as of March 2, 2026. In addition, pursuant to our 2021 Employee Stock Purchase Plan (the "ESPP"), eligible employees have the option of acquiring shares of the Company's common stock, at a 15% discount, subject to a maximum of 2,500 shares, during an offering period commencing December 1 and ending on November 30.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants, and Rights (Column A)	Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights (Column B)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column A) (Column C)
Equity compensation plans approved by the security holders	1,345,387(1)	$21.82(2)	3,046,619(3)
Equity compensation plans not yet approved by the security holders (see proposal 3)	—	—	5,000,000
Total	1,345,387	$21.82	8,046,619

(1) Includes 1,326,284 shares held for issuance under the 2019 Omnibus Incentive Stock Plan for RSUs granted but not yet issued and 19,103 held for purchase under our ESPP based on current offering period elections (with the shares allocated for such issuance reflecting current projected payout of the granted number of Market RSUs and Performance RSUs). Excludes 441,336 shares of unvested restricted stock, as those shares are reflected in the Company's total shares issued and outstanding.

(2) The purchase price of shares to be acquired under the current ESPP plan year will be equal to 85% of the lower of the market price at the beginning of the offering period at December 1, 2025 ($21.82) or at the end of the offering period at November 30, 2026.

(3) Includes 151,495 and 2,895,124 securities remaining available for future issuance under the Equity Plan and ESPP, respectively.

PROPOSAL 2 - ADVISORY APPROVAL OF EXECUTIVE COMPENSATION

Pay that reflects performance and alignment of pay with the long-term interests of our stockholders are key principles that underlie our compensation program. In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), and as required under Section 14A of the Exchange Act, stockholders have the opportunity to vote, on an advisory basis, on the compensation of our NEOs. This is often referred to as a say-on-pay vote, and provides you, as a stockholder, with the ability to cast a vote with respect to our 2025 executive compensation programs and policies and the compensation paid to the NEOs as disclosed in this proxy statement through the following resolution:

"RESOLVED, that the stockholders approve, on an advisory basis, the compensation of the NEOs, as described in the Compensation Discussion and Analysis section and in the compensation tables and accompanying narrative disclosure in this proxy statement."

As discussed in the Compensation Discussion and Analysis section, the compensation paid to our NEOs reflects the following goals of our compensation program:

- To provide overall compensation that is designed to attract and retain talented executives;
- To reward individual and corporate performance, while at the same time keeping in mind our accountability to our stockholders; and
- To provide a meaningful portion of total compensation via equity-based awards, including awards that are contingent upon future performance.

Although the vote is non-binding, the Compensation Committee will review the voting results. To the extent there is any significant negative vote, we will consult directly with stockholders to better understand the concerns that influenced the vote. The Compensation Committee will consider the constructive feedback obtained through this process in making decisions about future compensation arrangements for our NEOs.

As required by the Dodd-Frank Act, this vote does not overrule any decisions by the Board and will not create or imply any change to or any additional fiduciary duties of the Board.

Our Board of Directors recommends that you vote "FOR" the approval, on an advisory basis, of executive compensation.



Neuhoff | Nashville

PROPOSAL 3 -
APPROVAL OF THE AMENDED AND RESTATED 2019 OMNIBUS INCENTIVE STOCK PLAN

On March 9, 2026, our Board adopted, subject to stockholder approval, an amendment and restatement of the 2019 Omnibus Incentive Stock Plan (the "Amended Plan"), which makes the following changes to the prior 2019 Omnibus Incentive Stock Plan (the "Prior Plan," and, together with the Amended Plan, the "Plan"):

- Increases the aggregate share limit under the Amended Plan by 5,000,000 shares; and
- Extends the term of the Plan to be through April 28, 2036.

If the Amended Plan is approved, it will become effective on the date of this Annual Meeting. This discussion does not purport to be complete and is qualified in its entirety by reference to the Amended Plan, a copy of which is attached hereto as Appendix B.

Purpose

The primary purpose of the Amended Plan is to enable the Company to attract and retain qualified individuals for positions of significant responsibility and to provide additional incentives to participants by providing them with an opportunity for investment in the company.

Proposed Share Reserve Increase

We are asking our stockholders to approve the Amended Plan because we believe the availability of an adequate reserve of shares under an incentive compensation plan is important to our continued growth and success. The purpose of the Amended Plan is to assist us in attracting, motivating, and retaining key individuals who serve as our employees, directors, and consultants, whose judgment, interest and special effort is critical to the successful conduct of our operation. We believe that the awards to be issued under the Amended Plan will motivate recipients to offer their maximum effort to us and help focus them on the creation of long-term value consistent with the interests of our stockholders. We believe that grants of incentive awards are necessary to enable us to continue to attract and retain top talent; if the Amended Plan is not approved, we believe our recruitment and retention capabilities will be adversely affected.

Shares Available for Issuance Under the Amended Plan

The number of shares of Class A common stock available for issuance pursuant to awards under the Amended Plan is 5,000,000 shares (the"share pool"), subject to adjustment as described in the Amended Plan, all of which may be used to grant incentive stock options. As of March 2, 2026, there were 151,495 shares remaining available for future grants under the Prior Plan; when combined, the Amended Plan would provide a total of approximately 5.2 million shares available for future grants. In general, for the purposes of determining the number of shares available in the share pool, the share pool shall be reduced by one share for every one share granted with respect to an award.

As of March 2, 2026, there were 166,149,948 shares of common stock outstanding (including unvested restricted common stock), and 441,336 unvested RSUs granted under the Prior Plan (with RSUs calculated at current performance assumptions).

Burn Rate

The following table sets forth information regarding historical awards granted and earned for the period 2023 through 2025, and the corresponding burn rate, which is defined as the number of shares subject to stock awards granted (or, for awards subject to performance-based vesting, earned) in a fiscal year, divided by the weighted average common shares outstanding for that fiscal year, for each of the last three fiscal years.

	2025	2024	2023	Three-Year Average
Equity-classified awards:				
Restricted Stock	178,469	204,004	164,221	182,231
RSUs	256,131	293,887	234,902	261,640
Director Grants	60,121	67,624	81,909	69,885
Total Awards Granted[(1)]	494,721	565,515	481,032	513,756
Weighted Average Shares Outstanding [(2)]	168,919,000	153,413,000	151,714,000	158,015,333
Current Burn Rate [(3)]	0.29%	0.37%	0.32%	0.33%

(1) Total awards granted is the sum of Restricted Stock (which is time-based), Market-Based RSUs (which are time- and performance-based, reflecting relative total shareholder return), Performance-Based RSUs (which are time- and performance-based, reflecting aggregate FFO), and stock grants made to directors as part of their annual compensation (including shares issued in lieu of all or a portion of the cash retainer), which were made during the fiscal year reflected. As discussed in the Director Compensation section on page 86, grants made to directors vest immediately. See the "Grants of Plan-Based Awards" in this proxy, along with the proxies filed in 2025 and 2024, for information regarding estimated payouts of RSUs at threshold, target, and maximum.

(2) Weighted average shares outstanding reflects the weighted average common shares outstanding at the end of each fiscal year.

(3) The current burn rate is calculated as follows: (total awards granted) / (weighted average shares outstanding), and based on the aggregate amount of total awards granted in the applicable year.

Reasons for the Determination of Share Reserve Under the Amended Plan

In deciding to approve the Amended Plan, the Board was primarily motivated by a desire to ensure the Company has an available pool of shares from which to grant long-term equity incentive awards, which we believe is a primary incentive and retention mechanism for our employees and directors. In determining the number of shares by which to increase the reserve under the Amended Plan, the Board reviewed the Compensation Committee's recommendations, which were based on an analysis prepared by and the recommendations of Ferguson Partners Consulting, L.P. ("FPC"), the Compensation Committee's independent compensation consultant.

This review included a consideration of the following key metrics, factors, and philosophies:

Reasonable Plan Cost

- Permits continued alignment of interests through use of equity compensation;
- Plan dilution is consistent with our three-year historical average of awards granted and reserve practices; and
- Awards would not have a substantially dilutive effect (additional 5,000,000 shares requested is 3% of shares outstanding as of December 31, 2025).

Reasonable Grant Practices

- CEO's equity mix is 60% performance-based and 40% time-based;
- All equity awards vest over a period of at least three years;
- Equity awards for our executive officers are subject to mandatory post-vest holding periods (50% of the award must be retained for 24 months);
- Robust performance-based hurdles are used for our Market-based RSUs and Performance-based RSUs;

- Robust stock ownership guidelines (4x base salary for CEO and 3x base salary for other NEOs); and
- Cousins Properties Incorporated Clawback Policy applies to all executive officers and requires our recoupment of erroneously-paid compensation in the event of a financial restatement.

Stockholder-Friendly Plan Features

- One year minimum vesting period for all equity awards to employees, including executive officers;
- Equity-based awards to non-employee directors are limited to $750,000 per year;
- No single-trigger change in control vesting acceleration, except for earned performance awards;
- No accelerated vesting in connection with a change in control unless the change in control is consummated (*i.e.*, no liberal change in control definition);
- No repricing permitted without stockholder approval;
- Clear disclosure of vesting treatment for outstanding time- and performance-based awards upon a change in control;
- No excise tax gross-ups in the Plan;
- Awards cannot be transferred to third-party financial institutions without stockholder approval; and
- Stockholder approval required to increase the share reserve (*i.e.*, no "evergreen" feature)

Stockholder Approval

If stockholders do not approve this Proposal No. 3, then the proposed additional shares will not become available for issuance, and the original terms of the Prior Plan as currently in place will continue in full force and effect. The material terms of the Amended Plan are summarized below and qualified in their entirety by reference to the Amended Plan attached as Appendix B to this proxy statement.

MATERIAL TERMS OF THE AMENDED PLAN

Eligibility and Administration

Our employees, consultants, and non-employee directors are eligible to receive awards under the Amended Plan. Currently, approximately 44 employees, 8 non-employee directors, and 0 consultants are eligible to participate in the Amended Plan.

The Amended Plan is administered by our Board with respect to awards to non-employee directors and by the Compensation Committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the "plan administrator"), subject to certain limitations that may be imposed under Section 16 of the Securities and Exchange Act of 1934 and/or stock exchange rules, as applicable. The plan administrator has the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the Amended Plan, subject to its express terms and conditions. The plan administrator also sets the terms and conditions of all awards under the Amended Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available

The following shares covered by an award will be added back to the share pool and will be available again for grant under the Amended Plan:

- any shares related to awards which terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such shares;
- any shares that are settled in cash in lieu of shares; and
- any shares that are exchanged with the Committee's permission prior to the issuance of shares for awards not involving shares.

The following shares covered by an award will not be added back to the share pool and will not be available again for grant under the Amended Plan:

- any shares that are withheld by the Company or tendered by a participant to pay the exercise price of awards under the Plan;
- any shares used to satisfy tax withholding obligations associated with an award granted under the Plan;
- any shares purchased on the open market with the proceeds of a stock option exercise; and
- to the extent stock appreciation rights are to be settled by the issuance of shares, the full number of shares subject to such award regardless of the number of shares actually issued upon settlement of such stock appreciation rights.

Any award granted upon the assumption of, or in substitution or exchange for, outstanding awards granted by a company or other entity acquired by the Company (or its subsidiary) will not reduce the number of shares in the share pool, nor will such shares be counted for purposes of the maximum individual annual award limits discussed below.The maximum number of shares of our common stock that may be subject to one or more awards granted to any one participant pursuant to the Amended Plan during any calendar year is 1,500,000 shares. Additionally, the maximum aggregate cash compensation and grant-date value of equity based awards which may be granted to a non-employee director under the Amended Plan in any calendar year is $750,000 (excluding equity issued in lieu of cash payments under the terms of the director compensation program for the year in question).

Awards Under the Amended Plan

The following types of awards may be granted under the Amended Plan:

Nonqualified and Incentive Stock Options. A stock option provides the participant with the right to buy a specified number of our common shares at a specified price ("exercise price") after certain conditions have been met. The Committee may grant both nonqualified stock options ("NQSOs") and incentive stock options ("ISOs") under the Amended Plan, but ISOs may be granted only to employees of the Company or its subsidiaries. The tax treatment of NQSOs is different from the tax treatment of ISOs, as explained in the section below entitled "Federal Income Tax Consequences." The Committee will determine and specify in the award agreement whether the option is an NQSO or ISO, the number of shares subject to the option, the exercise price of the option and the period of time during which the option may be exercised (including the impact of a termination of employment). No option can be exercisable more than ten years after the date of grant; provided, however, if on the scheduled option expiration date, the participant's exercise of the option would violate applicable law or the participant is subject to a "blackout" period, then the option term will be automatically extended for a period not to extend later than thirty days after exercise of the option would no longer violate applicable law or be subject to such "blackout" period. The exercise price of a stock option must be at

least equal to the fair market value of a share of our common stock on the date of grant of the option. With respect to an ISO granted to an employee who holds more than 10% of the Company's total voting stock, the ISO cannot be exercisable more than five years after the date of grant and the exercise price must be at least equal to 110% of the fair market value of a share of our common stock on the date of grant. Moreover, no eligible employee may be granted ISOs that are first exercisable in any calendar year for stock having an aggregate fair market value (determined as of the date that the ISO was granted) that exceeds $100,000. At the time of exercise, payment in full of the exercise price can be paid in cash, by tendering or having the Company withhold shares of common stock valued at their fair market value on the date of exercise, by cashless broker-assisted exercise that complies with law, by a combination of the foregoing, or by such other method approved or accepted by the Committee.

Stock Appreciation Rights. A stock appreciation right ("SAR") entitles the participant to receive cash payment for the difference (spread) between the grant price of the SAR and the market value of a share of our common stock at the time of exercise. The Committee will determine and specify in the SAR award agreement the number of shares subject to the SAR, the SAR exercise price (which must be at least equal to the fair market value of a share of our common stock on the date of grant of the SAR), the conditions upon which the SAR becomes vested and exercisable, and the period of time during which the SAR may be exercised (including the impact of a termination of employment). No SAR can be exercisable more than ten years after the date of grant; provided, however, if on the scheduled SAR expiration date, the participant's exercise of the SAR would violate applicable law or the participant is subject to a "blackout" period, then the option term will be automatically extended for a period not to extend later than thirty days after exercise of the SAR would no longer violate applicable law or be subject to such "blackout" period. The Committee may authorize payment of the spread for a SAR in the form of cash, shares of our common stock, or a combination thereof, as provided in the award agreement.

Restricted Stock and Restricted Stock Units. The Committee will specify the terms of a restricted stock award or restricted stock unit award ("RSU") in the award agreement, including the number of shares of restricted stock or units, the purchase price, if any, to be paid for such restricted stock/unit, any restrictions applicable to the restricted stock/unit such as continued service or achievement of performance goals, the length of the restriction period, and whether the RSUs will be settled in the form of cash or in shares (or a combination thereof). Any restricted stock award agreement shall also set forth whether a participant has the right to received dividends on unvested shares (in which event they will be paid as of the applicable dividend payment dates or as otherwise determined by the Committee and set forth in the award agreement). With respect to any RSU award, the applicable award agreement shall set forth whether a participant has the right to receive dividend equivalent units ("DEUs"), but DEUs shall not be paid to a participant until, and shall be paid only to the extent that, the underlying award vests; forfeiture of any portion of an RSU award prior to vesting will result in forfeiture of any accumulated DEUs attributable to such forfeited portion. Subject to the other terms of the plan, a participant receiving restricted stock will generally have the rights and privileges of a stockholder during the restriction period, including the right to vote and the right to receive any dividends. Subject to the other terms of the Plan, a recipient of performance-based restricted stock units will have none of the rights of a stockholder unless and until shares are actually delivered to the recipient.

Performance Units or Performance Shares. A performance share will have an initial value equal to the fair market value of a share of our common stock on the date of grant. A performance unit will have an initial value that is established by the Committee at the time of grant. The Committee will set performance goals which, depending on the extent to which they are met during the performance period, and the satisfaction of applicable service-based vesting conditions, will determine the number or value of the performance shares or performance units that will vest (which number or value may be greater than the target number of performance shares or performance units granted to the participant) and be paid to the participant. At the close of the performance period, or as soon thereafter as practicable, any earned performance

shares will be paid in shares of our common stock unless otherwise specified in the award agreement, and any earned performance units will be paid in the form of cash, shares of our common stock, or a combination, as specified in the award agreement. The award agreement for any performance share or performance unit will set forth whether the same will receive dividends or DEUs, but any such dividends or DEUs will be subject to the same performance conditions and service conditions, as applicable, as the underlying award.

Cash-Based Awards and Other Stock-Based Awards. The Committee may grant cash-based awards to participants in such amounts and upon such terms as determined by the Committee. Each cash-based award will specify a payment amount or range, and may be subject to performance goals as determined by the Committee. The Committee may grant other types of equity-based or equity-related awards in such amounts and upon such terms as determined by the Committee. Other stock-based awards will be expressed in terms of shares or units based on shares and may be subject to performance goals as determined by the Committee. Payment of cash-based awards and other stock-based awards may be made in cash, shares of our common stock, other forms of awards under the Plan, or a combination thereof, as determined by the Committee, unless the Committee permits a participant to elect the form of payment in accordance with procedures adopted by the Committee.

Profits Interest Units. The Committee may grant awards of "profits interest units" in the form of "LTIP Units" in our operating partnership in such number, and upon such terms, including vesting and restrictions on transferability, as determined by the Committee. Such awards are intended to constitute a "profits interest" within the meaning of IRS Revenue Procedure 93-27, as clarified by IRS Revenue Procedure 2001-43, with respect to a Participant who is rendering services to or for the benefit of the Partnership, including any subsidiary of the Partnership. Each grant of profits interest units shall be evidenced by an Award Agreement and shall specify the conditions and dates upon which vested profits interest units may be exchanged or redeemed for shares of our common stock.

Dividends and Dividend Equivalents. With respect to an award of restricted stock, dividends shall be paid to the participant as of the applicable dividend payment dates; provided that if such restricted stock is subject to a performance vesting condition, dividends shall be accrued and paid when the underlying restricted stock award becomes vested. With respect to awards other than stock options, SARs, and restricted stock, the Committee may grant dividend equivalents with respect to the shares or units subject to such award. The terms of such dividend equivalents will be set forth in the award agreement, including the time and form of payment and whether such dividend equivalents will be credited with interest or deemed to be reinvested in additional shares or units. Dividend equivalents shall be subject to the same performance and service vesting conditions as are applicable to the underlying award and shall be paid only when the underlying performance conditions (if any) are satisfied.

Performance-Based Awards

In the Committee's discretion, awards subject to performance conditions may be designated as performance-based compensation. Such awards must be conditioned on the achievement of objectively determinable performance goals based on one or more of the performance measures listed below, determined in relation to the Company or its subsidiaries or any of their business units, divisions, services or products, or in comparison to a designated group of other companies or index:

> return over capital costs or increases in return over capital costs; total earnings or the growth in such earnings; consolidated earnings or the growth in such earnings; earnings per share or the growth in such earnings; net earnings or the growth in such earnings; earnings before interest expense, taxes, depreciation, amortization and other non-cash items or the growth in such earnings; earnings before interest and taxes or the growth in such earnings; consolidated net income or the growth in such income; the value of the Company's stock or the growth in such value; the Company's stock price or the growth in such price; return on assets or the growth on such

return; cash flow or the growth in such cash flow; total stockholder return or the growth in such return; expenses or the reduction of such expenses; sales growth; overhead ratios or changes in such ratios; expense-to-sales ratios or the changes in such ratios; economic value added or changes in such value added; FFO; level of investments, development starts, or leasing or disposition activity; or such other performance measures selected by the Committee, in its reasonable discretion.

Following the completion of the performance period, the Committee will determine whether the applicable performance measures have been met with respect to a particular award and, if they have, certify in writing and ascertain the amount payable under the award. The Committee will have the discretion to adjust downwards but not upwards amounts payable or benefits granted, issued, retained or vested under a performance based award described above. The Committee may not waive the achievement of performance goals applicable to these awards, except in the case of the participant's death, disability, or a change of control of the company. The Committee's evaluation of the achievement of performance goals may include or exclude any of the following events that occur during a performance period: (1) gains or losses on sales or dispositions, (2) asset write-downs, (3) litigation, claims, judgments, or settlements, (4) changes in tax laws, accounting principles, or other laws or provisions, (5) reorganization or restructuring programs, (6) acquisitions or divestitures, (7) foreign exchange gains and losses, (8) events that are treated as unusual in nature or infrequent in their occurrence and which are disclosed in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to stockholders, or (9) any other similar event or condition specified in the applicable award agreement.

Maximum Annual Award Limits

The maximum aggregate grant of shares subject to options, SARs, restricted stock, RSUs, performance shares, profits interest units, and other stock-based awards payable or denominated in shares and/or cash that may be granted to any participant during any fiscal year shall not exceed 1,500,000 shares. The maximum aggregate value of equity-based awards (determined as of the grant date) that may be granted to any non-employee director in any fiscal year shall not exceed $750,000. The Board may permit a non-employee director the opportunity to receive an award under the Plan in lieu of all or a portion of his or her future director fees (including but not limited to cash retainer fees and meeting fees), and the foregoing annual award limits do not apply to any shares or share equivalents granted to a non-employee director in lieu of cash-based director fees.

Adjustments in Connection with Certain Events

In the event of any equity restructuring (within the meaning of FASB ASC Topic 718 or any successor provision) that causes the per share value of a share of our common stock to change (such as a stock dividend, stock split, reverse stock split, split up, spin-off, rights offering, or recapitalization through an extraordinary dividend), or in the event of any other change in corporate capitalization (including a merger, consolidation, reorganization, or partial or complete liquidation) to the extent such event does not constitute an equity restructuring or business combination within the meaning of FASB ASC Topic 718 or any successor provision, the Committee, in order to prevent dilution or enlargement of a participant's rights under the Plan, shall substitute or adjust, as applicable, the number and kind of shares or other securities that may be issued under the Plan or under particular forms of awards, the number and kind of shares or other securities subject to outstanding awards, the option price or grant price applicable to outstanding awards, the annual award limits, and other value determinations applicable to outstanding awards. In addition, the Committee may, in its discretion, make other adjustments or modifications in the terms of any awards it deems appropriate to reflect any of the foregoing corporate events, including but not limited to the modification of performance goals, changing the length of the performance period and the substitution of property of equivalent value for the shares available under the Plan or the shares covered by awards, in each case only to the extent permitted by law, and in connection with the sale of a

subsidiary, arranging for the assumption, or replacement with new awards, of awards held by participants following the sale of such subsidiary.

Duration of the Amended Plan

The Amended Plan is effective, subject to approval by the Company's stockholders, as of March 9, 2026. The Amended Plan will terminate 10 years after the date the stockholders approve the Amended Plan. At any time, the Board may terminate the Amended Plan. The termination of the Amended Plan will not affect outstanding awards in any way.

Deferral of Awards

The Committee may, to the extent permitted by law, require or allow participants to defer receipt of all or part of any cash or shares subject to their award agreements on the terms of any deferred compensation plan of the company or other terms set by the Committee. Any such deferred compensation plan or other terms set by the Committee will be exempt from or comply with the rules under Section 409A of the Internal Revenue Code.

Transferability

Awards are not transferable other than by will or the laws of descent and distribution, or subject to the consent of the Committee, to an immediate family member, an inter vivos or testamentary trust (in which the award is to be passed to the participant's designated beneficiaries, or to a charitable trust. No awards shall be subject to attachment, execution, or levy, and any purported transfer shall be null and void. Each option or SAR may be exercisable only by the participant during his or her lifetime. The Committee may establish procedures for a participant to designate a beneficiary to receive payment of awards in the event of the participant's death. The Committee may, in its discretion, approve the transfer by gift of an award (other than an ISO), subject to such terms and conditions determined by the Committee and subject to securities and other applicable laws.

Forfeitures

The Amended Plan will authorize the Committee to provide for the forfeiture or recoupment of a participant's awards in certain situations, such as the termination of the participant's employment for cause, breach of non-competition, confidentiality or other restrictive covenants that may be applicable to a participant, or other activity detrimental to our business or reputation. Any award that is subject to recovery under any law, government regulation, or stock exchange listing requirement, or any policy adopted by the Company (including the Cousins Properties Incorporated Clawback Policy) will be subject to such deductions and clawback as may be required under such law, government regulation, listing requirement, or Company policy. In such event, the Committee, in its sole discretion, may require that any participant reimburse the Company all or part of the amount of any payment in settlement of any award granted under the Amended Plan.

Amendment of the Plan

The Board may at any time amend, suspend, or terminate the Plan, and the Board or the Committee may at any time amend, suspend, or terminate any outstanding award agreement; however, no amendment or termination shall adversely affect in any material way any rights or obligations with respect to an award previously granted without the affected participant's written consent, except that the Board may amend the Plan, and the Board or the Committee may amend an award agreement, for purposes of conforming the Plan or such award agreement to (i) applicable laws and the administrative regulations and rulings promulgated thereunder (including but not limited to Section 409A of the Code), (ii) applicable stock exchange requirements, and (iii) any compensation recoupment policy adopted by the Company. Without stockholder approval, no stock option or SAR may be amended to reduce the exercise price or grant price, or cancelled in exchange for the grant of any new stock option or SAR with a lower exercise price or grant price, or

cancelled in exchange for cash, other property or any new award at a time when the exercise price of the stock option or the grant price of the SAR is greater than the market value of a share of our common stock. Subject to restrictions in the Amended Plan, the Committee may make adjustments in the terms and conditions of awards in recognition of unusual or nonrecurring events affecting the Company or its financial statements, or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent unintended dilution or enlargement of the benefits or potential benefits intended to be provided under the Plan.

Change in Control

Upon a change in control, unless otherwise provided in the award agreement, with respect to an award which is not assumed and/or replaced by the surviving entity, (i) any outstanding stock option and SAR will become fully vested (and to the extent applicable, all performance conditions deemed satisfied at the greater of target performance or the actual performance level) and will be exercisable as set forth in the award agreement, (ii) any outstanding award (other than options and SARs) which is subject solely to time-based vesting conditions shall become fully vested and settled in cash, shares or a combination thereof, generally within thirty days following the change in control, and (iii) any outstanding award (other than options and SARs) which is subject to performance-based vesting conditions shall be deemed to have satisfied all performance conditions at the greater of the target performance level or the actual performance level (as of the date of the change in control) and settled pro rata, based on the proportion of the applicable performance period that lapsed through the date of the change in control, in cash, shares or a combination thereof, generally within thirty days following the change in control. Upon a change in control, unless otherwise provided in the award agreement, with respect to an award which is assumed and/or replaced by the surviving entity with a "replacement award" (as defined below), to the extent the participant's employment is involuntarily terminated by the Company without cause or by the participant for good reason (as defined in the participant's award agreement, the Executive Severance Plan or any other employment agreement, as applicable), in either case occurring within two years following the change in control, then any such replacement award which is (i) a stock option or SAR will become fully vested and exercisable, (ii) a service-based award (other than a stock option or SAR) shall become fully vested and paid generally upon or within sixty days of the participant's termination, and (iii) a performance-based award will become fully vested and shall be deemed satisfied at the target performance level and paid pro rata (based on the proportion of the applicable performance period that lapsed through the date of the participant's termination), generally upon or within sixty days of the participant's termination. "Replacement award" means an award (i) of the same type (e.g., option, RSU, etc.) as the replaced award (or a different type than the replaced award if the Committee finds such type acceptable), (ii) that has a value at least equal to the value of the replaced award, (iii) that relates to publicly traded equity securities of the Company or its successor following the change in control (or another entity that is affiliated with the Company or its successor following the change in control), and (iv) that has other terms and conditions of which are not less favorable to the participant than the terms and conditions of the replaced award.

Unless otherwise provided in the award agreement, in the event of a change in control, with respect to any stock option or SAR, the Committee may provide a cash payment in lieu of the right to exercise such stock option or SAR, and with respect to any award (other than a stock option or SAR) that would otherwise be payable in shares, the Committee may cause the payment of such award to be made in cash instead of shares.

Federal Income Tax Consequences

The following discussion of the federal income tax consequences of awards granted under the Amended Plan is intended only as a summary of the present federal income tax treatment of awards. These laws are highly technical and are subject to change at any time. This summary does not discuss the tax consequences of a participant's death, or the provisions of the income tax laws of any municipality, state or foreign country in which a participant may reside.

Nonqualified Stock Options. Nonqualified stock options granted under the Amended Plan, if any, will not be taxable to a participant at grant but generally will result in taxation at exercise, at which time the participant will recognize ordinary income in an amount equal to the difference between the option's exercise price and the fair market value of a share of our common stock on the exercise date. The Company will be entitled to deduct a corresponding amount as a business expense in the year the participant recognizes this income.

Incentive Stock Options. A participant will generally not recognize ordinary income on receipt or exercise of an ISO so long as he or she has been an employee of the Company or its subsidiaries from the date the ISO was granted until three months before the date of exercise; however, the amount by which the fair market value of the shares of our common stock on the exercise date exceeds the exercise price is an adjustment in computing the participant's alternative minimum tax in the year of exercise. If the participant holds the shares of our common stock received on exercise of the ISO until at least one year after the date of exercise (and for at least two years from the date of grant of the ISO), any difference between the amount realized upon the disposition of the shares and the amount paid for the shares will be treated as long-term capital gain (or loss, if applicable) to the participant. If the participant exercises an ISO and satisfies these holding period requirements, the Company may not deduct any amount in connection with the ISO. If the participant exercises an ISO but engages in a "disqualifying disposition" by selling the shares acquired on exercise before the expiration of the one and two-year holding periods described above, the participant generally will recognize ordinary income (for regular income tax purposes only) in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the shares on the date of exercise over the exercise price; and any excess of the amount realized on the disposition over the fair market value on the date of exercise will be taxed as long- or short-term capital gain (as applicable). If, however, the fair market value of the shares on the date of the disqualifying disposition is less than on the date of exercise, the participant will recognize ordinary income equal only to the difference between the amount realized on the disqualifying disposition and the exercise price. In either event, the Company will be entitled to deduct an amount equal to the amount constituting ordinary income to the participant in the year of the disqualifying disposition.

Stock Appreciation Rights. There are no immediate tax consequences to a participant when a SAR is granted. When a participant exercises a SAR, the participant will recognize ordinary income equal to the amount of cash and the fair market value of any shares received. The Company will be entitled to deduct the same amount as a business expense in the same year.

Restricted Stock. The recognition of income from an award of restricted stock for federal income tax purposes depends on the restrictions imposed on the shares. Generally, taxation will be deferred until the first taxable year the shares are no longer subject to substantial risk of forfeiture. At the time the restrictions lapse, the participant will recognize ordinary income equal to the then fair market value of the stock. The participant may, however, make an election to include the value of the shares in gross income in the year of award despite such restrictions; in such case, any subsequent appreciation of the shares will be treated as a capital gain. Generally, the Company will be entitled to deduct the fair market value of the shares transferred to the participant as a business expense in the year, and in the same amount, that the participant includes the compensation in income.

Restricted Stock Units. Generally, a participant will not recognize ordinary income until common stock, cash, or other property becomes payable under the RSU, even if the award vests in an earlier year. The Company will generally be entitled to deduct the amount the participant includes in income as a business expense in the year of payment.

Performance Unit/Performance Shares. Generally, a participant will not incur any income tax liability upon the initial grant of performance units or performance shares. At the end of the performance or measurement period, however, the

participant will realize ordinary income on any amounts received in cash or shares of our common stock, and any subsequent appreciation will be treated as a capital gain.

Cash-Based Awards/Other Stock-Based Awards. Any cash payments or the fair market value of any shares of our common stock or other property a participant receives in connection with cash-based awards or other stock-based awards are includable in ordinary income in the year received or made available to the participant without substantial limitations or restrictions. Generally, the Company will be entitled to deduct the amount the participant includes in income as a business expense in the year of payment.

Section 409A. Section 409A of the Code imposes restrictions on nonqualified deferred compensation. Failure to satisfy these rules results in accelerated taxation, an additional tax to the holder of the amount equal to 20% of the deferred amount, and a possible interest charge. Awards granted under the 2019 Plan are intended to comply with the requirements of Section 409A of the Code, where applicable. No award is intended to be deferred compensation subject to Section 409A unless and to the extent the Committee specifically determines otherwise.

Amended Plan Benefits

No awards have been granted under the Amended Plan. All awards granted under the Amended Plan will be made in the discretion of the Committee and, accordingly, are not yet determinable. In addition, benefits under the Amended Plan will depend on a number of factors, including the fair market value of our shares on future dates and the exercise decisions made by the participants. Consequently, it is not possible to determine the benefits that might be received by participants under the Amended Plan.

Our Board of Directors recommends that you vote “FOR” the approval of the adoption of the Amended and Restated 2019 Omnibus Incentive Stock Plan.



Buckhead Plaza | Atlanta

PROPOSAL 4 - **RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Our Audit Committee has appointed Deloitte & Touche, LLP ("Deloitte"), our independent registered public accounting firm, to audit our consolidated financial statements for the year ending December 31, 2026, and to prepare a report on this audit, subject to approval by the Audit Committee of the fee estimate and the audit plan for the period. A representative of Deloitte will be present at the Annual Meeting, will be given the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions by our stockholders.

We are asking our stockholders to ratify the selection of Deloitte as our independent registered public accounting firm. Although ratification is not required by our bylaws, the Board is submitting the selection of Deloitte to our stockholders for ratification because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate practice. In the event that our stockholders do not ratify the selection, it will be considered as a direction to the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that the change would be in the best interests of the Company and our stockholders.

Our Board of Directors recommends that you vote "FOR" the ratification of the appointment of the independent registered public accounting firm.

SUMMARY OF FEES TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We retained Deloitte as our independent registered public accounting firm for the years ended December 31, 2025, and 2024. Aggregate fees for services provided to us related to the fiscal years ended December 31, 2025, and 2024 by Deloitte were as follows:

		2025		2024
Audit and Audit-related Fees	Audit fees - recurring	$	910,600	$	892,700
	Audit-related fees[(a)]	$	21,000	$	64,000
	Audit-related fees - non-recurring[(b)]	$	242,895	$	334,895
	Total Audit and Audit-related Fees	**$**	**1,174,495**	**$**	**1,291,595**
Tax Compliance and Preparation Fees	**Tax Compliance and Preparation Fees[(c)]**	**$**	**514,537**	**$**	**452,985**
All Other Fees	Tax consulting[(d)]	$	143,269	$	171,843
	Tax fees - non-recurring[(e)]	$	110,817	$	336,814
	Total Other Non-Audit Fees	**$**	**254,086**	**$**	**508,657**

(a) Includes fees paid for audits of benefit plan, joint ventures, and reviews required by lenders.

(b) Includes fees related to registration statements, equity offerings, and debt offerings.

(c) Includes fees for tax compliance filings and additional compliance support work for tax returns and estimated tax payment planning.

(d) Includes fees for tax consultations related to routine transactions.

(e) Includes fees for non-routine transactions, such as services provided in connection with registration statements and certain acquisitions and dispositions.

Audit Fees – These are fees for professional services performed for the audit of our annual financial statements and the required review of quarterly financial statements and other procedures (including reviews of the purchase price allocation of acquisitions and reviews of dispositions) to be performed by the independent registered public accounting firm to be able to form an opinion on our consolidated financial statements.

Audit-Related Fees – These are fees for assurance and related services that customarily are performed by independent registered public accounting firms, such as due diligence related to acquisitions and dispositions, attestation services

that are not required by statute or regulation, internal control reviews, non-recurring agreed-upon procedures, and other professional fees associated with transactional activity. These fees also cover services that are customarily provided by independent registered public accounting firms in connection with statutory and regulatory filings or engagements and services that generally only the independent registered public accounting firm reasonably can provide, such as services associated with filing registration statements, periodic reports, professional services performed for the audit of our benefit plan and for the audit of certain subsidiaries and joint ventures, along with fees for certain technology that supports audit activity.

Tax Compliance and Preparation Fees – These are fees for all professional services performed by professional staff in our independent registered public accounting firm's tax division, except those services related to the audit of our financial statements. These include fees for tax compliance filings, tax planning, and tax advice, including federal, state, and local issues. Services may also include due diligence activities related to acquisitions and dispositions, attestation services that are not required by statute or regulation, non-recurring agreed-upon procedures, and other professional fees associated with transactional activity.

All Other Fees – These are fees for other permissible work performed that do not meet the above-described categories.



Recurring Audit Fees, Tax Fees, and Other Non-Audit Fees*
($ in thousands)
1,250
1,000
750
500
250
0
2021
2022
2023
2024
2025
Audit and Audit Related Fees
Tax Compliance and Preparation Fees
Other Non-Audit Fees

**Excludes all fees denoted as non-recurring services in the summary table.*

As stated in its charter, the Audit Committee is responsible for pre-approving all audit and permissible non-audit services provided by our independent registered public accounting firm. Pre-approvals are generally provided for no more than one year at a time and typically identify the particular services or category of services to be provided. The Audit Committee charter also provides that the Audit Committee may delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by the independent registered public accounting firm, provided that the approvals are presented to the Audit Committee at its next scheduled meeting. Other than tax consulting, there were no other non-audit services provided by Deloitte to the Company in 2025 or 2024. No services were approved by the Audit Committee pursuant to the waiver of pre-approved provisions as set forth in applicable rules of the SEC.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee oversees the Company's financial reporting process and internal controls on behalf of the Board of Directors. The Audit Committee operates under a written charter, the full text of which is available on the Investor Relations page of the Company's website at www.cousins.com.

Management has primary responsibility for financial statements and the reporting process, including the systems of internal controls, and has represented to the Audit Committee that the Company's 2025 consolidated financial statements are in accordance with accounting principles generally accepted in the United States. In fulfilling its oversight responsibilities, the Audit Committee reviewed the financial statements contained in the Company's Quarterly Reports on Form 10-Q, as well as the audited financial statements contained in the Company's Annual Report on Form 10-K, and discussed these financial statements with management and Deloitte, the Company's independent registered public accounting firm.

The Audit Committee reviewed with Deloitte the matters required to be discussed under Statement of Auditing Standards No. 61, as amended (Codification of Statements on Auditing Standards, AU 380), as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T, and other PCAOB standards, rules of the SEC, and other applicable regulations related to the 2025 audit. The Audit Committee also received written disclosures and the letter from Deloitte required by the PCAOB regarding Deloitte's communications with the Audit Committee concerning independence, and discussed with Deloitte its independence.

The Audit Committee met with Deloitte, with and without management present, to discuss the results of their examinations, their evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting for 2025.

The Audit Committee also met with the Company's internal audit department, with and without management present, to discuss the results of their reviews and evaluations of the Company's internal controls for 2025.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2025, for filing with the SEC.

AUDIT COMMITTEE

Donna W. Hyland, Chair

Charles T. Cannada

Scott W. Fordham

Dionne Nelson



300 South Tryon | Charlotte

The foregoing report should not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Acts, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed filed under the Acts.

CERTAIN TRANSACTIONS

In accordance with our Audit Committee Charter, our Audit Committee is responsible for reviewing and approving or ratifying the terms and conditions of transactions between the Company and any Director or executive officer, or their affiliates or family members. Our Ethics Code requires that all of our employees and Directors avoid conflicts of interest, defined as situations where the person's private interests conflict, or even appear to conflict, with the interests of the Company as a whole. If an "Ethics Contact" (defined in our Ethics Code to be the Chair of the Nominating & Governance Committee (for purposes of this section, the "Governance Committee") or our General Counsel) believes that a transaction or relationship would require approval or ratification by the Audit Committee, the Ethics Contact will bring the transaction or relationship to the attention of the Audit Committee.

At least annually, each Director and executive officer completes a detailed questionnaire that asks questions about any business relationship that may give rise to a conflict of interest and all transactions in which the Company is involved and in which an executive officer, a Director, or a related person has a direct or indirect material interest. In addition, we conduct a quarterly review to determine whether an executive officer, a Director, or a company employing a Director engaged in transactions with us during the quarter.

The Governance Committee, as the successor to the Compensation, Succession, Nominating and Governance Committee, which is composed of independent Directors, conducts an annual review of the information from the questionnaire, evaluates related-party transactions (if any) involving the Directors and their related persons, including any transaction that would require disclosure under Item 404(a) of Regulation S-K, and makes recommendations to the Board regarding the independence of each Board member.

If a transaction arises during the year that may require disclosure as a related party transaction, information about the transaction would be provided to the Audit Committee and the Governance Committee, as applicable, for review, approval, or ratification of the transaction. No transaction has been entered into with any Director or executive officer that does not comply with those policies and procedures. There were no related-party transactions since January 1, 2025, that would require disclosure under Item 404(a) of Regulation S-K.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers, Directors, and persons who own more than 10% of our common stock to file certain reports with respect to their beneficial ownership of our stock. In addition, Item 405 of Regulation S-K requires us to identify each reporting person who did not file a report on a timely basis as required by Section 16(a) during the most recent fiscal year. Based solely on a review of these reports and written representations from the Directors and executive officers, we believe that all Directors and executive officers complied with all Section 16(a) filing requirements for fiscal year 2025.

FINANCIAL STATEMENTS

Our Annual Report on Form 10-K for the year ended December 31, 2025, including audited financial statements, are available on our website, www.cousins.com, or through the website www.proxyvote.com.

STOCKHOLDER PROPOSALS FOR 2027 ANNUAL MEETING OF STOCKHOLDERS

Pursuant to Rule 14a-8(e)(2) under the Exchange Act, a stockholder proposal submitted for inclusion in our proxy statement for the 2027 annual meeting must be received by us by November 18, 2026, which is 120 days before the anniversary of the date this proxy statement is released to stockholders in connection with the annual meeting. However, pursuant to such Rule, if the 2027 annual meeting is held on a date that is earlier than March 30, 2027, or later than May 29, 2027, then a stockholder proposal submitted for inclusion in our proxy statement for the 2027 annual meeting must be received by us a reasonable time before we begin to print and mail our proxy statement for the 2027 annual meeting.

Under our bylaws, a stockholder is eligible to submit director nominations and stockholder proposals outside the processes of Rule 14a-8 if the stockholder is (1) of record at the time of such proposal and at the time of the annual meeting and (2) entitled to vote at the annual meeting. The stockholder also must provide timely notice in proper written form of the nomination or proposal to our Corporate Secretary. To be timely under our bylaws, we must receive advance notice of the nomination or proposal no earlier than December 30, 2026, and no later than January 29, 2027; provided, however, that if and only if the annual meeting is not scheduled to be held within a period that commences March 30, 2027, and ends May 29, 2027, such stockholder's notice must be delivered by the later of (A) the tenth day following the day of the public announcement of the date of the annual meeting or (B) the date which is ninety (90) days prior to the date of the annual meeting. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of a stockholder's notice as described above. Stockholder nomination and proposals should be submitted to Corporate Secretary, Cousins Properties Incorporated, 3344 Peachtree Road NE, Suite 1800, Atlanta, Georgia 30326-4802. Stockholders who intend to solicit proxies in reliance on the SEC's universal proxy rule for nominations for election to the Board submitted under the advance notice provisions of our bylaws must comply with the additional requirements of Rule 14a-19(b).

EXPENSES OF SOLICITATION

We will bear the cost of proxy solicitation. We have retained Okapi Partners LLC to assist in the solicitation of proxies for the 2026 Annual Meeting at a fee of approximately $11,000, plus associated costs and expenses. In an effort to have as large a representation at the meeting as possible, special solicitation of proxies may, in certain instances, be made personally or by telephone, electronic mail, facsimile, or mail by one or more of our employees or by our proxy solicitor. Upon request, we also will reimburse brokers, banks, nominees, and other fiduciaries for postage and reasonable clerical expenses of forwarding the proxy materials to the beneficial owners of our stock.

INFORMATION ABOUT VOTING AND THE MEETING

SHARES OUTSTANDING

Stockholders owning Cousins Properties common stock at the close of business on March 2, 2026 (the "Record Date") may vote at the 2026 Annual Meeting and any postponements or adjournments of the meeting. As of the Record Date 166,149,948 shares of Cousins Properties common stock were outstanding and is entitled to one vote on each matter considered at the meeting.

ATTENDANCE AT THE MEETING

This year's Annual Meeting will occur in person, and we are pleased to welcome stockholders to this traditional meeting format. The meeting will be followed by management remarks and a question and answer session. All stockholders of record on March 2, 2026, are invited to participate in the meeting, including the ability to vote shares during the meeting and ask questions in accordance with the rules of conduct for the meeting. These rules will be available for review by all stockholders who attend in person and register their attendance. If there are any unavoidable issues in

convening or hosting the meeting, we will promptly post information to our Investor Relations website, www.cousins.com/investors, including information on when the meeting will be reconvened.

Please note that participation in the meeting may be limited due to the capacity of our meeting room, in which case access to the meeting will be accepted on a first-come, first-served basis. Entry to the meeting will begin at 11:30 a.m. and the meeting will begin promptly at 12:00 p.m. local time.

VOTING

How to Vote. Stockholders have a choice of voting over the internet, by telephone, or by using a traditional proxy card.

- To vote via the Proxy Vote Mobile App, first download it through the Apple App Store or Google Play Store. You will need the 16 digit number included on your proxy card, voter instruction form, or notice.
- To vote over the internet, go to www.proxyvote.com, and follow the instructions there. You will need the 16 digit number included on your proxy card, voter instruction form, or notice.
- To vote by telephone, registered stockholders should dial 1-800-690-6903 and follow the instructions. Beneficial owners should dial the phone number listed on their voter instruction form. They will need the 16 digit number included on their proxy card, voter instruction form, or notice.
- By Mail: sign and date your proxy card and mail it in the postage-paid and addressed envelope enclosed therewith to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.
- In Person: you may attend the Annual Meeting and vote in person.

If you are the beneficial owner of shares held in street name, you should refer to the voting instructions provided by your brokerage firm, bank, or other holder of record. Beneficial owners may also attend and vote online during the annual meeting. We encourage you to vote your proxy by internet, telephone, or mail prior to the meeting, even if you plan to attend the annual meeting.

If you would like to receive a printed copy of our proxy materials, you may receive a full set of materials at no charge through one of the following methods:

- By Internet: www.proxyvote.com or via the Proxy Vote Mobile App
- By Telephone: 1-800-579-1639, or
- By Email: send an email to sendmaterial@proxyvote.com. If requesting by email, please note that you need to enter the 16 digit control number (included in your proxy card or notice) in the subject line. To facilitate timely delivery, request the materials on or before April 14, 2026.

Deadline for Voting. If voting by mobile app, internet, telephone, or mail, your vote must be received not later than 11:59 p.m. Eastern Time, on April 27, 2026.

Proxies Submitted but not Voted. If you properly sign and return your proxy card or complete your proxy via the telephone or internet, your shares will be voted as you direct. If you sign and return your proxy but do not specify how you want your shares voted, they will be voted FOR the election of all nominees for Director as set forth under "Election of Directors," FOR the advisory vote on executive compensation, FOR the approval of the Amended Plan, and FOR the ratification of the appointment of the independent registered public accountants.

Revocation of Proxies. You may revoke your proxy and change your vote at any time before the deadline for voting noted above, by submitting a written notice to the Corporate Secretary, by submitting a later dated and properly

executed proxy (including by means of a telephone, mobile app, or internet vote), or by voting in person at the annual meeting prior to the close of balloting during the meeting.

Confirmation of Voting. From March 19, 2026, through April 28, 2026, you may confirm your vote beginning twenty-four hours after your vote is received, whether it was cast by proxy card, electronically, or telephonically. To obtain vote confirmation, log onto www.proxyvote.com using the 16 digit number (located on your notice or proxy card). If you hold your shares through a bank or brokerage account, the ability to confirm your vote may be affected by the rules of your bank or broker and the confirmation will not confirm whether your bank or broker allocated the correct number of shares to you.

Broker Voting. Under NYSE Rules, the proposal to approve the appointment of independent auditors is considered a "discretionary" item. This means that brokerage firms may vote in their discretion on this matter on behalf of clients who have not furnished voting instructions at least 10 days before the date of the meeting. In contrast, the election of Directors, the advisory vote on executive compensation, and the approval of the Amended Plan are "non-discretionary" items. This means brokerage firms that have not received voting instructions from their clients on these proposals may not vote on them. These so-called "broker non-votes" will be included in the calculation of the number of votes considered to be present at the meeting for purposes of determining a quorum, but will not be considered in determining the number of votes necessary for approval and will have no effect on the outcome of the vote for Directors, the advisory vote on executive compensation, or the approval of the Amended Plan.

Results of Voting. We will file results with the SEC as required by applicable rules.

STOCK OWNERSHIP

Based on a review of filings with the SEC, the Company has determined that the following persons hold more than 5% of the outstanding shares of Cousins Properties common stock.

Name and Address of Beneficial Owner	Shares	Percent of Class(1)
The Vanguard Group(2) PO Box 2600 V26 Valley Forge, PA 19482	22,896,977	13.78%
BlackRock, Inc.(3) 50 Hudson Yards New York, NY 10001	19,734,665	11.88%
Principal Real Estate Investors LLC and Principal Global Investors(4) 711 High Street Des Moines, IA 50392	12,312,955	7.41%
State Street Corporation(5) One Congress Street, Suite 1 Boston, MA 02114	8,332,753	5.02%

(1) The percent of class for each listed beneficial owner is based on the shares owned by such beneficial owner as of the dates noted below, as set forth in the respective beneficial owners' filings with the SEC, and our shares outstanding as of March 2, 2026.

(2) According to the 13G filing with the SEC filed on February 13, 2024, as of December 29, 2023, The Vanguard Group had beneficial ownership of 22,896,977 shares,sole voting power with respect to no shares, shared voting power with respect to 173,688 shares, sole dispositive power with respect to 22,561,798 shares, and shared dispositive power with respect to 335,179 shares.

(3) According to the 13G/A filing with the SEC filed on April 28, 2025, as of March 31, 2025, BlackRock, Inc. had beneficial ownership of 19,734,55 shares, sole voting power with respect to 19,073,814 shares, shared voting power with respect to no shares, sole dispositive power with respect to 19,734,665 shares, and shared dispositive power with respect to no shares.

(4) According to a joint 13G filing with the SEC filed on August 8, 2025, as of June 30, 2025, (i) Principal Real Estate Investors LLC and Principal Global Advisors collectively had 12,312, 955 shares; (ii) Principal Real Estate Investors LLC had sole voting power with respect to no shares,

shared voting power with respect to 9,302,002 shares, sole dispositive power with respect to no shares, and shared dispositive power with respect to 9,302,002 shares; and (iii) Principal Global Advisors had sole voting power with respect to no shares, shared voting power with respect to 3,010,953 shares, sole dispositive power with respect to no shares, and shared dispositive power with respect to 3,010,953 shares.

(5) According to a 13G filing with the SEC filed on February 9, 2026, as of December 31, 2025, State Street Corporation had beneficial ownership of 8,332,783 shares, sole voting power with respect to no shares, shared voting power with respect to 6,896,932 shares, sole dispositive power with respect to no shares, and shared dispositive power with respect to 8,332,353 shares.

To our knowledge, except as noted above, no person or entity is the beneficial owner of more than 5% of the voting power of the Company's stock.

The following table shows the amount of our common stock beneficially owned (unless otherwise indicated) by current Directors, nominees, and NEOs and by Directors, nominees, and executive officers as a group. All information is as of March 2, 2026.

Directors, Nominees for Director and Named Executive Officers	Shares[1]	Restricted Stock[2]	Percent of Class[3]
Gregg D. Adzema	121,736	53,825	*
Charles T. Cannada	70,962[4]		*
Robert M. Chapman	76,523		*
M. Colin Connolly	374,559	173,466	*
Scott W. Fordham	136,502[5]		*
Susan L. Givens	9,655		*
R. Kent Griffin, Jr.	77,462		*
Kennedy Hicks	71,583	35,989	*
Richard G. Hickson IV	73,522[6]	25,458	*
Donna W. Hyland	66,627		*
John S. McColl	67,011[7]	26,505	*
Dionne Nelson	23,262		*
R. Dary Stone	88,656		*
Total for all Directors, nominees and executive officers as a group (15 persons)	1,330,992[8]	347,313	1.81%

(*) Less than 1% individually.

(1) Based on information furnished by the individuals named in the table. Includes shares for which the named person has sole voting or investment power or shared voting or investment power with his or her spouse. Under SEC rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she has no beneficial economic interest. Except as stated in the notes below, the persons indicated possessed sole voting and investment power with respect to all shares set forth opposite their names. As of March 2, 2026, no options are outstanding and exercisable by Directors or executive officers. No executive officer owns shares through the Company's Retirement Savings Plan. Note that the Company has executive officers who are not NEOs; those individuals are omitted from the individual rows in this table, but their holdings are included in the totals in the last row.

(2) Represents shares of restricted stock awarded to executive officers. The executive officers have the right to direct the voting of the shares of restricted stock reflected in the table.

(3) Based on 166,149,948 shares of common stock issued and outstanding as of March 2, 2026.

(4) Excludes 203 shares owned by Mr. Cannada's spouse, as to which Mrs. Cannada has sole voting power, and for which Mr. Cannada disclaims beneficial ownership.

(5) Includes 1,937 shares owned by Mr. Fordham and his spouse, as to which Mr. Fordham shares voting and investment power.

(6) Includes 68,022 shares owned jointly by Mr. Hickson and his spouse, as to which Mr. Hickson shares voting and investment power.

(7) Includes 2,340 shares owned jointly by Mr. McColl and his spouse, as to which Mr. McColl shares voting and investment power.

(8) Includes 125,508 shares as to which Directors and executive officers share voting and investment power with others. Does not include 203 shares owned by spouses and other affiliates of Directors and executive officers, as to which they disclaim beneficial ownership.

APPENDIX A

RECONCILIATION OF NET INCOME AVAILABLE TO COMMON STOCKHOLDERS TO FUNDS FROM OPERATIONS

(in thousands, except per share amounts)

	Year Ended December 31, 2025			Year Ended December 31, 2024		
	Dollars	Weighted Average Common Shares	Per Share Amount	Dollars	Weighted Average Common Shares	Per Share Amount
Net Income Available to Common Stockholders	$ 40,503	167,919	$ 0.24	$ 45,962	153,413	$ 0.30
Noncontrolling interest related to unit holders	7	25	—	8	25	—
Potentially dilutive common shares - ESPP	—	—	—	—	2	—
Conversion of unvested restricted stock units	—	772	—	—	575	—
Net Income - Diluted	40,510	168,716	$ 0.24	45,970	154,015	$ 0.30
Depreciation and amortization of real estate assets:						
• Consolidated properties	414,871	—	2.47	364,584	—	2.37
• Share of unconsolidated joint ventures	10,739	—	0.06	4,745	—	0.03
• Partners' share of real estate depreciation	(1,005)	—	(0.01)	(1,106)	—	(0.01)
Gain on sale of depreciated properties:						
• Consolidated properties	—	—	0.08	(101)	—	—
Operating property impairment	13,286	—	—	—	—	—
Funds From Operations	$ 478,401	168,716	$ 2.84	$ 414,092	154,015	$ 2.69

	Year Ended December 31, 2023			Year Ended December 31, 2022		
	Dollars	Weighted Average Common Shares	Per Share Amount	Dollars	Weighted Average Common Shares	Per Share Amount
Net Income Available to Common Stockholders	$ 82,963	151,715	$ 0.55	$ 166,793	150,113	$ 1.11
Noncontrolling interest related to unit holders	14	25	—	143	25	—
Conversion of unvested restricted stock units	—	301	—	—	281	—
Net Income - Diluted	82,977	152,041	$ 0.55	166,936	150,419	$ 1.11
Depreciation and amortization of real estate assets:						
• Consolidated properties	314,449	—	2.07	295,029	—	1.96
• Share of unconsolidated joint ventures	1,931	—	0.01	3,927	—	0.03
• Partners' share of real estate depreciation	(1,070)	—	(0.01)	(794)	—	(0.01)
Loss (gain) on sale of depreciated properties:						
• Consolidated properties	2	—	—	9	—	—
• Share of unconsolidated joint ventures	—	—	—	(81)	—	—
• Investment in unconsolidated joint ventures	—	—	—	(56,267)	—	(0.37)
Funds From Operations	$ 398,289	152,041	$ 2.62	$ 408,759	150,419	$ 2.72

	Year Ended December 31, 2021		
	Dollars	Weighted Average Common Shares	Per Share Amount
Net Income Available to Common Stockholders	$ 278,586	148,666	$ 1.87
Noncontrolling interest related to unit holders	56	25	—
Conversion of stock options	—	1	—
Conversion of unvested restricted stock units	—	199	—
Net Income - Diluted	278,642	148,891	$ 1.87
Depreciation and amortization of real estate assets:			
• Consolidated properties	287,469	—	1.93
• Share of unconsolidated joint ventures	9,674	—	0.06
• Partners' share of real estate depreciation	(929)	—	(0.01)
Loss (gain) on sale of depreciated properties:			
• Consolidated properties	(152,611)	—	(1.01)
• Share of unconsolidated joint ventures	39	—	—
• Investment in unconsolidated joint ventures	(13,083)	—	(0.09)
Funds From Operations	$ 409,201	148,891	$ 2.75

COUSINS PROPERTIES INCORPORATED
AMENDED AND RESTATED 2019 OMNIBUS INCENTIVE STOCK PLAN

CONTENTS

COUSINS PROPERTIES INCORPORATED
AMENDED AND RESTATED 2019 OMNIBUS INCENTIVE STOCK PLAN

Section 1. Establishment, Purpose and Duration

Section 1.1 Establishment. Cousins Properties Incorporated, a Georgia corporation (the "Company"), established an incentive compensation plan known as the Cousins Properties Incorporated 2019 Omnibus Incentive Stock Plan (the "2019 Plan") that became effective upon shareholder approval on April 23, 2019. The 2019 Plan is hereby amended and restated in its entirety, as set forth in this document. This Plan permits the grant of various forms of equity, equity-based and cash-based awards. This Plan was adopted by the Board on March 9, 2026, and shall become effective upon shareholder approval (the "Effective Date"). This Plan shall remain in effect as provided in Section 1.3. This Plan and each Award granted hereunder are conditioned on and shall be of no force or effect until this Plan is approved by the shareholders of the Company within twelve (12) months after its adoption by the Board.

Section 1.2 Purpose of this Plan. The purpose of this Plan is to enable the Company and its Subsidiaries and Affiliates to attract and retain qualified individuals for positions of significant responsibility and to provide additional incentives to Participants by providing them with, among other things, an opportunity for investment in the Company.

Section 1.3 Duration of this Plan. Unless sooner terminated as provided herein, this Plan shall terminate ten (10) years after the date this Plan was approved by the shareholders, April 28, 2026. After this Plan is terminated, no Awards may be granted but Awards previously granted shall remain outstanding in accordance with their applicable terms and conditions and this Plan's terms and conditions.

Section 2. Definitions

Whenever used in this Plan, the following terms shall have the meanings set forth below, and when the meaning is intended, the initial letter of the word shall be capitalized.

Section 2.1 "Affiliate" means any entity that is affiliated with the Company through stock or equity ownership or otherwise; provided that with respect to a grant of Options or Stock Appreciation Rights, "Affiliate" means any corporation or other entity in which the Company has at least a fifty percent (50%) equity ownership.

Section 2.2 "Award" means a grant under this Plan of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, Cash-Based Awards, Profits Interest Units or Other Stock-Based Awards, in each case subject to the terms of this Plan.

Section 2.3 "Award Agreement" means a written agreement entered into by the Company and a Participant, or a written or electronic statement issued by the Company to a Participant, which in either case contains (either expressly or by reference to this Plan or any subplan created hereunder) the terms and provisions applicable to an Award granted under this Plan, including any amendment or modification thereof. The Committee may provide for the use of electronic, internet or other non-paper Award Agreements, and the use of electronic, internet or other non-paper means for the acceptance thereof and actions thereunder by a Participant (including, but not limited to, the use of electronic signatures).

Section 2.4 "Board" means the Board of Directors (or equivalent governing body) of the Company.

Section 2.5 "Cash-Based Award" means an Award, denominated in cash, granted to a Participant as described in Section 12.

Section 2.6 "Cause" means unless otherwise provided in an Award Agreement, the definition set forth in any written agreement between the Participant and the Company, a Subsidiary or an Affiliate, or if there is no such agreement, or such agreement does not define Cause, the occurrence of any of the following: (a) the Participant is convicted of, or pleads guilty to, any felony or any misdemeanor involving fraud, misappropriation or embezzlement, or the Participant confesses or otherwise admits to the Company, any of its Subsidiaries or Affiliates, any officer,

agent, representative or employee of the Company or one of its Subsidiaries or Affiliates, or to a prosecutor, or otherwise publicly admits, to committing any action that constitutes a felony or any act of fraud, misappropriation, or embezzlement; or (b) there is any material act or omission by the Participant involving malfeasance or gross negligence in the performance of the Participant's duties to the Company or any of its Subsidiaries or Affiliates to the material detriment of the Company or any of its Subsidiaries or Affiliates; or (c) the Participant breaches in any material respect any other agreement or understanding between the Participant and the Company in effect as of the time of such termination.

Section 2.7 "Change in Control" means any one of the following events or transactions:

a. any "person" (as that term is used in Sections 13(d) and 14(d)(2) of the 1934 Act) after the Effective Date becomes the beneficial owner (as defined in Rule 13d-3 under the 1934 Act) directly or indirectly, of securities representing 30% or more of the combined voting power for election of directors of the then outstanding securities of the Company or any successor to the Company; provided, however, the following transactions shall not constitute a Change of Control under this § 2.7(a): (A) any acquisition of such securities by any employee benefit plan (or a related trust) sponsored or maintained by the Company or any corporation controlled by the Company, (B) an acquisition of voting securities by the Company or by any person owned, directly or indirectly, by the holders of at least 50% of the voting power of the Company's then outstanding securities in substantially the same proportions as their ownership in Company shares, (C) any acquisition of voting securities in a transaction which satisfies the requirements of § 2.7(e)(A), § 2.7(e)(B) and § 2.7(e)(C), or (D) any acquisition directly from the Company;

b. during any period of two consecutive years or less, individuals who at the beginning of such period constitute the Board cease for any reason to constitute at least a majority of the Board, unless the election or nomination for election of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period;

c. the shareholders of the Company approve any dissolution or liquidation of the Company;

d. the consummation of a sale or other disposition of all or substantially all of the assets of the Company, other than a transaction (A) in which the Company's voting securities outstanding before the consummation of the transaction continue to represent, either directly or indirectly, at least 51% of the voting power of the surviving entity immediately after the transaction, (B) where at least 50% of the directors of the surviving entity were Company directors at the time the Board approved the transaction (or whose nominations or elections were approved by at least two-thirds of the Company directors who were on the Board at that time), and (C) after which no person or group owns 20% or more of the voting power of the surviving entity, unless such voting power is solely as a result of voting power held in the Company prior to the consummation of the transaction; or

e. consummation by the Company of (i) any consolidation, merger, reorganization or business combination, or (ii) the acquisition of assets or stock in another entity, in each case, other than a transaction (A) in which the Company's voting securities outstanding before the consummation of the transaction continue to represent, either directly or indirectly, at least 51% of the voting power of the surviving entity immediately after the transaction, (B) where at least 50% of the directors of the surviving entity were Company directors at the time the Board approved the transaction (or whose nominations or elections were approved by at least two-thirds of the Company directors who were on the Board at that time), and (C) after which no person or group owns 20% or more of the voting power of the surviving entity, unless such voting power is solely as a result of voting power held in the Company prior to the consummation of the transaction.

Notwithstanding any other provision of the Plan or an Award Agreement to the contrary, no event or condition shall constitute a Change in Control with respect to an Award to the extent that, if it were, a twenty percent (20%) additional income tax would be imposed under Section 409A of the Code on the Participant who holds such Award; provided that, in such a case, the event or condition shall continue to constitute a Change in Control to the maximum extent possible (for example, if applicable, in respect of vesting without an acceleration of payment of such an Award) without causing the imposition of such twenty percent (20%) tax.

Section 2.8 "Code" means the Internal Revenue Code of 1986, as amended from time to time. For purposes of this Plan, references to sections of the Code shall be deemed to include references to any applicable regulations thereunder and any successor or similar provision.

Section 2.9 "Commission" means the United States Securities and Exchange Commission.

Section 2.10 "Committee" means the Compensation & Human Capital Committee of the Board or any other committee designated by the Board to administer this Plan. The members of the Committee, consisting of two or more Non-Employee Directors, shall be appointed from time to time by and shall serve at the discretion of the Board. If the Committee does not exist or cannot function for any reason, the Board may take any action under this Plan that would otherwise be the responsibility of the Committee. To the extent required by applicable law, rule or regulation, it is intended that each member of the Committee shall be (i) an independent director within the meaning of the rules and regulations of the New York Stock Exchange (or such other national securities exchange or quotation system on which the Shares may be listed or quoted) and (ii) a non-employee director within the meaning of Exchange Act Rule 16b-3, or alternatively, the Committee may designate a subcommittee or establish other procedures for purposes of satisfying such requirements.

Section 2.11 "Company" means Cousins Properties Incorporated, and any successor thereto.

Section 2.12 "Consultant" means any individual who is engaged by the Company or a Subsidiary or Affiliate to render consulting or advisory services as an independent contractor.

Section 2.13 "Director" means any individual who is a member of the Board.

Section 2.14 "Dividend Equivalent" has the meaning set forth in Section 19.

Section 2.15 "Effective Date" has the meaning set forth in Section 1.1.

Section 2.16 "Employee" means any individual performing services for the Company or a Subsidiary or Affiliate and designated as an employee of the Company, the Affiliate or the Subsidiary on its payroll records. An Employee shall not include any individual during any period he or she is classified or treated by the Company, Affiliate or Subsidiary as an independent contractor, a Consultant or an employee of an employment, leasing, consulting or temporary agency or any other entity other than the Company, Affiliate or Subsidiary, without regard to whether such individual is subsequently determined to have been, or is subsequently retroactively reclassified, as a common-law employee of the Company, Affiliate or Subsidiary during such period.

Section 2.17 "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

Section 2.18 "Exercise Price" means the price at which a Share may be purchased by a Participant pursuant to an Option.

Section 2.19 "Fair Market Value" means, as applied to a specific date and unless otherwise specified in an Award Agreement, the price of a Share that is equal to the closing price of a Share on the New York Stock Exchange (or, on such other national securities exchange or quotation system on which the Shares may be listed or quoted) on the date of determination, or if no sales of Shares shall have occurred on such exchange on the date of determination, the closing price of the Shares on such exchange on the most recent date on which the Shares were publicly traded. Notwithstanding the foregoing, if Shares are not traded on any established stock exchange, the Fair Market Value means the price of a Share as established by the Committee acting in good faith (and to the extent applicable, based on a reasonable valuation method that is consistent with the requirements of Code Section 409A and the regulations thereunder).

Section 2.20 "Good Reason" means, unless otherwise provided in an Award Agreement, the definition set forth in any written agreement between the Participant and the Company, a Subsidiary or an Affiliate, or if there is no such agreement, or such agreement does not define Good Reason, the occurrence of any of the following:

a. there is a material reduction after a Change in Control, but before the end of the Participant's Protection Period, in the Participant's annual base salary or there is a reduction after a Change in Control, but before the end of the Participant's Protection Period, in the Participant's eligibility to receive any annual bonuses or other incentive compensation, such that the Participant's eligibility to receive such bonuses or other incentive compensation is

substantially different than it was immediately prior to such Change in Control, all without the Participant's express written consent;

b. there is a significant reduction after a Change in Control, but before the end of the Participant's Protection Period, in the scope of the Participant's duties, responsibilities, or authority, or a change in the Participant's reporting level by more than two levels (in each case, other than as a result of a mere change in the Participant's title, if such change in title is consistent with the organizational structure of the Company or its successor following such Change in Control), all without the Participant's express written consent;

c. the Company or any successor thereto, at any time after a Change in Control, but before the end of the Participant's Protection Period (without the Participant's express written consent), transfers the Participant's primary work site from the Participant's primary work site on the date of such Change in Control or, if the Participant subsequently consents in writing to such a transfer under this Agreement, from the primary work site that was the subject of such consent, to a new primary work site that is more than thirty-five (35) miles from the Participant's then current primary work site, unless such new primary work site is closer to the Participant's primary residence than the Participant's then current primary work site; or

d. the Company or any successor thereto, after a Change in Control, but before the end of the Participant's Protection Period (without the Participant's express written consent), fails to continue to provide to the Participant health and welfare benefits, deferred compensation benefits, the Participant's perquisites (other than the use of a company airplane for personal purposes), stock options, restricted stock and restricted stock unit grants, each as applicable at the time of such Change in Control, that are in the aggregate comparable in value to those provided to the Participant immediately prior to the Change in Control;

provided, however, that no such act or omission shall be treated as "Good Reason" under this § 2.20 if the Participant has refused a bona fide offer of continued employment with the Company, a Subsidiary or Affiliate thereof or the Company's successor following the Change in Control, the terms of which offer would not amount to Good Reason in accordance with (a) through (d) above.

e. No act or omission shall be treated as "Good Reason" under this § 2.20 unless

:

1. the Participant delivers to the Committee a detailed, written statement of the basis for the Participant's belief that such act or omission constitutes Good Reason; and

2. the Participant delivers such statement before the later of (i) the end of the ninety (90) day period that starts on the date there is an act or omission which forms the basis for the Participant's belief that Good Reason exists, or (ii) the end of the period mutually agreed upon for purposes of this subsection (e)(2) in writing by the Participant and the Chairman of the Committee; and

3. the Participant gives the Committee a thirty (30) day period after the delivery of such statement to cure the basis for such belief; and

4. the Participant resigns by submitting a written resignation to the Committee during the sixty (60) day period that begins immediately after the end of the thirty (30) day period described in subsection (e)(3) above if the Participant reasonably and in good faith determines that Good Reason continues to exist after the end of such thirty (30) day period; or

f. The Company states in writing to the Participant that the Participant has the right to treat any such act or omission as Good Reason under this Plan and the Participant resigns during the sixty (60) day period that starts on the date such statement is actually delivered to the Participant.

g. If the Participant consents in writing to any reduction described in § 2.20(a) or (b), to any transfer described in § 2.20(c) or to any failure described in § 2.20(d) in lieu of exercising the Participant's right to resign for Good Reason and delivers such consent to the Company, the date such consent is delivered to the Company Non-Employee shall be treated under this definition as the date of a Change in Control for purposes of determining whether the Participant subsequently has Good Reason under the Plan as a result of any subsequent reduction

described in § 2.20(a) or (b), any subsequent transfer described in § 2.20(c) or any subsequent failure described in § 2.20(d).

Section 2.21 "Grant Date" means the date an Award to a Participant pursuant to this Plan is approved by the Committee (or such later date as specified in such approval by the Committee) or, in the case of an Award granted to a Non-Employee Director, the date on which such Award is approved by the Board (or such later date as specified in such approval by the Board).

Section 2.22 "Grant Price" means the per Share price established at the time of grant of a SAR pursuant to Section 7.

Section 2.23 "Incentive Stock Option" or "ISO" means an Award granted pursuant to Section 6 that is designated as an Incentive Stock Option and that is intended to meet the requirements of Code Section 422 or any successor provision.

Section 2.24 "Non-Employee Director" means a Director who is not an Employee.

Section 2.25 "Nonqualified Stock Option" means an Award granted pursuant to Section 6 that is not intended to meet the requirements of Code Section 422, or that otherwise does not meet such requirements.

Section 2.26 "Option" means an Award consisting of a right granted to a Participant pursuant to Section 6 to purchase a specified number of Shares at a specified Exercise Price, which Award may be an Incentive Stock Option or a Nonqualified Stock Option.

Section 2.27 "Other Stock-Based Award" means an equity-based or equity-related Award not otherwise described by the terms of this Plan that is granted pursuant to Section 12.

Section 2.28 "Participant" means any eligible individual as set forth in Section 5 to whom an Award is granted and includes any individual who holds an Award after the death of the original recipient.

Section 2.29 "Partnership" means Cousins Properties LP.

Section 2.30 "Partnership Agreement" means the Amended and Restated Agreement of Limited Partnership of Cousins Properties LP.

Section 2.31 "Performance-Based Compensation" means compensation payable under an Award which is conditioned upon the achievement of performance goals based upon one or more Performance Measures as described in Section 16.

Section 2.32 "Performance Measures" means measures, as described in Section 16.2, upon which performance goals are based pursuant to this Plan in order to qualify Awards as Performance-Based Compensation.

Section 2.33 "Performance Period" means the period during which pre-established performance goals must be met in order to determine the degree of payout and/or vesting with respect to an Award.

Section 2.34 "Performance Shares" means an Award granted pursuant to Section 10.

Section 2.35 "Performance Unit" means an Award granted pursuant to Section 11.

Section 2.36 "Period of Restriction" means the period when Restricted Stock or Restricted Stock Units are subject to a vesting requirement (based on continued service, the achievement of performance goals or upon the occurrence of other events as determined by the Committee, in its discretion) as provided in Sections 8 and 9.

Section 2.37 "Plan" means this Cousins Properties Incorporated Amended and Restated 2019 Omnibus Incentive Stock Plan, as the same may be amended from time to time.

Section 2.38 "Profits Interest Unit" means an Award that is granted pursuant to Section 13.

Section 2.39 "Protection Period" shall mean the two (2) year period which begins on the date of a Change in Control; provided, however, a resignation by the Participant shall be treated under this Plan as if made during the Participant's Protection Period if: (a) the Participant gives the Committee the statement described in § 2.20(e) prior to the end of the thirty (30) day period that immediately follows the end of the Protection Period and the Participant thereafter resigns within the period described in such subsection (e); or (b) Company provides the statement to the Participant described in § 2.20(f) prior to the end of the thirty (30) day period that immediately follows the end of the Protection Period and the Participant thereafter resigns within the period described in such § 2.20(f).

Section 2.40 "Restricted Stock" means Shares issued to a Participant that are subject to an Award granted pursuant to Section 8 and to such restrictions on transfer, forfeiture conditions and other restrictions or limitations as may be set forth in this Plan and the applicable Award Agreement.

Section 2.41 "Restricted Stock Unit" means the right under an Award granted pursuant to Section 9 to receive at a future time one Share, or the Fair Market Value thereof, subject to such restrictions on transfer, forfeiture conditions and other restrictions or limitations as may be set forth in this Plan and the applicable Award Agreement.

Section 2.42 "Share" means a share of common stock, par value $1.00 per share, of the Company.

Section 2.43 "Stock Appreciation Right" or "SAR" means the right under an Award granted pursuant to Section 7 to receive, in cash and/or Shares as determined by the Committee, an amount equal to the appreciation in value of a specified number of Shares between the Grant Date of the SAR and its exercise date.

Section 2.44 "Subsidiary" means any corporation or other entity, whether domestic or foreign, in which the Company has or obtains, directly or indirectly, ownership of more than 50% of the total combined voting power of all classes of stock or comparable interests.

Section 2.45 "Substitute Award" means an Award granted upon the assumption of, or in substitution or exchange for, outstanding awards granted by a company or other entity acquired by the Company or any Subsidiary or Affiliate or with which the Company or any Subsidiary or Affiliate combines.

Section 2.46 "Termination of Service" means the following:

a. for an Employee, the date on which the Employee is no longer an Employee;

b. for a Non-Employee Director, the date on which the Non-Employee Director is no longer a member of the Board; and

c. for a Consultant, the date on which service as a Consultant to the Company and its Subsidiaries and Affiliates has ceased.

With respect to any payment of an Award subject to Code Section 409A, a Termination of Service shall mean a "separation from service" within the meaning of Code Section 409A.

Section 3. Administration

Section 3.1 General. The Committee shall be responsible for administering this Plan, subject to this Section 3 and the other provisions of this Plan. The Committee may employ attorneys, consultants, accountants, agents and other individuals, any of whom may be an Employee, and the Committee, the Company, and its officers and Directors shall be entitled to rely upon the advice, opinions or valuations of any such individuals. All actions taken and all interpretations and determinations made by the Committee shall be final and binding upon the Participants, the Company, Affiliates or Subsidiaries, and all other interested parties. Any action of the Committee shall be valid and effective even if the members of the Committee at the time of such action are later determined not to have satisfied all of the criteria for membership in clauses (i) and (ii) of Section 2.10.

Section 3.2 Authority of the Committee. Subject to any express limitations set forth in this Plan, the Committee shall have full and exclusive discretionary power and authority to take such actions as it deems necessary and advisable with respect to the administration of this Plan including, but not limited to, the following:

a. To determine from time to time which of the persons eligible under this Plan shall be granted Awards, when and how each Award shall be granted, what type or combination of types of Awards shall be granted, the provisions of each Award granted (which need not be identical), including the time or times when a person shall be permitted to receive Shares pursuant to an Award and the number of Shares subject to an Award;

b. To construe and interpret this Plan and Awards granted under it, and to establish, amend, and revoke rules and regulations for its administration;

c. To correct any defect, omission or inconsistency in this Plan or in an Award Agreement, in a manner and to the extent it shall deem necessary or expedient to make this Plan fully effective;

d. To approve forms of Award Agreements for use under this Plan;

e. To determine the Fair Market Value of a Share or whether a Change in Control shall have occurred;

f. To amend any Award Agreement as permitted under this Plan;

g. To adopt subplans and/or special provisions applicable to stock awards regulated by the laws of a jurisdiction other than and outside of the United States, to Cash-Based Awards, or to awards to Non-Employee Directors (as contemplated by Section 17). Such subplans and/or special provisions shall be subject to and consistent with the terms of this Plan, except to the extent the Committee determines that different terms and conditions are necessary or desirable to comply with the laws of a jurisdiction other than and outside of the United States;

h. To authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award;

i. To determine whether Awards will be settled in Shares of common stock, cash or in any combination thereof;

j. To determine whether Awards will provide for Dividend Equivalents;

k. To establish a program whereby Participants designated by the Committee may reduce compensation otherwise payable in cash in exchange for Awards under this Plan;

l. To authorize a program permitting eligible Participants to surrender outstanding Awards in exchange for newly granted Awards subject to any applicable shareholder approval requirements set forth in Section 22.1 of this Plan and the requirements of Code Section 409A;

m. To impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by a Participant of any Shares, including, without limitation, "blackout" periods, restrictions under an insider trading policy and restrictions as to the use of a specified brokerage firm for such resales or other transfers;

n. To waive any restrictions, conditions or limitations imposed on an Award at the time the Award is granted or at any time thereafter including but not limited to forfeiture, vesting and treatment of Awards upon a Termination of Service;

o. To permit Participants to elect to defer payments of Awards, provided that any such deferrals shall comply with applicable requirements of the Code, including Code Section 409A;

p. To certify the satisfaction of performance goals in compliance with the requirements of Section 16; and

q. To issue rules and regulations for the administration of the Plan.

Section 3.3 Delegation. To the extent permitted by law, the Committee may delegate to one or more of its members or to one or more officers of the Company or any Subsidiary or to one or more agents or advisors such administrative duties or powers as it may deem advisable, and the Committee or any individuals to whom it has delegated duties or powers as aforesaid may employ one or more individuals to render advice with respect to any responsibility the Committee or such individuals may have under this Plan. To the extent permitted by applicable law and the applicable rules of a stock exchange, the Committee may, by resolution, authorize one or more officers of the Company to do one or both of the following on the same basis as can the Committee: (a) designate Employees to be recipients of Awards; and (b) determine the size of any such Awards; provided, however, (i) the Committee shall not delegate such responsibilities with respect to Awards granted to a Non-Employee Director or an officer (as defined in Rule 16a-1(f) of the Exchange Act); (ii) the resolution providing such authorization sets forth the total number of Awards (including Share limitations) such officer(s) may grant; and (iii) the officer(s) shall report periodically to the Committee regarding the nature and scope of the Awards granted pursuant to the authority delegated. In the event that the Committee's authority is delegated to officers or employees in accordance with the foregoing, all provisions of the Plan relating to the Committee shall be interpreted in a manner consistent with the foregoing by treating any such reference as a reference to such officer or employee for such purpose. Any action undertaken in accordance with the Committee's delegation of authority hereunder shall have the same force and effect as if such action was undertaken directly by the Committee and shall be deemed for all purposes of the Plan to have been taken by the Committee.

Section 4. Shares Subject to this Plan and Maximum Awards

Section 4.1 Number of Shares Authorized and Available for Awards. The Shares of stock subject to Awards granted under the Plan may be either authorized and unissued shares (which will not be subject to preemptive rights) or previously issued shares acquired by the Company or its Subsidiaries or Affiliates. Subject to adjustment as provided under Section 4.4, the maximum number of Shares reserved for issuance under this Plan is 20,000,000 Shares, all of which may be granted as Incentive Stock Options. Solely for the purpose of determining the number of Shares available for Awards under this Section 4.1, the number of shares available for issuance under this Plan shall be reduced by one (1.00) Share for every one (1.00) Share granted in respect of an Award, provided however that in the case of an Award that provides for a range of potential Share payouts the Committee shall determine the extent to which the number of Shares available for issuance under this Plan shall be reduced by Shares granted in respect of such an Award.

Section 4.2 Share Usage. In determining the number of Shares available for grant under this Plan at any time, the following rules shall apply:

a. All Shares subject to or with respect to an Award granted under this Plan that terminates by expiration, forfeiture, cancellation or otherwise without the issuance of the Shares (or with the forfeiture of Shares in connection with a Restricted Stock Award), is settled in cash in lieu of Shares, or is exchanged with the Committee's permission, prior to the issuance of Shares, for an Award not involving Shares shall become available again for grant under this Plan.

b. Any Shares that are withheld by the Company or tendered by a Participant (by either actual delivery or attestation) on or after the Effective Date (i) to pay the Exercise Price of an Option granted under this Plan or (ii) to satisfy tax withholding obligations associated with an Award granted under this Plan, shall not become available again for grant under this Plan.

c. Any Shares that were subject to a stock-settled SAR granted under this Plan that were not issued upon the exercise of such SAR on or after the Effective Date shall not become available again for grant under this Plan.

d. Any Shares that were purchased by the Company on the open market with the proceeds from the exercise of a Stock Option shall not become available again for grant under this Plan.

e. Shares subject to Substitute Awards shall not be counted against the share reserve specified in Section 4.1, nor shall they reduce the Shares authorized for grant to a Participant in any calendar year.

Section 4.3 Annual Award Limit. Subject to adjustment as set forth in Section 4.4, the maximum aggregate grant of Shares subject to Options, SARs, Restricted Stock, Restricted Stock Units, Performance Shares, Profits Interest Units, and Other Stock-Based Awards payable or denominated in Shares and/or cash which may be granted to any Participant, other than a Non-Employee Director, in any fiscal year shall not exceed 1,500,000 Shares (the "Annual Award Limit").

Section 4.4 Adjustments. All Awards shall be subject to the following provisions:

a. In the event of any equity restructuring (within the meaning of FASB ASC Topic 718 or any successor provision) or similar event that causes the per share value of Shares to change, such as a stock dividend, stock split, reverse stock split, split up, spin-off, rights offering or recapitalization through an extraordinary dividend, the Committee, in order to prevent dilution or enlargement of Participants' rights under this Plan, shall substitute or adjust, as applicable, (i) the number and kind of Shares or other securities that may be issued under this Plan or under particular forms of Award Agreements, (ii) the number and kind of Shares or other securities subject to outstanding Awards, (iii) the Exercise Price or Grant Price applicable to outstanding Awards, (iv) the Annual Award Limit, and (v) other value determinations applicable to outstanding Awards. In the event of any other change in corporate capitalization (including, but not limited to, a merger, consolidation, any reorganization (whether or not such reorganization comes within the definition of such term in Code Section 368), or any partial or complete liquidation of the Company to the extent such events do not constitute equity restructurings or business combinations within the meaning of FASB ASC Topic 718 or any successor provision, such equitable adjustments described in the foregoing sentence may be made as determined to be appropriate and equitable by the Committee to prevent dilution or enlargement of rights. The Committee, in its discretion, shall determine the methodology or manner of making such substitution or adjustment. In either case, any such adjustment shall be conclusive and binding for all purposes of this Plan. Unless otherwise determined by the Committee, the number of Shares subject to an Award shall always be a whole number.

b. In addition to the adjustments required and permitted under paragraph (a) above, the Committee, in its sole discretion, may make such other adjustments or modifications in the terms of any Awards that it deems appropriate to reflect any of the events described in Section 4.4(a), including, but not limited to, (i) modifications of performance goals and changes in the length of Performance Periods, or (ii) the substitution of other property of equivalent value (including, without limitation, cash, other securities and securities of entities other than the Company that agree to such substitution) for the Shares available under this Plan or the Shares covered by outstanding Awards, including arranging for the assumption, or replacement with new awards, of Awards held by Participants, and (iii) in connection with any sale of a Subsidiary, arranging for the assumption, or replacement with new awards, of Awards held by Participants employed by the affected Subsidiary by the Subsidiary or an entity that controls the Subsidiary following the sale of such Subsidiary.

c. Any actions taken under this Section 4.4 shall be subject to compliance with the rules under Code Sections 409A, 422 and 424, as and where applicable. The determination of the Committee as to the foregoing adjustments set forth in this Section 4.4, if any, shall be conclusive and binding on Participants under this Plan.

Section 4.5 Effect of Plans Operated by Acquired Companies. If a company acquired by the Company or any Subsidiary or Affiliate or with which the Company or any Subsidiary or Affiliate combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under this Plan and shall not reduce the Shares authorized for grant under this Plan, subject to applicable legal requirements. Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees, Non-Employee Directors or Consultants providing services to the Company or any Subsidiary or Affiliate prior to such acquisition or combination.

Section 4.6 No Limitation on Corporate Actions. The existence of the Plan and any Awards granted hereunder shall not affect in any way the right or power of the Company or any Subsidiary or Affiliate to make or authorize any adjustment, recapitalization, reorganization or other change in its capital structure or business

structure, any merger or consolidation, any issuance of debt, preferred or prior preference stock ahead of or affecting the Shares, additional shares of capital stock or other securities or subscription rights thereto, any dissolution or liquidation, any sale or transfer of all or part of its assets or business or any other corporate act or proceeding.

Section 4.7 Minimum Vesting Period. Any equity or equity-based Award granted under the Plan shall be subject to a minimum vesting period of not less than one year from the date such Award is granted; provided, however, that the foregoing minimum vesting period shall not apply in connection with (a) a Change in Control, (b) an Employee terminating employment due to death or disability or a Non-Employee Director ceasing service due to death or disability, (c) a Substitute Award that does not reduce the vesting period of the award being replaced, or (d) Awards, which in aggregate cover a number of Shares not to exceed five percent (5%) of the total number of Shares available under the Plan as of the Effective Date.

Section 5. Eligibility and Participation

Section 5.1 Eligibility to Receive Awards. The Committee, or its delegate pursuant to Section 3.3 of the Plan, may designate any of the following individuals as a Participant from time to time:

a. any officer or other Employee of the Company or any of its Subsidiaries or Affiliates;

b. an individual that the Company or any of its Subsidiaries or Affiliates has engaged to become an officer or other employee;

c. a Non-Employee Director; or

d. a Consultant.

The Committee's designation of a Participant in any year shall not require the Committee to designate such person to receive an Award in another year.

Section 5.2 Participation in this Plan. Subject to the provisions of this Plan, the Committee may, from time to time, select from all individuals eligible to participate in this Plan, those individuals to whom Awards shall be granted and shall determine, in its sole discretion, the nature of any and all terms permissible by law and the amount of each Award.

Section 5.3 Award Agreements. The Committee shall have the exclusive authority to determine the terms of an Award Agreement evidencing an Award granted under this Plan, subject to the provisions herein. The terms of an Award Agreement need not be uniform among all Participants or among similar types of Awards. To the extent of any changes, inconsistencies, modifications or other differences in an Award Agreement or between an Award Agreement and this Plan, the terms of the Award Agreement shall control and supersede the terms of this Plan, provided that any such changes, inconsistencies, modifications or other differences are permitted under the terms of this Plan.

Section 6. Stock Options

Section 6.1 Grant of Options. Subject to the terms and conditions of this Plan, Options may be granted to Participants covering such number of Shares, and upon such terms, and at any time and from time to time as shall be determined by the Committee. Each grant of an Option shall be evidenced by an Award Agreement, which shall specify whether the Option is in the form of a Nonqualified Stock Option or an Incentive Stock Option.

Section 6.2 Exercise Price. The Exercise Price for each Option shall be determined by the Committee and shall be specified in the Award Agreement evidencing such Option; provided, however, the Exercise Price must be at least equal to 100% of the Fair Market Value of a Share as of the Option's Grant Date, except in the case of Substitute Awards (to the extent consistent with Code Section 409A and, in the case of Incentive Stock Options, Code Section 424), and subject to adjustment as provided for under Section 4.4.

Section 6.3 Term of Option. The term of an Option granted to a Participant shall be determined by the Committee; provided, however, no Option shall be exercisable later than the tenth anniversary of its Grant Date. Notwithstanding the foregoing, an Award Agreement may provide that the term of an Option (other than an Incentive Stock Option) shall be automatically extended if on the scheduled expiration date of such Option the Participant's exercise of such Option would violate an applicable law or the Participant is subject to a "black-out" period; provided, however, that during such extended exercise period the Option may only be exercised to the extent the Option was exercisable in accordance with its terms immediately prior to such scheduled expiration date; provided further, however, that such extended exercise period shall end not later than thirty (30) days after the exercise of such Option first would no longer violate such law or be subject to such "black-out" period.

Section 6.4 Exercise of Option. An Option shall be exercisable, in whole or in part, at such times and be subject to such restrictions and vesting conditions as the Committee shall in each instance approve, which terms and restrictions need not be the same for each grant or for each Participant.

Section 6.5 Payment of Exercise Price. An Option shall be exercised by the delivery of a notice of exercise to the Company or an agent designated by the Company in a form specified or accepted by the Committee, or by complying with any alternative procedures that may be authorized by the Committee, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares. Any Shares issued upon exercise of an Option are subject to the transfer restrictions set forth in Section 15.3. A condition of the issuance of the Shares as to which an Option shall be exercised shall be the payment of the Exercise Price and the payment of applicable withholding taxes. The Exercise Price of any exercised Option shall be payable to the Company in accordance with one of the following methods:

a. In cash or its equivalent,

b. By tendering (either by actual delivery or by attestation) previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the Exercise Price (subject to such procedures and conditions as the Committee may establish),

c. By a cashless (broker-assisted) exercise,

d. By authorizing the Company to withhold Shares otherwise issuable upon the exercise of the Option having an aggregate Fair Market Value at the time of exercise equal to the Exercise Price to the extent approved by the Committee,

e. By any combination of (a), (b), (c) or (d), or

f. By any other method approved or accepted by the Committee.

Unless otherwise determined by the Committee, all payments under all of the methods indicated above shall be paid in United States dollars or Shares, as applicable.

Section 6.6 Special Rules Regarding ISOs. Notwithstanding any provision of this Plan to the contrary, an Option granted in the form of an ISO to a Participant shall be subject to the following rules:

a. An Incentive Stock Option may be granted only to an Employee of the Company or of any parent or subsidiary corporation (within the meaning of Code Section 424).

b. An Option will constitute an Incentive Stock Option only to the extent that (i) it is so designated in the applicable Award Agreement and (ii) the aggregate Fair Market Value (determined as of the Option's Grant Date) of the Shares with respect to which Incentive Stock Options held by the Participant first become exercisable in any calendar year (under this Plan and all other plans of the Company and its Subsidiaries) does not exceed $100,000. To the extent an Option granted to a Participant exceeds this limit, the Option shall be treated as a Nonqualified Stock Option.

c. No Participant may receive an Incentive Stock Option under this Plan if, immediately after the grant of such Award, the Participant would own Shares possessing more than 10% of the total combined voting power of all

classes of stock of the Company or an affiliate (determined in accordance with Code Section 422), unless (i) the exercise price for that Incentive Stock Option is at least 110% of the Fair Market Value of the Shares subject to that Incentive Stock Option on the Grant Date and (ii) that Option will expire no later than five years after its Grant Date.

d. Any Incentive Stock Option granted under the Plan shall contain such terms and conditions, consistent with the Plan, as the Committee may determine to be necessary to qualify such Option as an "incentive stock option" under Code Section 422. If an Incentive Stock Option is exercised after the expiration of the exercise period that applies for purposes of Code Section 422, such Option shall thereafter be treated as a Nonqualified Option.

Section 7. Stock Appreciation Rights

Section 7.1 Grant of of SARs. Subject to the terms and conditions of this Plan, SARs may be granted to Participants in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee. Each grant of SARs shall be evidenced by an Award Agreement.

Section 7.2 Grant Price. The Grant Price for each grant of a SAR shall be determined by the Committee and shall be specified in the Award Agreement evidencing the SAR; provided, however, the Grant Price must be at least equal to 100% of the Fair Market Value of a Share as of the Grant Date, except in the case of Substitute Awards (to the extent consistent with Code Section 409A), and subject to adjustment as provided for under Section 4.4.

Section 7.3 Term of SAR. The term of a SAR granted to a Participant shall be determined by the Committee; provided, however, no SAR shall be exercisable later than the tenth anniversary of its Grant Date. Notwithstanding the foregoing, an Award Agreement may provide that the term of a SAR shall be automatically extended if on the scheduled expiration date of such SAR the Participant's exercise of such SAR would violate an applicable law or the Participant is subject to a "black-out" period; provided, however, that during such extended exercise period the SAR may only be exercised to the extent the SAR was exercisable in accordance with its terms immediately prior to such scheduled expiration date; provided further, however, that such extended exercise period shall end not later than thirty (30) days after the exercise of such SAR first would no longer violate such law or be subject to such "black-out" period.

Section 7.4 Exercise of SAR. A SAR shall be exercisable at such times and be subject to such restrictions and vesting conditions as the Committee shall in each instance approve, which terms and restrictions need not be the same for each grant or for each Participant.

Section 7.5 Notice of Exercise. A SAR shall be exercised by the delivery of a notice of exercise to the Company or an agent designated by the Company in a form specified or accepted by the Committee, or by complying with any alternative procedures that may be authorized by the Committee, setting forth the number of Shares with respect to which the SAR is to be exercised.

Section 7.6 Settlement of SARs. Upon the exercise of a SAR, pursuant to a notice of exercise properly completed and submitted to the Company in accordance with Section 7.5, a Participant shall be entitled to receive payment from the Company in an amount equal to the product of (a) and (b) below:

a. The excess of the Fair Market Value of a Share on the date of exercise over the Grant Price.

b. The number of Shares with respect to which the SAR is exercised.

Payment shall be made in cash, Shares or a combination thereof as provided for under the applicable Award Agreement. Any Shares issued in payment of a SAR are subject to the transfer restrictions set forth in Section 15.3.

Section 8. Restricted Stock

Section 8.1 Grant of Restricted Stock. Subject to the terms and conditions of this Plan, Restricted Stock Awards may be granted to Participants in such number of Shares, and upon such terms, and at any time and from time to time as shall be determined by the Committee. Each grant of Restricted Stock shall be evidenced by an Award Agreement.

Section 8.2 Nature of Restrictions. Each grant of Restricted Stock may be subject to a requirement that a Participant pay a stipulated purchase price for each Share of Restricted Stock, and shall be subject to a Period of Restriction that shall lapse upon the satisfaction of such vesting conditions as are determined by the Committee and set forth in an applicable Award Agreement. Such conditions or restrictions may include, without limitation, one or more of the following:

a. That the Shares of Restricted Stock may not be transferred in any fashion prior to their applicable vesting date,

b. That the Shares of Restricted Stock may vest only to the degree that specific performance goals are achieved,

c. That the Shares of Restricted Stock may vest only upon completion of a specified period of continuous employment or other service and to the degree that specific performance goals have been achieved, or

d. That the Shares of Restricted Stock may vest only upon completion of a specified period of continuous employment or other service.

Section 8.3 Delivery of Shares. Unvested Shares subject to a Restricted Stock Award shall be evidenced by a book-entry in the name of the Participant with the Company's transfer agent or Plan agent or by one or more stock certificates issued in the name of the Participant. Any such stock certificate shall be deposited with the Company or its designee, together with an assignment separate from the certificate, in blank, signed by the Participant, and bear an appropriate legend referring to the restricted nature of the Restricted Stock evidenced thereby. Any book-entry Shares shall be subject to comparable restrictions and corresponding stop transfer instructions. Upon the vesting of Shares of Restricted Stock, and the Company's determination that any necessary conditions precedent to the release of vested Shares (such as satisfaction of tax withholding obligations and compliance with applicable legal requirements) have been satisfied, such vested Shares shall be made available to the Participant in such manner as may be prescribed or permitted by the Committee. Such vested Shares are subject to the transfer restrictions set forth in Section 15.3.

Section 8.4 Voting Rights. Except as otherwise set forth in a Participant's applicable Award Agreement, during the Period of Restriction, a Participant holding Shares of Restricted Stock shall have the right to exercise full voting rights with respect to such Shares.

Section 8.5 Section 83(b) Election. The Committee may provide in an Award Agreement that the Award of Restricted Stock is conditioned upon the Participant making or refraining from making an election with respect to the Award under Code Section 83(b). If permitted by the Award Agreement and a Participant makes an election pursuant to Code Section 83(b) concerning a Restricted Stock Award, the Participant shall be required to file promptly a copy of such election with the Company.

Section 8.6 Certificate Legend. In addition to any legends placed on certificates pursuant to Section 8.3, each certificate representing Shares of Restricted Stock granted pursuant to this Plan may bear a legend such as the following or as otherwise determined by the Committee in its sole discretion:

"The transferability of this certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) of the Cousins Properties Incorporated Amended and Restated 2019 Omnibus Incentive Stock Plan and a Restricted Stock Award Agreement entered into between the registered owner and Cousins Properties Incorporated, as well as the terms and conditions of applicable law. Copies of such plan and agreement are on file at the offices of Cousins Properties Incorporated."

Section 9. Restricted Stock Units

Section 9.1 Grant of Restricted Stock Units. Subject to the terms and conditions of this Plan, Restricted Stock Units may be granted to Participants in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee. A grant of Restricted Stock Units shall not represent the grant of Shares but shall represent a promise to deliver a corresponding number of Shares or the value of such number of Shares based upon the completion of service, performance conditions, or such other terms and conditions as specified in the

applicable Award Agreement over the Period of Restriction. Each grant of Restricted Stock Units shall be evidenced by an Award Agreement.

Section 9.2 Nature of Restrictions. Each grant of Restricted Stock Units shall be subject to a Period of Restriction that shall lapse upon the satisfaction of such vesting conditions as are determined by the Committee and set forth in an applicable Award Agreement. Such conditions or restrictions may include, without limitation, one or more of the following:

a. That the Restricted Stock Units may not be transferred in any fashion, subject to Section 15.1;

b. That the Restricted Stock Units may vest only to the degree that specific performance goals are achieved;

c. That the Restricted Stock Units may vest only upon completion of a specified period of continuous employment or other service and to the degree that specific performance goals have been achieved; or

d. That the Restricted Stock Units may vest only upon completion of a specified period of continuous employment or other service.

Section 9.3 Voting Rights. A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder.

Section 9.4 Settlement and Payment of Restricted Stock Units. Unless otherwise elected by the Participant as permitted under the Award Agreement, or otherwise provided for in the Award Agreement, Restricted Stock Units shall be settled upon the date such Restricted Stock Units vest (or as soon as administratively practicable thereafter, but in no event later than 2 1/2 months after the end of the calendar year in which vesting occurs). Such settlement shall be made by delivery of Shares, a cash payment determined by reference to the then current Fair Market Value of Shares, or a combination of Shares and cash, as determined in the sole discretion of the Committee, either by the terms of the Award Agreement or otherwise. Any Shares issued in settlement of Restricted Stock Units are subject to the transfer restrictions set forth in Section 15.3.

Section 10. Performance Shares

Section 10.1 Grant of Performance Shares. Subject to the terms and conditions of this Plan, Performance Shares may be granted to Participants in such number, and upon such terms and at any time and from time to time as shall be determined by the Committee. Each grant of Performance Shares shall be evidenced by an Award Agreement.

Section 10.2 Value of Performance Shares. Each Performance Share shall have a value equal to the Fair Market Value of a Share on the Grant Date. The Committee shall set performance goals that, depending on the extent to which they are met over the specified Performance Period and the satisfaction of applicable service-based vesting conditions, shall determine the number of Performance Shares that shall vest, which may be greater than the target number of Performance Shares granted, and be paid to a Participant.

Section 10.3 Earning of Performance Shares. After the applicable Performance Period has ended, the number of Performance Shares earned by the Participant for the Performance Period shall be determined as a function of the extent to which the applicable corresponding performance goals have been achieved. This determination shall be made by the Committee.

Section 10.4 Form and Timing of Payment of Performance Shares. The Company shall pay at the close of the applicable Performance Period, or as soon as practicable thereafter, any earned Performance Shares in the form of Shares unless otherwise specified in the Award Agreement. Any Shares issued in settlement of Performance Shares are subject to the transfer restrictions set forth in Section 15.3.

Section 11. Performance Units

Section 11.1 Grant of Performance Units. Subject to the terms and conditions of this Plan, Performance Units may be granted to a Participant in such number, and upon such terms and at any time and from time to time as shall be determined by the Committee. Each grant of Performance Units shall be evidenced by an Award Agreement.

Section 11.2 Value of Performance Units. Each Performance Unit shall have an initial notional value equal to a dollar amount determined by the Committee. The Committee shall set performance goals that, depending on the extent to which they are met over the specified Performance Period and the satisfaction of applicable service-based vesting conditions, will determine the number of Performance Units that shall vest (which may be greater than the target number of Performance Units granted), the settlement value of each Performance Unit (if variable), and the settlement amount to be paid to the Participant.

Section 11.3 Earning of Performance Units. After the applicable Performance Period has ended, the number of Performance Units earned by the Participant over the Performance Period shall be determined as a function of the extent to which the applicable corresponding performance goals have been achieved. This determination shall be made by the Committee.

Section 11.4 Form and Timing of Payment of Performance Units. The Company shall pay at the close of the applicable Performance Period, or as soon as practicable thereafter, any earned Performance Units in the form of cash or in Shares or in a combination thereof, as specified in a Participant's applicable Award Agreement. Any Shares issued in settlement of Performance Units are subject to the transfer restrictions set forth in Section 15.3.

Section 12. Other Stock-Based Awards and Cash-Based Awards

Section 12.1 Grant of Other Stock-Based Awards and Cash-Based Awards.

a. Subject to the terms and conditions of this Plan, the Committee may grant Other Stock-Based Awards not otherwise described by the terms of this Plan to a Participant in such amounts and subject to such terms and conditions, as the Committee shall determine. Such Awards may involve the transfer of actual Shares to Participants, or payment in cash or otherwise of amounts based on the value of Shares.

b. The Committee may grant Cash-Based Awards not otherwise described by the terms of this Plan to a Participant in such amounts and upon such terms as the Committee shall determine.

c. Each grant of Other Stock-Based Awards and Cash-Based Awards shall be evidenced by an Award Agreement and/or subject to a subplan or special provisions approved by the Committee.

Section 12.2 Value of Other Stock-Based Awards and Cash-Based Awards. Each Other Stock-Based Award shall be expressed in terms of Shares or units based on Shares, as determined by the Committee. Each Cash-Based Award shall specify a payment amount or payment range as determined by the Committee. If the Committee exercises its discretion to establish performance goals, the number and/or value of Cash-Based Awards or Other Stock-Based Awards that shall be paid to the Participant will depend on the extent to which such performance goals are met and any service-based payment conditions are satisfied.

Section 12.3 Payment of Other Stock-Based Awards and Cash-Based Awards. Payment, if any, with respect to Cash-Based Awards and Other Stock-Based Awards shall be made in accordance with the terms of the applicable Award Agreement in the form of cash, Shares or other forms of Awards under this Plan or a combination of cash, Shares and other forms of Awards. The determination of the form in which Awards subject to this Section 12 will be paid shall be made by the Committee, unless the Committee chooses to provide in an applicable Award Agreement that a Participant may elect, in accordance with such procedures and limitations as the Committee may specify, the form in which such an Award will be paid. To the extent any Award subject to this Section 12 is to be paid in other forms of Awards under this Plan, such other form of Award issued in payment shall be valued for purposes of such payment at its fair value on the Grant Date of such Awards. If the Committee permits a Participant to elect to receive some or all of an amount that would otherwise be payable in cash under an Award subject to this Section 12 in Shares or other forms of Awards, the Committee may also provide in the applicable Award Agreement that the Fair Market Value of the Shares or the Grant Date fair value of the other forms of Awards may exceed the amount of cash that otherwise would have been payable.

Section 13. Other Stock-Based Awards and Cash-Based Awards

Subject to the terms and conditions of this Plan, Profits Interest Units in the form of LTIP Units of the Partnership (as authorized under Section 4.6 of the Partnership Agreement, or any successor or replacement provision) may be granted to a Participant in such number, and upon such terms and at any time and from time to time as shall be determined by the Committee. Awards of Profits Interest Units are intended to constitute a "profits interest" within the meaning of IRS Revenue Procedure 93-27, as clarified by IRS Revenue Procedure 2001-43, with respect to a Participant who is rendering services to or for the benefit of the Partnership, including any subsidiary of the Partnership. Each grant of Profits Interest Units shall be evidenced by an Award Agreement and shall specify the conditions and dates upon which Profits Interest Units may be exchanged or redeemed for Shares, which date shall not be earlier than the date as of which the Profits Interest Units vest and become nonforfeitable. Profits Interest Units shall be subject to such restrictions on transferability and other restrictions as the Committee may impose.

Section 14. Effect of Termination of Service

Each Award Agreement evidencing the grant of an Award shall provide for the following: (a) the extent to which a Participant shall vest in or forfeit such Award as a result of or following the Participant's Termination of Service; and (b) with respect to an Award in the form of an Option or SAR, the extent to which a Participant shall have the right to exercise the Option or SAR following the Participant's Termination of Service. The foregoing provisions shall be determined by the Committee, shall be included in each Award Agreement entered into with each Participant, need not be uniform among all Award Agreements and may reflect distinctions based on the reasons for termination.

Section 15. Transferability of Awards and Shares

Section 15.1 Transferability of Awards. Except as provided in Section 15.2, Awards shall not be transferable other than by will or the laws of descent and distribution. No Awards shall be transferable pursuant to a domestic relations order. No Awards shall be subject, in whole or in part, to attachment, execution or levy of any kind; and any purported transfer in violation of this Section 15.1 shall be null and void. The Committee may establish such procedures as it deems appropriate for a Participant to designate a beneficiary to whom any amounts payable or Shares deliverable in the event of, or following, the Participant's death may be provided.

Section 15.2 Committee Action. The Committee may, in its discretion, approve a Participant's transfer, by gift, of an Award (except in the case of an ISO), on such terms and conditions as the Committee deems appropriate and to the extent permissible with Code Section 409A and applicable securities laws, (i) to an "Immediate Family Member" (as defined below) of the Participant, (ii) to an inter vivos or testamentary trust in which the Award is to be passed to the Participant's designated beneficiaries, or (iii) to a charitable institution. Any transferee of the Participant's rights shall succeed and be subject to all of the terms of the applicable Award Agreement and this Plan, including restrictions on further transferability, compliance with applicable securities laws, and providing required investment representations. "Immediate Family Member" means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, a trust in which any of these persons have more than fifty (50%) percent of the beneficial interest, a foundation in which any of these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than fifty (50%) percent of the voting interests.

Section 15.3 Restrictions on Share Transferability. The Committee may impose such restrictions on any Shares acquired by a Participant under this Plan as it may deem advisable, including, without limitation, minimum holding period requirements, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed or traded, or under any blue sky or state securities laws applicable to such Shares.

Section 16. Performance-Based Compensation

Section 16.1 Performance-Based Compensation. The Committee, in its sole discretion, may designate any Award as Performance-Based Compensation upon grant.

Section 16.2 Performance Measures. The performance goals upon which the grant, payment or vesting of an Award that is intended to qualify as Performance-Based Compensation are conditioned must be based on one or more of the following Performance Measures:

> return over capital costs or increases in return over capital costs; (b) total earnings or the growth in such earnings; (c) consolidated earnings or the growth in such earnings; (d) earnings per share or the growth in such earnings; (e) net earnings or the growth in such earnings; (f) earnings before interest expense, taxes, depreciation, amortization and other non-cash items or the growth in such earnings; (g) earnings before interest and taxes or the growth in such earnings; (h) consolidated net income or the growth in such income; (i) the value of the Company's stock or the growth in such value; (j) the Company's stock price or the growth in such price; (k) return on assets or the growth on such return; (l) cash flow or the growth in such cash flow; (m) total shareholder return or the growth in such return; (n) expenses or the reduction of such expenses; (o) sales growth; (p) overhead ratios or changes in such ratios; (q) expense-to-sales ratios or the changes in such ratios; (r) economic value added or changes in such value added; (s) funds from operations (FFO); (t) level of investments, development starts, or leasing or disposition activity; or (u) such other Performance Measures selected by the Committee, in its reasonable discretion.

Any Performance Measure(s) may, as the Committee, in its sole discretion deems appropriate, (i) relate to the performance of the Company, or any Affiliate or Subsidiary as a whole or any business unit, division or segment of the Company or any Affiliate or Subsidiary or any combination thereof, (ii) be compared to the performance of a group of comparator companies, or published or special index, (iii) be based on change in the Performance Measure over a specified period of time and such change may be measured based on an arithmetic change over the specified period (e.g., cumulative change or average change), or percentage change over the specified period (e.g., cumulative percentage change, average percentage change or compounded percentage change), (iv) relate to or be compared to one or more other Performance Measures, or (v) any combination of the foregoing. The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of performance goals pursuant to the Performance Measures specified in this Section 16.

Performance goals shall be established by the Committee as set forth in this Section 16, and shall be set forth in the applicable Award Agreement. With regard to a particular Performance Period, the Committee, in its sole discretion, shall, within the first 90 days of a Performance Period, determine the length of the Performance Period (provided any such Performance Period shall be not less than one fiscal quarter in duration), the type(s) of Performance-Based Compensation Awards to be issued, and the Performance Measures that will be used to establish the performance goals. Following the completion of a Performance Period, the Committee shall review and certify in writing whether, and to what extent, the performance goals for the Performance Period have been achieved and, if so, calculate and certify in writing the amount of the Performance-Based Compensation Awards earned for the period.

Section 16.3 Evaluation of Performance. The Committee may provide in any Award intended to qualify as Performance-Based Compensation that any evaluation of performance may, among other things, include or exclude the impact, if any, on reported financial results of any of the following events that occurs during a Performance Period: (a) asset write-downs, (b) litigation, claims, judgments or settlements, (c) changes in tax laws, accounting principles or other laws or provisions, (d) reorganization or restructuring programs, (e) acquisitions or divestitures, (f) foreign exchange gains and losses, (g) gains or losses on sales or dispositions, (h) events that are treated as unusual in nature or infrequent in their occurrence and which are disclosed in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to shareholders, and (i) any similar event or condition specified in such Award Agreement. Notwithstanding any other provision of the Plan, payment or vesting of any such Award that is intended to qualify as Performance-Based Compensation shall not be made until the Committee certifies in writing that the applicable performance goals and any other material terms of such Award were in fact satisfied.

Section 16.4 Adjustment of Performance-Based Compensation. The Committee shall have no discretion to increase the amount payable pursuant to Awards that are intended to qualify as Performance-Based Compensation beyond the amount that would otherwise be payable upon attainment of the applicable performance goal(s). The Committee may not waive the achievement of the applicable performance goals, except in the case of the Participant's death or disability or a Change in Control. The Committee shall, however, retain the discretion to decrease the amount payable pursuant to such Awards below the amount that would otherwise be payable upon

attainment of the applicable performance goal(s), either on a formula or discretionary basis or any combination, as the Committee determines, in its sole discretion.

Section 17. Non-Employee Director Awards

Section 17.1 Awards to Non-Employee Directors. The Committee shall approve all Awards to Non-Employee Directors. The terms and conditions of any grant of any Award to a Non-Employee Director shall be set forth in an Award Agreement.

Section 17.2 Awards in Lieu of Fees. The Committee may permit a Non-Employee Director the opportunity to receive an Award in lieu of payment of all or a portion of future Director fees (including but not limited to cash retainer fees and meeting fees) or other types of Awards pursuant to such terms and conditions as the Committee may prescribe and set forth in an applicable subplan or Award Agreement. If the Committee permits a Participant to elect to receive payment of all or a portion of future director fees that would otherwise be payable in cash in the form of an Award, the Committee may also provide in the applicable Award Agreement that the Grant Date fair value of the Award may exceed the amount of cash that otherwise would have been payable.

Section 17.3 Annual Award Limit. The maximum aggregate Grant Date fair value of equity-based Awards made in any fiscal year to any Non-Employee Director shall not exceed $750,000. Notwithstanding the foregoing, the annual award limit set forth in this Section 17.3 shall (a) solely apply to Awards granted under this Plan and (b) not apply to Shares or Share equivalents granted to a Non-Employee Director in lieu of all or any portion of such Non-Employee Director's cash-based Director fees. For purposes of this Section 17.3, the fair value of equity-based Awards shall be determined as of the Grant Date under applicable accounting standards.

Section 18. Effect of a Change in Control

Section 18.1 Default Vesting Provisions. Unless otherwise provided for in an Award Agreement, and except to the extent that an Award meeting the requirements of Section 18.2(a) (a "Replacement Award") is provided to the Participant pursuant to Section 4.4 to replace an existing Award (the "Replaced Award"), upon a Change in Control, all then-outstanding Awards shall vest in accordance with paragraphs (a), (b) and (c) below.

a. Outstanding Options and SARs. Upon a Change in Control, a Participant's then-outstanding Options and SARs that are not vested shall immediately become fully vested (and, to the extent applicable, all performance conditions shall be deemed satisfied at target performance or if greater, based on actual performance as of the date of such Change in Control) and, subject to Section 18.3, exercisable over the exercise period set forth in the applicable Award Agreement.

b. Outstanding Awards, other than Options and SARs, Subject Solely to a Service Condition. Upon a Change in Control, subject to Section 18.3, a Participant's then-outstanding Awards, other than Options and SARs, that are not vested and as to which vesting depends solely on the satisfaction of a service obligation by the Participant to the Company or any Subsidiary or Affiliate shall become fully vested and shall be settled in cash, Shares or a combination thereof as provided for under the applicable Award Agreement within thirty (30) days following such Change in Control (except to the extent that settlement of the Award must be made pursuant to its original schedule in order to comply with Code Section 409A).

c. Outstanding Awards, other than Options and SARs, Subject to a Performance Condition. Upon a Change in Control, subject to Section 18.3, a Participant's then-outstanding Awards, other than Options and SARs, that are not vested and as to which vesting depends upon the satisfaction of one or more performance conditions shall immediately vest and all performance conditions shall be deemed satisfied as if target performance was achieved, or if greater, based on actual performance as of the date of such Change in Control. Notwithstanding that the applicable Performance Period, retention period or other restrictions and conditions have not been completed or satisfied, such Awards shall be settled pro rata, based on the proportion of the applicable Performance Period that lapsed through the date of the Change in Control, in cash, Shares or a combination thereof as provided for under the applicable Award Agreement within thirty (30) days following such Change in Control (except to the extent that settlement of the Award must be made pursuant to its original schedule in order to comply with Code Section 409A).

Section 18.2 Definition of Replacement Award.

a. An Award shall meet the conditions of this Section 18.2(a) (and hence qualify as a Replacement Award) if: (i) it is of the same type as the Replaced Award (or, it is of a different type as the Replaced Award, provided that the Committee, as constituted immediately prior to the Change in Control, finds such type acceptable); (ii) it has an intrinsic value at least equal to the value of the Replaced Award; (iii) it relates to publicly traded equity securities of the Company or its successor in the Change in Control or another entity that is affiliated with the Company or its successor following the Change in Control; (iv) its terms and conditions comply with Section 18.2(b); and (v) its other terms and conditions are not less favorable to the holder of the Award than the terms and conditions of the Replaced Award (including the provisions that would apply in the event of a subsequent Change in Control). Without limiting the generality of the foregoing, the Replacement Award may take the form of a continuation of the Replaced Award if the requirements of the preceding sentence are satisfied. The determination of whether the conditions of this Section 18.2(a) are satisfied shall be made by the Committee, as constituted immediately before the Change in Control, in its sole discretion. Without limiting the generality of the foregoing, the Committee may determine the value of Awards and Replacement Awards that are Options or SARs by reference to either their intrinsic value or their fair value.

b. Upon an involuntary termination of service of a Participant (i) by the Company other than for Cause, or (ii) to the extent specifically permitted in the Participant's Award Agreement, a termination by the Participant for Good Reason, in either case occurring within the Protection Period, unless otherwise specified in the award agreement and approved by the Committee as constituted prior to the Change in Control, all Replacement Awards held by the Participant shall become fully vested and free of restrictions and, in the case of Replacement Awards in the form of (x) stock options or stock appreciation rights shall be fully exercisable, (y) performance-based Awards shall be deemed to be satisfied at target level performance and paid pro rata (based upon the proportion of the applicable Performance Period that has lapsed through the date of the Participant's involuntary termination of service) upon or within 60 days of such termination of service, or (z) service-based Awards (other than stock options or stock appreciation rights) shall be paid upon or within 60 days of such termination of service. Notwithstanding the foregoing, with respect to any Award that is considered deferred compensation subject to Code Section 409A, settlement of such Award shall be made pursuant to its original schedule if necessary to comply with Code Section 409A.

Section 18.3 Cashout of Awards.

a. Unless otherwise provided for in an Award Agreement, in the event of a Change in Control, with respect to any outstanding Option or Stock Appreciation Right, the Committee shall have discretion to cause a cash payment to be made to the person who then holds such Option or Stock Appreciation Right, in lieu of the right to exercise such Option or Stock Appreciation Right or any portion thereof. In the event the Committee exercises its discretion to cause such cash payment to be made, the amount of such cash payment shall be equal to the amount by which (i) the aggregate Fair Market Value (on the date of the Change in Control) of the Shares that are subject to such Option or Stock Appreciation Right exceeds (ii) the aggregate Exercise Price or Grant Price (as applicable) of such Shares under such Option or Stock Appreciation Right. If the aggregate Fair Market Value (on the date of the Change in Control) of the Shares that are subject to such Option or Stock Appreciation Right is less than the aggregate Exercise Price or Grant Price (as applicable) of such Shares under such Option or Stock Appreciation Right, such Option or Stock Appreciation Right shall be cancelled without any payment.

b. Unless otherwise provided for in an Award Agreement, in the event of a Change in Control, with respect to an Award (other than an Option or Stock Appreciation Right) that would otherwise be payable in Common Shares, the Committee shall have discretion to cause the payment of such Award to be made in cash instead of Shares. In the event the Committee exercises its discretion to cause such cash payment to be made, the amount of such cash payment shall be equal to the aggregate Fair Market Value, on the date of the Change in Control, of the Shares that would otherwise then be payable under such Award.

c. In the event the terms of a Change in Control transaction impose an escrow, holdback, earnout or similar condition on payments to shareholders of the Company, the Committee may, in its discretion, require that amounts payable to Participants under or with respect to any Award in connection with such transaction also be subject to escrow, holdback, earnout or similar conditions on similar terms and conditions as such provisions apply to the

shareholders of the Company, provided, however, that any such payments are required to be made by the fifth anniversary of the transaction.

Section 19. Dividends and Dividend Equivalents

Section 19.1 Payment of Dividends on Restricted Stock. With respect to an Award of Restricted Stock, the Committee may grant or limit the right of a Participant to receive dividends declared on Shares that are subject to such Award to the extent the Award is not yet vested. If the Committee grants the right of a Participant to receive dividends declared on unvested Shares of Restricted Stock, then such dividends shall be paid to the Participant as of the applicable dividend payment dates or such other dates as determined by the Committee and set forth in the applicable Award Agreement.

Section 19.2 Payment of Dividend Equivalents on Awards Other than Options, SARs and Restricted Stock. Except for Options, SARs and Restricted Stock, the Committee may grant Dividend Equivalents on the units or other Share equivalents subject to an Award based on the dividends actually declared and paid on outstanding Shares. The terms of any Dividend Equivalents will be as set forth in the applicable Award Agreement, including the time and form of payment and whether such Dividend Equivalents will be credited with interest or deemed to be reinvested in additional units or Share equivalents. Notwithstanding the foregoing, Dividend Equivalents payable with respect to the unvested portion of any Award shall not be paid to the Participant until, and shall be paid only to the extent that, the underlying Award vests. In the event that any portion of an Award is forfeited prior to vesting, any accumulated Dividend Equivalents attributable to such forfeited portion shall also be forfeited.

Section 19.3 Performance-Based Awards. With respect to any Award as to which vesting depends upon the satisfaction of one or more performance conditions, such dividends or Dividend Equivalents shall be subject to the same performance conditions and service conditions, as applicable, as the underlying Award.

Section 20. Beneficiary Designation

The Committee may, from time to time, establish procedures it deems appropriate for a Participant to name a beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under this Plan is to be paid in case of the Participant's death before the Participant receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Committee, and will be effective only when filed by the Participant in writing, including electronically, with the Company during the Participant's lifetime. In the absence of any such beneficiary designation, benefits remaining unpaid or rights remaining unexercised at the Participant's death shall be paid to or exercised by the Participant's executor, administrator or legal representative.

Section 21. Rights of Participants

Section 21.1 Employment and Service. Nothing in this Plan or an Award Agreement shall (a) interfere with or limit in any way the right of the Company or any Subsidiary or Affiliate to terminate any Participant's employment with, or provision of service to, the Company or any Subsidiary or Affiliate at any time or for any reason not prohibited by law or (b) confer upon any Participant any right to continue the Participant's employment or service as a Director for any specified period of time. Neither an Award nor any benefits arising under this Plan shall constitute an employment or service contract with the Company or any Subsidiary or Affiliate and, accordingly, subject to Section 3 and Section 22, this Plan and the benefits hereunder may be amended or terminated at any time in the sole and exclusive discretion of the Board or Committee without giving rise to any liability on the part of the Company, any Subsidiary, the Committee or the Board.

Section 21.2 Participation. No individual shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award.

Section 21.3 Rights as a Shareholder. Except as otherwise provided herein, a Participant shall have none of the rights of a shareholder with respect to Shares covered by any Award until the Participant becomes the record holder of such Shares.

Section 22. Amendment and Termination

Section 22.1 Amendment and Termination of this Plan and Awards.

a. Subject to subparagraphs (b) and (c) of this Section 22.1, Section 22.3 and Section 22.4 of this Plan, the Board may at any time amend, suspend or terminate this Plan, and the Board or Committee may at any time amend, suspend or terminate any outstanding Award Agreement.

b. Without the prior approval of the Company's shareholders and except as provided for in Section 4.4, no Option or SAR Award may be (i) amended to reduce the Exercise Price or the Grant Price thereof, as applicable; (ii) cancelled in exchange for the grant of any new Option or SAR with a lower Exercise Price or Grant Price, as applicable; or (iii) cancelled in exchange for cash, other property or the grant of any new Award at a time when the Exercise Price of the Option or the Grant Price of the SAR is greater than the current Fair Market Value of a Share.

c. Notwithstanding the foregoing, no amendment of this Plan shall be made without shareholder approval if shareholder approval is required (as provided below or otherwise) pursuant to rules promulgated by any stock exchange or quotation system on which Shares are listed or quoted or by applicable U.S. state corporate laws or regulations, or applicable U.S. federal laws or regulations, including but not limited to, the then-applicable requirements of Rule 16b-3 of the Exchange Act or any requirements under the Code relating to ISOs. Amendments to the Plan that require shareholder approval include, but are not limited to: (i) except as is provided in Section 4.4, an increase in the maximum number of Shares which may be sold or awarded under the Plan or an increase in the maximum limitations set forth in Section 4; (ii) a change in the class of persons eligible to receive Awards under the Plan; or (iii) an extension of the duration of the Plan or the maximum period during which Options or SARs may be exercised.

Section 22.2 Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events.

a. Except as may be limited by Section 16 with respect to Awards intended to qualify as Performance-Based Compensation, the Committee may make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4.4) affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent unintended dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan.

b. Any subplan may provide that the Committee or its authorized delegate shall retain the discretion to decrease the amount payable pursuant to a Cash-Based Award granted under such subplan below the amount that would otherwise be payable upon attainment of the applicable performance goal(s) over a Performance Period that does not exceed a term of one (1) year, either on a formula or discretionary basis or any combination, as the Committee or its authorized delegate determines is appropriate.

c. The determination of the Committee (or its authorized delegate, if applicable) as to any adjustments made pursuant to subparagraphs (a) and (b) above shall be conclusive and binding on Participants under this Plan. By accepting an Award under this Plan, a Participant agrees to any adjustment to the Award made pursuant to this Section 22.2 without further consideration or action.

Section 22.3 Awards Previously Granted. Notwithstanding any other provision of this Plan to the contrary, other than Sections 22.2 and 22.4, no termination or amendment of this Plan or an Award Agreement shall adversely affect in any material way any Award previously granted under this Plan, without the written consent of the Participant holding such Award.

Section 22.4 Amendment to Conform to Law. Notwithstanding any other provision of this Plan to the contrary, the Board may amend this Plan and the Board or the Committee may amend an Award Agreement, to take effect retroactively or otherwise, as deemed necessary or advisable for the purpose of conforming this Plan or an Award Agreement to (i) any law relating to plans of this or similar nature (including, but not limited to Code Section 409A), and to the administrative regulations and rulings promulgated thereunder, (ii) any applicable stock exchange requirements and (iii) any compensation recoupment policy adopted by the Company. By accepting an Award

under this Plan, a Participant agrees to any amendment made pursuant to this Section 22.4 to this Plan and any Award without further consideration or action.

Section 22.5 Deferred Compensation.

a. It is intended that any Award under this Plan shall either be exempt from, or shall comply (in form and operation) with, Code Section 409A and shall be limited, construed and interpreted in accordance with such intent. To the extent that any Award is subject to Code Section 409A, it shall be paid in a manner that is intended to comply with Code Section 409A, including proposed, temporary or final regulations or any other guidance issued by the Secretary of the Treasury and the Internal Revenue Service with respect thereto. Notwithstanding anything herein to the contrary, any provision in this Plan that is inconsistent with Code Section 409A shall be deemed to be amended to comply with Code Section 409A and to the extent such provision cannot be amended to comply therewith for any reason, such provision shall be null and void.

b. Unless the Committee provides otherwise in an Award Agreement, each Restricted Stock Unit, Performance Unit, Performance Share, Cash-Based Award, and/or Other Stock-Based Award shall be paid in full to the Participant no later than the fifteenth day of the third month after the end of the first calendar year in which such Award is no longer subject to a "substantial risk of forfeiture" within the meaning of Section 409A of the Code. If the Committee provides in an Award Agreement that a Restricted Stock Unit, Performance Unit, Performance Share, Cash-Based Award, or Other Stock-Based Award is intended to be subject to Section 409A of the Code, the Award Agreement shall include terms that are intended to comply in all respects with Section 409A of the Code.

c. Notwithstanding any contrary provision in the Plan or Award Agreement, any payment(s) of "nonqualified deferred compensation" (within the meaning of Code Section 409A) that are otherwise required to be made under the Plan to a "specified employee" (as defined under Code Section 409A) as a result of such employee's separation from service (other than a payment that is not subject to Code Section 409A) shall be delayed for the first six (6) months following such separation from service (or, if earlier, the date of death of the specified employee) and shall instead commence (in a manner set forth in the Award Agreement) upon expiration of such delay period.

d. The Company shall have no liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Code Section 409A is not so exempt or compliant or for any action taken by the Committee or the Company and, in the event that any amount or benefit under the Plan becomes subject to interest or penalties with respect to Code Section 409A, responsibility for payment of such penalties shall rest solely with the affected Participant and not with the Company. Notwithstanding any provision of the Plan and/or Award Agreement to the contrary, the Company does not make any representation to any Participant or beneficiary as to the tax consequences of any Awards made pursuant to this Plan, and the Company shall have no liability or other obligation to indemnify or hold harmless the Participant or any beneficiary for any tax, additional tax, interest or penalties that the Participant or any beneficiary may incur as a result of the grant, vesting, exercise or settlement of an Award under this Plan.

Section 23. General Provisions

Section 23.1 Forfeiture Events.

a. In addition to the forfeiture events specified in paragraph (b) below, the Committee may specify in an Award Agreement that the Participant's rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable treatment of an Award. Such events may include, without limitation, breach of non-competition, non-solicitation, confidentiality, or other restrictive covenants that are contained in the Award Agreement or otherwise applicable to the Participant, a Termination of Service for Cause, or other conduct by the Participant that is detrimental to the business or reputation of the Company and its Subsidiaries.

b. Notwithstanding any other provisions in this Plan, any Award which is subject to recovery under any law, government regulation, or stock exchange listing requirement, or any policy adopted by the Company or determined by the Committee (including the Cousins Properties Incorporated Clawback Policy) and set forth in the applicable Award Agreement will be subject to such deductions and clawback as may be required to be made

pursuant to such law, government regulation or stock exchange listing requirement or any policy adopted by the Company or determined by the Committee (including the Cousins Properties Incorporated Clawback Policy) and set forth in the applicable Award Agreement, and the Committee, in its sole and exclusive discretion, may require that any Participant reimburse the Company all or part of the amount of any payment in settlement of any Award granted hereunder.

Section 23.2 Tax Withholding.

a. Tax Withholding Generally. The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy applicable federal, state and local tax withholding requirements, domestic or foreign, with respect to any taxable event arising as a result of the grant, vesting, exercise or settlement of an Award to the Participant under this Plan.

b. Share Withholding. Unless otherwise required by the Committee, the Company may withhold, or permit a Participant to elect to have withheld, from a payment in Shares the number of Shares having a Fair Market Value equal to the amount required to be withheld to satisfy applicable federal, state and local tax withholding requirements, domestic or foreign, or such greater amount up to the maximum statutory withholding rate under applicable law as applicable to such Participant, if such other greater amount would not result in adverse financial accounting treatment as determined by the Committee.

Section 23.3 Legend. The certificates for Shares may include any legend that the Committee deems appropriate to reflect any restrictions on transfer of such Shares.

Section 23.4 Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular, and the singular shall include the plural.

Section 23.5 Severability. In the event any provision of this Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of this Plan, and this Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

Section 23.6 Requirements of Law. The granting of Awards and the issuance of Shares under this Plan shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required. It is the intent of the Company that this Plan satisfy, and be interpreted in a manner that satisfies, the applicable requirements of Rule 16b-3, as promulgated under Section 16 of the Exchange Act, so that Participants will be entitled to the benefit of Rule 16b-3 (or any successor provisions) and will not be subject to short-swing liability under Section 16 of the Exchange Act. If any provision of this Plan would conflict with this intent, such provision to the extent possible shall be interpreted and/or deemed amended so as to avoid such conflict.

Section 23.7 Delivery of Shares. The Company shall have no obligation to issue or deliver Shares under this Plan prior to:

a. Obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and

b. Completion of any registration or other qualification of the Shares under any applicable national or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable. Inability to Obtain Authority.

Section 23.8 Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or deliver such Shares as to which such requisite authority shall not have been obtained.

Section 23.9 Investment Representations. The Committee may require any individual receiving Shares pursuant to an Award under this Plan to represent and warrant in writing that the individual is acquiring the Shares for investment and without any present intention to sell or distribute such Shares.

Section 23.10 Employees Based Outside of the United States. Notwithstanding any provision of this Plan to the contrary, in order to comply with the laws in other countries in which the Company or any Subsidiaries or Affiliates operate or have Employees or Directors, the Committee, in its sole discretion, shall have the power and authority to:

a. Determine which Subsidiaries and Affiliates shall be covered by this Plan;

b. Determine which Employees or Directors outside the United States are eligible to participate in this Plan;

c. Modify the terms and conditions of any Award granted to Employees or Directors outside the United States to comply with applicable foreign laws;

d. Establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable. Any subplans and modifications to Plan terms and procedures established under this Section 23.10 by the Committee shall be attached to this Plan document as appendices; and

e. Take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local government regulatory exemptions or approvals.

Notwithstanding the above, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate applicable law.

Section 23.11 Uncertificated Shares. To the extent that this Plan provides for issuance of certificates to reflect the transfer of Shares, the transfer of such Shares may be effected on a noncertificated basis, to the extent not prohibited by applicable law or the rules of any stock exchange.

Section 23.12 Unfunded Plan. Participants shall have no right, title or interest whatsoever in or to any investments that the Company or any Subsidiaries or Affiliates may make to aid it in meeting its obligations under this Plan. Nothing contained in this Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any Participant, beneficiary, legal representative or any other individual. To the extent that any individual acquires a right to receive payments from the Company or any Subsidiary or Affiliate under this Plan, such right shall be no greater than the right of an unsecured general creditor of the Company or the Subsidiary or the Affiliate, as the case may be. All payments to be made hereunder shall be paid from the general funds of the Company, or the Subsidiary or the Affiliate, as the case may be, and no special or separate fund shall be established, and no segregation of assets shall be made to assure payment of such amounts except as expressly set forth in this Plan.

Section 23.13 No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to this Plan or any Award. The Committee shall determine whether cash, Awards or other property shall be issued or paid in lieu of fractional Shares or whether such fractional Shares or any rights thereto shall be forfeited or otherwise eliminated.

Section 23.14 Retirement and Welfare Plans. Neither Awards made under this Plan nor Shares or cash paid pursuant to such Awards may be included as “compensation” for purposes of computing the benefits payable to any Participant under the Company’s or any Subsidiary’s or Affiliate’s retirement plans (both qualified and nonqualified) or welfare benefit plans unless such other plan expressly provides that such compensation shall be taken into account in computing a Participant’s benefit.

Section 23.15 Nonexclusivity of this Plan. The adoption of this Plan shall not be construed as creating any limitations on the power of the Board or Committee to adopt such other compensation arrangements as it may deem desirable for any Participant.

Section 23.16 No Constraint on Corporate Action. Nothing in this Plan shall be construed to: (i) limit, impair, or otherwise affect the Company’s or a Subsidiary’s or Affiliate’s right or power to make adjustments,

reclassifications, reorganizations or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell or transfer all or any part of its business or assets; or, (ii) limit the right or power of the Company or a Subsidiary or Affiliate to take any action that such entity deems to be necessary or appropriate.

Section 23.17 Governing Law and Construction. This Plan and each Award Agreement shall be governed by the laws of the state of Georgia excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Plan to the substantive law of another jurisdiction. Unless otherwise provided in the Award Agreement, recipients of an Award under this Plan are deemed to submit to the exclusive jurisdiction and venue of the federal or state courts of Georgia to resolve any and all issues that may arise out of or relate to this Plan or any related Award Agreement. This Plan shall be construed in a manner consistent with the Company's status as a real estate investment trust ("REIT"). No Award shall be granted, and with respect to any Award granted under this Plan, such Award shall not vest, be exercisable, or be settled: (i) to the extent that the grant, vesting, or settlement of such Award could cause the Participant or any other person to be in violation of the ownership limit or any other provision of the Company's organizing documents; or (ii) if, in the discretion of the Committee, the grant, vesting, or settlement of such Award could impair the Company's status as a REIT.

Section 23.18 Delivery and Execution of Electronic Documents. To the extent permitted by applicable law, the Company may (i) deliver by email or other electronic means (including posting on a website maintained by the Company or by a third party under contract with the Company) all documents relating to this Plan or any Award thereunder (including without limitation, prospectuses required by the Commission) and all other documents that the Company is required to deliver to its security holders (including without limitation, annual reports and proxy statements) and (ii) permit Participant's to electronically execute applicable Plan documents (including, but not limited to, Award Agreements) in a manner prescribed by the Committee.

Section 23.19 No Representations or Warranties Regarding Tax Effect. Notwithstanding any provision of this Plan to the contrary, the Company, Subsidiaries, Affiliates, the Board and the Committee neither represent nor warrant the tax treatment under any federal, state, local or foreign laws and regulations thereunder (individually and collectively referred to as the "Tax Laws") of any Award granted or any amounts paid to any Participant under this Plan including, but not limited to, when and to what extent such Awards or amounts may be subject to tax, penalties and interest under the Tax Laws.

Section 23.20 Indemnification. Subject to requirements of the laws of the state of Georgia, each individual who is or shall have been a member of the Board, or a Committee appointed by the Board, or an officer of the Company or other person to whom authority was delegated in accordance with Section 3, shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under this Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf, unless such loss, cost, liability or expense is a result of his or her own willful or gross misconduct or except as expressly provided by statute. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such individuals may be entitled under the Company's Articles of Incorporation or Bylaws, as a matter of law or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

Section 23.21 Successors. All obligations of the Company under this Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

Section 23.22 Deferrals. Subject to applicable law, the Committee may from time to time establish procedures pursuant to which a Participant may defer on an elective or mandatory basis receipt of all or a portion of the cash or Shares subject to an Award on such terms and conditions as the Committee shall determine, including those of any deferred compensation plan of the Company or any Subsidiary or Affiliate specified by the Committee for such purpose.

Section 23.23 Data Protection. By participating in the Plan, each Participant consents to the collection, processing, transmission and storage by the Company, in any form whatsoever, of any data of a professional or personal nature which is necessary for the purposes of administering the Plan. The Company may share such information with any Subsidiary or Affiliate, any trustee, its registrars, brokers, other third-party administrator or any person who obtains control of the Company or any Subsidiary or Affiliate or any division respectively thereof.

Section 23.24 Right of Offset. Subject to applicable legal requirements, including Code Section 409A, the Company and its Subsidiaries and Affiliates shall have the right to offset against the obligations to make payment or issue any Shares to any Participant under this Plan, any outstanding amounts (including travel and entertainment advance balances, loans, tax withholding amounts paid by the employer or amounts repayable to the Company, Subsidiary or Affiliate pursuant to tax equalization, housing, automobile or other employee programs) such Participant then owes to the Company or a Subsidiary or Affiliate and any amounts the Committee otherwise deems appropriate pursuant to any tax equalization policy or agreement.

Cousins

3344 PEACHTREE ROAD NE, SUITE 1800, ATLANTA, GA 30326
404.407.1000 - COUSINS.COM

COUSINS PROPERTIES INCORPORATED
ATTN: LEGAL
3344 PEACHTREE ROAD NE
SUITE 1800
ATLANTA, GA 30326

SCAN TO
VIEW MATERIALS & VOTE

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Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V84901-P46045

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

COUSINS PROPERTIES INCORPORATED

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR ALL NOMINEES" IN THE ELECTION OF DIRECTORS, "FOR" PROPOSAL 2, "FOR" PROPOSAL 3, AND "FOR" PROPOSAL 4.

1. Elect nine Directors nominated by the Board of Directors.

Nominees:	**For**	**Against**	**Abstain**
1a. Charles T. Cannada	☐	☐	☐
1b. Robert M. Chapman	☐	☐	☐
1c. M. Colin Connolly	☐	☐	☐
1d. Scott W. Fordham	☐	☐	☐
1e. Susan L. Givens	☐	☐	☐
1f. R. Kent Griffin, Jr.	☐	☐	☐
1g. Donna W. Hyland	☐	☐	☐
1h. Dionne Nelson	☐	☐	☐
1i. R. Dary Stone	☐	☐	☐

	For	**Against**	**Abstain**
2. Approve, on an advisory basis, the compensation of the named executive officers.	☐	☐	☐
3. Approve the Cousins Properties Incorporated Amended and Restated 2019 Omnibus Incentive Stock Plan.	☐	☐	☐
4. Ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending December 31, 2026.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

The undersigned acknowledges receipt with this proxy of a copy of the Notice of Annual Meeting and Proxy Statement dated March 18, 2026.

Please vote, sign and date this proxy and promptly return it in the enclosed envelope whether or not you plan to attend the Annual Meeting. If you attend the Annual Meeting, you may revoke the proxy and vote these shares through the virtual format.

Note: Please sign exactly as your name or names appear(s) on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

V62224-P26106

COUSINS PROPERTIES INCORPORATED
THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
FOR THE ANNUAL MEETING OF STOCKHOLDERS
April 29, 2025 12:00 PM local time

The undersigned hereby appoints Robert M. Chapman and M. Colin Connolly, and each of them, proxies with full power of substitution for and in the name of the undersigned, to vote all shares of stock of Cousins Properties Incorporated which the undersigned would be entitled to vote if personally present at the Annual Meeting of Stockholders to be held on Tuesday, April 29, 2025, 12:00 PM local time, at 3344 Peachtree Rd, Suite 1800, Atlanta, Georgia 30326, and at any postponements or adjournments thereof, upon the matters described in the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement dated March 18, 2025, and upon any other business that may properly come before the meeting or any postponements or adjournments thereof.

The proxies are directed to vote or refrain from voting pursuant to the Proxy Statement as follows and otherwise in their discretion upon all other matters that may properly come before the meeting or any postponements or adjournments thereof.

This proxy will be voted as directed. If no direction is indicated, this proxy will be voted "FOR ALL NOMINEES" for Director, "FOR" Proposal 2, and "FOR" Proposal 3.

(Continued and to be signed on the reverse side.)